Exhibit 99.2

Management’s Discussion and Analysis

For the three and twelve months ended December 31, 2024

Suite 1188, 550 Burrard Street
Vancouver, British Columbia
V6C 2B5

Phone: (604) 687-4018
Fax: (604) 687-4026

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2024
Management’s Discussion and Analysis
This Management’s Discussion and Analysis (“MD&A”) dated February 20, 2025 for Eldorado Gold Corporation contains information that management believes is relevant for an assessment and understanding of our consolidated financial position and the results of consolidated operations for the year ended December 31, 2024. The MD&A should be read in conjunction with the audited Consolidated Financial Statements for the years ended December 31, 2024 and 2023, which were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board ("IASB").
Throughout this MD&A, Eldorado, Eldorado Gold, we, us, our and the Company means Eldorado Gold Corporation. This quarter means the fourth quarter of 2024.

Forward Looking Statements and Information
This MD&A contains forward-looking statements and information and should be read in conjunction with the risk factors described in the sections of this MD&A titled “Managing Risk”, “Forward-Looking Statements and Information” and "Other Information and Advisories". Additional information including this MD&A, the audited annual consolidated financial statements for the years ended 2024 and 2023, our Annual Information Form for the year ended December 31, 2023 (our "AIF"), and press releases have been filed electronically through the System for Electronic Document Analysis and Retrieval ("SEDAR+"), the Electronic Data Gathering, Analysis and Retrieval system ("EDGAR"), and are available online under the Eldorado profile at www.sedarplus.com, www.sec.gov/edgar and on the Company’s website (www.eldoradogold.com).

Non-IFRS and Other Financial Measures and Ratios
Certain non-IFRS financial measures and ratios are included in this MD&A, including total cash costs and total cash costs per ounce sold, all-in sustaining costs ("AISC") and AISC per ounce sold, sustaining and growth capital, average realized gold price per ounce sold, adjusted net earnings/(loss) attributable to shareholders, adjusted net earnings/(loss) per share attributable to shareholders, earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA"), free cash flow, free cash flow excluding Skouries, and cash flow from operating activities before changes in working capital. In the gold mining industry, these are common performance measures but may not be comparable to similar measures presented by other issuers. We believe that these measures, in addition to information prepared in accordance with IFRS, provides investors with useful information to assist in their evaluation of the Company’s performance and ability to generate cash flow from operating activities. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For further information, refer to the “Non-IFRS and Other Financial Measures and Ratios” section of this MD&A.
The following additional abbreviations may be used throughout this MD&A: General and Administrative Expenses ("G&A"); Gold ("Au"); Ounces ("oz"); Grams per Tonne ("g/t"); Million Tonnes ("Mt"); Tonnes ("t"); Kilometre ("km"); Metres ("m"); Tonnes per Day ("tpd"); Kilo Tonnes per Annum ("ktpa"); Percentage ("%"); Cash Generating Unit ("CGU"); Life of Mine ("LOM"); New York Stock Exchange ("NYSE"); Toronto Stock Exchange ("TSX"); Net Present Value ("NPV"); Internal Rate of Return ("IRR"); Secured Overnight Financing Rate ("SOFR"), and Euro Interbank Offered Rate ("EURIBOR").

Reporting Currency and Tabular Amounts
All amounts are presented in U.S. dollars ("$") unless otherwise stated. Unless otherwise specified, all tabular amounts are expressed in millions of U.S. dollars, except share, per share or per ounce amounts. Due to rounding, numbers presented throughout this MD&A may not add precisely to the totals provided.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2024
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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2024
About Eldorado Gold
Eldorado Gold is a Canadian mid-tier gold and base metals producer with mining, development, and exploration operations in Turkiye, Canada and Greece. We operate four mines: Kisladag and Efemcukuru located in western Turkiye, the Lamaque Complex in Quebec ("Lamaque"), Canada, and Olympias located in northern Greece. Kisladag, Efemcukuru and Lamaque are gold mines, while Olympias is a polymetallic operation producing three concentrates bearing gold, lead-silver and zinc.
Complementing our producing portfolio is our advanced stage copper-gold development project, Skouries, in northern Greece. We have in place an amended investment agreement (the "Amended Investment Agreement") with the Hellenic Republic that provides a mutually beneficial and modernized legal and financial framework that will allow for investment in the Skouries Project and the Olympias mine. In order to develop the Skouries Project, we have secured a €680.4 million project financing facility ("Term Facility") with a €60.0 million contingent overrun facility ("Cost Overrun Facility"), as well as a strategic investment of C$81.5 million by the European Bank for Reconstruction and Development.
Other development projects in our portfolio include Perama Hill, a wholly-owned gold-silver project in Greece, and Certej, an 80.5% owned gold project in Romania1. We have signed a definitive share purchase agreement for the sale of the Certej project. See additional discussion in the section - Development Projects of this MD&A.
We believe our operating mines and development projects provide excellent opportunities for reserve growth through near-mine exploration programs. We also conduct early-stage exploration programs with the goal of providing low-cost growth through discovery.
Our strategy is to focus on jurisdictions that offer the potential for long-term growth and access to high-quality assets. Fundamental to executing on this strategy is the strength of our in-country teams and stakeholder relationships. We have a highly skilled and dedicated workforce of over 4,800 people worldwide, with the majority of employees and management being nationals of the country of operation.
Through discovering and acquiring high-quality assets, safely developing and operating world-class mines, growing resources and reserves, responsibly managing impacts and building opportunities for local communities, we strive to deliver value to all our stakeholders.
Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

1 In October 2022, the Certej Project was reclassified to held-for-sale.
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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2024
Consolidated Financial and Operational Highlights
Summarized Annual Financial Results

	2024	2023	2022
Revenue	$1,322.6	$1,008.5	$872.0
Gold produced (oz)	520,293	485,139	453,916
Gold sold (oz)	517,926	483,978	452,953
Average realized gold price ($/oz sold) (2)	$2,405	$1,944	$1,787
Production costs	564.2	478.9	459.6
Total cash costs ($/oz sold) (2,3)	940	850	878
All-in sustaining costs ($/oz sold) (2,3)	1,285	1,220	1,276
Net earnings (loss) for the period (1)	289.1	104.6	(353.8)
Net earnings (loss) per share – basic ($/share) (1)	1.42	0.54	(1.93)
Net earnings (loss) per share – diluted ($/share) (1)	1.41	0.54	(1.93)
Net earnings (loss) for the period continuing operations (1,4)	300.9	106.2	(49.2)
Net earnings (loss) per share continuing operations – basic ($/share) (1,4)	1.48	0.55	(0.27)
Net earnings (loss) per share continuing operations – diluted ($/share) (1,4)	1.46	0.54	(0.27)
Adjusted net earnings continuing operations – basic (1,2,4)	320.7	110.7	10.1
Adjusted net earnings per share continuing operations - basic ($/share) (1,2,4)	1.57	0.57	0.05
Net cash generated from operating activities (4)	645.7	382.9	211.2
Cash flow from operating activities before changes in working capital (2,4)	635.5	411.2	239.5
Free cash flow (2,4)	6.8	(47.2)	(104.5)
Free cash flow excluding Skouries (2,4)	342.0	112.6	(69.4)
Cash and cash equivalents	856.8	540.5	279.7
Total assets	5,835.6	4,987.6	4,457.9
Debt	915.4	636.1	494.4
(1)Attributable to shareholders of the Company.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
(3)Revenues from silver, lead and zinc sales are offset against total cash costs.
(4)Amounts presented are from continuing operations only and exclude the Romania segment. See Note 6 of our consolidated financial statements.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2024
Summarized Quarterly Financial Results

2024	Q1	Q2	Q3	Q4	2024
Revenue	$258.0	$297.1	$331.8	$435.7	$1,322.6
Gold produced (oz) (6)	117,111	122,319	125,195	155,668	520,293
Gold sold (oz)	116,008	121,226	123,828	156,864	517,926
Average realized gold price ($/oz sold) (2)	$2,086	$2,336	$2,492	$2,625	$2,405
Production costs	123.0	127.8	141.2	172.1	564.2
Total cash cost ($/oz sold) (2,3)	922	940	953	944	940
All-in sustaining cost ($/oz sold) (2,3)	1,262	1,331	1,335	1,226	1,285
Net earnings (4)	33.6	55.5	95.0	105.1	289.1
Net earnings per share – basic ($/share) (4)	0.17	0.27	0.46	0.51	1.42
Net earnings per share – diluted ($/share) (4)	0.16	0.27	0.46	0.51	1.41
Net earnings for the period continuing operations (1,4)	35.2	56.4	101.1	108.2	300.9
Net earnings per share continuing operations – basic ($/share) (1,4)	0.17	0.28	0.49	0.53	1.48
Net earnings per share continuing operations – diluted ($/share) (1,4)	0.17	0.27	0.49	0.52	1.46
Adjusted net earnings continuing operations (1,2,4)	55.2	66.6	71.0	127.8	320.7
Adjusted net earnings per share continuing operations - basic ($/share) (1,2,4)	0.27	0.33	0.35	0.62	1.57
Net cash generated from operating activities (1)	95.3	112.2	180.9	257.3	645.7
Cash flow from operating activities before changes in working capital (1,2)	108.3	132.2	166.5	228.5	635.5
Free cash flow (1,2)	(30.9)	(32.0)	(4.8)	74.6	6.8
Free cash flow excluding Skouries (1,2)	33.7	33.9	98.3	176.2	342.0
Cash and cash equivalents	514.7	595.1	676.6	856.8	856.8
Total assets	5,065.5	5,280.6	5,565.1	5,835.6	5,835.6
Debt	643.8	748.0	849.2	915.4	915.4

2023	Q1	Q2	Q3	Q4	2023
Revenue (6)	$227.8	$229.0	$244.8	$306.9	$1,008.5
Gold produced (oz) (5)	111,509	109,435	121,030	143,166	485,139
Gold sold (oz)	109,817	110,134	119,200	144,827	483,978
Average realized gold price ($/oz sold) (2,3)	$1,932	$1,953	$1,879	$1,999	$1,944
Production costs (5,6)	109.7	116.1	115.5	137.6	478.9
Total cash cost ($/oz sold) (2,3,6)	857	928	794	830	850
All-in sustaining cost ($/oz sold) (2,3,6)	1,207	1,296	1,177	1,207	1,220
Net earnings (loss) (4,5,6)	19.3	0.9	(8.0)	92.4	104.6
Net earnings (loss) per share – basic ($/share) (4,5,6)	0.10	—	(0.04)	0.46	0.54
Net earnings (loss) per share – diluted ($/share) (4,5,6)	0.10	—	(0.04)	0.45	0.54
Net earnings (loss) for the period continuing operations (1,4,5,6)	19.4	1.5	(6.6)	91.8	106.2
Net earnings (loss) per share continuing operations – basic ($/share) (1,4,5,6)	0.11	0.01	(0.03)	0.45	0.55
Net earnings (loss) per share continuing operations – diluted ($/share) (1,4,5,6)	0.10	0.01	(0.03)	0.45	0.54
Adjusted net earnings continuing operations (1,2,4,5,6)	16.7	9.7	35.0	49.3	110.7
Adjusted net earnings per share continuing operations - basic ($/share) (1,2,4,5,6)	0.09	0.05	0.17	0.24	0.57
Net cash flow from operating activities (1)	41.0	74.6	107.7	159.6	382.9

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2024

Cash flow from operating activities before changes in working capital (1,2,6)	93.2	82.4	97.5	138.0	411.2
Free cash flow (1,2)	(34.4)	(22.4)	(19.7)	29.3	(47.2)
Free cash flow excluding Skouries (1,2)	(19.2)	13.0	36.8	82.0	112.6
Cash and cash equivalents	262.3	456.6	476.6	540.5	540.5
Total assets	4,501.0	4,742.1	4,812.2	4,987.6	4,987.6
Debt	493.4	546.0	596.5	636.1	636.1
(1)Amounts presented are from continuing operations only and exclude the Romania segment. See Note 6 of our consolidated financial statements.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
(3)By-product revenues are off-set against total cash costs.
(4)Attributable to shareholders of the Company.
(5)A concentrate weight-scale calibration correction at Olympias has resulted in an adjustment to ending inventory as at March 31, 2023 of 1,024 gold ounces. Gold production in Q1 2023 has been reduced by this amount, resulting in additional production costs of $1.3 million and additional depreciation expense of $0.7 million for Q1 2023.
(6)Q1-Q3 2023 revenues and production costs have been adjusted to reclassify freight-related concentrate sales pricing adjustments from selling expenses to revenues. The reclassification was $1.5 million for Q1 2023, $0.9 million for Q2 2023, and $0.4 million for Q3 2023, and has no impact on net income.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2024
Key Business Developments
Skouries Project Update
In a news release dated February 5, 2025 the Company announced a revised construction project capital cost estimate incorporating an increase of approximately $143 million, to a total of $1.06 billion for Phase 2 of construction. This was the result of a bottom-up analysis to evaluate, and where possible, mitigate the impact of a slower ramp-up of the workforce and delayed progress in certain areas of the Skouries Project due to labour market tightness in Greece. This issue was particularly pronounced in construction, that continued to limit the availability of key construction personnel at Skouries. The Company also expects to complete additional pre-commercial production mining and has accelerated the purchase of higher capacity mobile mining equipment (originally expected to be purchased post commercial production), resulting in $154 million of accelerated operational capital prior to commercial production.
First production at Skouries is expected in the first quarter of 2026, with commercial production expected in mid-2026.
In 2023, Eldorado completed the €680.4 million project financing Term Facility for the development of the Skouries Project. In the year ended December 31, 2024, the Company completed drawdowns on the Term Facility totalling €288.3 million ($310.9 million), including €198.2 million ($213.7 million) of commercial loans and €90.2 million ($97.2 million) from the RRF loans. Additionally, during the year ended December 31, 2024, the Company completed drawdowns on the VAT revolving credit facility totalling €51.9 million ($56.0 million) and made repayments of €43.8 million ($47.3 million).
See the additional discussion in the sections - Development Projects and Financial Condition and Liquidity of this MD&A.
Completion of Refinancing
On June 27, 2024, Eldorado entered into a $350 million extended and increased revolving senior secured credit facility with an option to increase the available credit by $100 million through an accordion feature and a maturity date of June 27, 2028.
See additional discussion in the section - Financial Condition and Liquidity.
Ormaque Inaugural Mineral Reserve
In Q4 2024, the Mineral Reserve and Mineral Resource estimates as of September 30, 2024 were released. In the update, inaugural Mineral Reserve was declared at Ormaque as a part of the Lamaque Complex Mineral Reserve.
Executive Leadership Changes
On January 2, 2024, Paul Ferneyhough was appointed as Executive Vice President and Chief Financial Officer of the Company, following the retirement of Philip Yee.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2024
Review of Financial and Operating Performance
Health and Safety
The Company’s lost-time injury frequency rate per million person-hours worked ("LTIFR") was 1.02 in Q4 2024, an increase from the LTIFR of 0.42 in Q4 2023 and overall was 0.99 in 2024, an increase from the LTIFR of 0.65 in 2023. The Company continues to take proactive steps to improve workplace safety and to ensure a safe working environment for employees and contractors.
Production, Sales and Revenue
In 2024, the Company produced 520,293 ounces of gold, an increase of 7% from 2023 production of 485,139 ounces.
•Kisladag produced 174,080 ounces during the year, an increase of 12% from 2023 production of 154,849 ounces. The increase was driven by the North Heap Leach Pad (NHLP) that was commissioned in Q3 2023, the new North Adsorption-Desorption-Recovery (ADR) facility and steady performance in stacking and leaching, which was aided by irrigation optimization activities that increased drawdown on the existing leach pad inventory.
•Lamaque produced 196,538 ounces during the year, an increase of 11% from 2023 production of 177,069 ounces. The increase was primarily due to increased tonnes mined and processed from the Triangle deposit, as well as processing of the Ormaque bulk sample that met expectations of modelled grade, mining dilution, metallurgical processing and recovery.
•Efemcukuru produced 80,143 ounces during the year, in line with expectations, a decrease of 7% from 2023 production of 86,088 ounces. The decrease is primarily a result of slightly lower throughput and average gold grade.
•Olympias produced 69,532 ounces during the year, an increase of 4% from 2023 production of 67,133 ounces. The increase was driven by slightly higher grade due to stope sequencing and more efficient production from the mine to maximize mill tonnes per operating hour.
Total 2024 gold production was within the Company's tightened guidance range of 505,000 – 530,000 ounces. Total Q4 2024 gold production was 155,668 ounces, an increase of 9% from Q4 2023 production of 143,166 ounces and an increase of 24% from Q3 2024 production of 125,195 ounces. The increase in both period comparisons primarily reflects an increase in production at Kisladag as a result of increased efficiencies, and at Lamaque as a result of increased mill throughput and higher grade ore driven by the processing of the Ormaque bulk sample.
Gold sales in 2024 totaled 517,926 ounces, an increase of 7% from 483,978 ounces in 2023. The higher sales volume in 2024 compared with the prior year primarily reflected higher production at Kisladag and Lamaque, with increases of 18,668 and 18,175 ounces sold, respectively, as well as slightly higher production and timely concentrate sales at Olympias with an increase of 3,181 ounces. These increases were partially offset by a decrease of 6,076 ounces sold at Efemcukuru due largely to lower production as a result of lower average gold grade. Gold sales were 156,864 ounces in Q4 2024, an increase of 8% from 144,827 ounces in Q4 2023, primarily due to increased production at Kisladag and Lamaque in the quarter.
The average realized gold price(2) was $2,405 per ounce sold in 2024, an increase from $1,944 per ounce sold in 2023, as strong prices continued throughout the year. The average realized gold price was $2,625 per ounce sold in Q4 2024 (compared to $1,999 per ounce sold in Q4 2023).
Total revenue was $1,322.6 million in 2024, an increase of 31% from revenue of $1,008.5 million in 2023. The increase was due primarily to both higher sales volumes and the average realized gold price. Total revenue was $435.7 million in Q4 2024, an increase of 42% from revenue of $306.9 million in Q4 2023, for the same reasons.

2 These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2024
Production Costs and Unit Cost Performance
Production costs of $564.2 million in 2024 increased from $478.9 million in 2023 and production costs of $172.1 million in Q4 2024 increased from $137.6 million in Q4 2023. Increases in both periods were the result of both higher sales volumes and higher cash costs, the latter impacted by increased royalties (due to higher gold sales and average gold price), as well as increases in labour costs.
Production costs include royalty expense, which increased to $79.4 million in 2024 from $51.8 million in 2023, and increased to $26.4 million in Q4 2024 from $16.5 million in Q4 2023, primarily reflecting higher average gold prices combined with higher sales volumes. In Turkiye, royalties are paid on revenue less certain costs associated with ore haulage, mineral processing and related depreciation and are calculated on the basis of a sliding scale according to the average London Metal Exchange gold price during the calendar year. In Greece, royalties are paid on revenue and calculated on a sliding scale tied to international gold and base metal prices and the EUR:USD exchange rate.
Total cash costs(3) averaged $940 per ounce sold in 2024, an increase from $850 per ounce sold in 2023. In Q4 2024, total cash costs averaged $944 per ounce sold, an increase from $830 per ounce sold in Q4 2023. The increase in both periods was primarily due to higher royalties (driven by higher gold prices) and labour costs.
AISC per ounce sold(3) increased slightly to $1,285 in 2024 from $1,220 in 2023, and to $1,226 in Q4 2024 from $1,207 in Q4 2023. Increases in both periods primarily reflect higher total cash costs per ounce sold as discussed above, and the year-over-year comparison was also impacted by higher sustaining capital expenditures.
Other Expenses
Depreciation expense decreased to $251.5 million in 2024 from $261.1 million in 2023 mainly as a result of an adjustment to the reclamation asset amortization at Efemcukuru and an increase in total reserves which decreases the unit-of-production depreciation rate. Property, plant and equipment depreciate primarily on a unit-of-production basis over total estimated recoverable tonnes. Depreciation expense in Q4 2024 increased to $73.5 million in Q4 2024 from $71.7 million in Q4 2023 primarily due to increased gold produced and sold at Kisladag and Lamaque.
Mine standby costs decreased to $11.3 million in 2024 from $16.1 million in 2023 and were consistent in Q4 2024 compared to Q4 2023, with the decreases primarily due to reduced care and maintenance costs at Stratoni.
Other income increased to $39.1 million in 2024 from $14.2 million in 2023, and included other income of $20.5 million in Q4 2024 and other expenses of $16.3 million in Q4 2023, respectively. Other income in 2024 was primarily driven by a $60 million gain on recognition of deferred consideration recorded in Q3 2024. This was partially offset by unrealized losses on derivative instruments of $51.8 million in 2024, mostly due to the impact of commodity prices on the gold collars and the gold and copper swaps related to the Skouries Project financing. Income in Q4 2024 was also driven by a gain in these derivative instruments of $10.2 million, as the spot gold and copper prices weakened during the quarter while they had strengthened in the corresponding period in Q4 2023.
Finance costs decreased to $23.0 million in 2024 from $32.8 million in 2023, driven primarily by the capitalization of a portion of interest on the $500 million senior unsecured notes ("Senior Notes") related to the construction of Skouries. Finance costs increased to $12.5 million in Q4 2024 from $5.8 million in Q4 2023, primarily driven by a loss on the redemption option derivative on the Senior Notes.
Income Tax
Income tax expense from continuing operations increased to $134.8 million in 2024 from $57.6 million in 2023 and included an expense of $68.8 million in Q4 2024 (Q4 2023 $46.0 million recovery).
Current tax expense increased to $114.1 million in 2024 from $85.8 million in 2023 and to $41.3 million in Q4 2024 from $22.2 million in Q4 2023. Current tax expense related primarily to operations in Turkiye and Quebec.
Turkiye current taxes were $54.8 million and $15.3 million in 2024 and Q4 2024, respectively, as compared to $62.0 million and $12.3 million in 2023 and Q4 2023. Turkiye current tax for 2024 included $16.0 million of withholding tax incurred on repatriated earnings and $6.5 million of tax on foreign exchange gains offset by $28.2 million of investment tax credits and a $9.3 million benefit from inflation accounting.
3 These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

10

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2024
Quebec current taxes were $53.4 million and $30.0 million in 2024 and Q4 2024, respectively, as compared to $23.8 million and $9.9 million in 2023 and Q4 2023 respectively. The increase in 2024 mainly reflects increased Quebec mining duties and income taxes resulting from increased sales revenue from Lamaque.
Deferred income tax expense was $20.7 million in 2024 and $27.5 million in Q4 2024 as compared to recoveries of $28.2 million in 2023 and $68.2 million in Q4 2023.
The 2024 and Q4 2024, deferred tax expense included expenses of $26.5 million and $4.9 million due to the weakening of the Turkish Lira and expenses of $19.4 million and $24.3 million due to the weakening of the Euro, both against the U.S. dollar in the respective periods. These amounts were offset with $31.2 million and $2.6 million of recoveries resulting from Turkish inflation accounting in 2024 and Q4 2024 respectively.
Deferred tax further included, among other items, expenses of $28.9 million and $7.1 million for the use of tax attributes in Canada, and recoveries of $21.9 million and $6.0 million from reversals of foreign temporary differences, for 2024 and Q4 2024 respectively.
Net Earnings (Loss) Attributable to Shareholders
We reported net earnings attributable to shareholders from continuing operations of $300.9 million ($1.48 basic earnings per share) in 2024, compared to net earnings of $106.2 million ($0.55 basic earnings per share) in 2023 and net earnings of $108.2 million ($0.53 basic earnings per share) in Q4 2024, compared to net earnings of $91.8 million ($0.45 basic earnings per share) in Q4 2023. Net earnings increased in 2024 and Q4 2024 primarily due to higher revenue, partially offset by higher production costs and income tax expense.
Adjusted net earnings from continuing operations(4) were $320.7 million ($1.57 per share) in 2024, compared to $110.7 million ($0.57 per share) in 2023. Adjusted net earnings in 2024 removes a $14.6 million loss on foreign exchange due to the translation of deferred tax balances, net of a gain on deferred income taxes due to the Turkiye inflationary tax basis, a $51.8 million unrealized loss on derivative instruments, and a $50.1 million after-tax gain related to deferred consideration from the sale of the Tocantinzinho property to G Mining Ventures in 2021, among other things. Adjusted net earnings were $127.8 million ($0.62 per share) in Q4 2024 after adjusting for a $26.5 million loss on foreign exchange due to the translation of deferred tax balances, a $5.1 million loss on the non-cash revaluation of the derivative related to redemption options in the debt, and a $10.2 million unrealized gain on derivative instruments.
Cash Generated from Operating Activities and Free Cash Flow(4)
Net cash generated from operating activities of continuing operations increased to $645.7 million in 2024 from $382.9 million in 2023, primarily as a result of the higher revenue, partially offset by higher production costs. See additional discussion in the section - Financial Condition and Liquidity of this MD&A.
Free cash flow(4) improved to $6.8 million in 2024 compared to negative $47.2 million in 2023, with the increase this year primarily due to the higher sales and higher average realized gold price as well as lower tax installments, partially offset by an increase in investing activities, particularly construction at Skouries. Free cash flow excluding Skouries(4) was $342.0 million in 2024 and $112.6 million in 2023. This measure of free cash flow adds back cash-basis capital expenditure on the Skouries Project and capitalized interest related to the Skouries Project in the respective periods.
4 These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

11

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2024
2025 Outlook

2025 Guidance
	Lamaque Complex	Kisladag	Efemcukuru(3)	Olympias(3,4)	Skouries Project	2025E
Gold Production (000' oz)	170 - 180	160 - 170	70 - 80	60 - 70	—	460 - 500
Silver Production (000' oz)	—	—	—	1,300 - 1,500	—	1,300 - 1,500
Lead Production (000' t)	—	—	—	12 - 15	—	12 - 15
Zinc Production (000' t)	—	—	—	12 - 15	—	12 - 15
Total Cash Costs (1) ($/oz sold)	790 - 890	1,020 - 1,120	1,300 - 1,400	1,020 - 1,120	—	980 - 1,080 (5)
All-in Sustaining Costs (1) ($/oz sold)	1,290 - 1,390	1,200 - 1,300	1,560 - 1,660	1,280 – 1,380	—	1,370 - 1,470 (5)
Capital Expenditures ($ millions)
Sustaining Capital (1)	85 – 95	25 - 30	15 - 20	20 - 25	—	145 - 170
Operations - Growth Capital (1,2)	70 - 75	115 - 125	15 - 20	45 - 50	—	245 - 270
Operations - Sustaining and Growth Capital (1,2)	155 - 170	140 - 155	30 - 40	65 - 75	—	390 - 440
Skouries - Construction Project Capital (1)	—	—	—	—	400 - 450	400 - 450
Skouries - Accelerated Operational Capital (1)	—	—	—	—	80 - 100	80 - 100
(1)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
(2)Includes capitalized exploration at Lamaque and Efemcukuru.
(3)Payable metal produced.
(4)Olympias by-product grades: Silver: 90 - 120 g/t; Zinc: 4.0 - 4.5%; Lead: 3.5 - 4.0%
(5)Totals may not add based on the averaging of costs.
The Company provided three-year production and operating guidance in February 2025, which outlined growing production over the next three years. Refer to our February 5, 2025 Skouries Project Update and 2025 guidance press release for a summary of the key assumptions and related risks associated with the comprehensive 2025 guidance and three-year production outlook. Over the three-year period, Eldorado's gold production is expected to increase by 33% driven primarily by Skouries. Additionally, Skouries is expected to add meaningful copper production once in operation.
Gold production in 2025 is expected to be between 460,000 and 500,000 ounces. Similar to prior years, quarter-to-quarter gold production in 2025 is expected to fluctuate with higher production expected in the second half as a result of ore grade variability across the portfolio and the impact of winter conditions at Kisladag.
Total cash costs(5) in 2025 are expected to be between $980 and $1,080 per ounce sold and an average AISC(5) of $1,370 to $1,470 per ounce sold. The expected increase in 2025 costs is driven by forecasted higher labour costs as a result of inflation particularly in Turkiye, as well as lower production, increased sustaining capital and higher royalty expense, partially offset by higher by-product credits.
Planned sustaining capital expenditures(5) for the operating sites are expected to be between $145 million and $170 million in 2025 and include underground mine development, resource conversion drilling, waste stripping, processing improvements, equipment overhauls and mobile equipment purchases. Growth capital investments(5) are expected to be between $245 million and $270 million at the producing mines in 2025. It is expected to increase from 2024 levels as a result of planned projects at Kisladag that include the continuation of the waste stripping campaign, the expansion of the NHLP, and an engineering study for plant optimization. At Lamaque, the projects
5 These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

12

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2024 include development and infrastructure to access Ormaque, construction of the North Basin water management structure and the paste backfill plant for the Triangle and Ormaque underground mines. In addition, planned growth capital includes the mill expansion to support the ramp up to 650 ktpa at Olympias and development and infrastructure for expansion of the Kokarpinar vein system including portal construction and development of the Bati vein systems.
At Skouries, growth capital investments(6) includes construction project capital and accelerated operational capital. Construction project capital is expected to be between $400 million and $450 million in 2025 as the site is in its peak construction year. The decision to complete additional pre-commercial production mining accelerated the purchase of higher capacity mobile mining equipment (originally expected to be purchased post commercial production). This results in accelerated operational capital costs, with the spend in 2025 expected to be between $80 million and $100 million.
Exploration and evaluation expenditures are expected to be between $29 and $32 million in 2025, with 88% expensed, and 12% capitalized. General and administrative expenses are expected to be between $35 and $38 million in 2025, and depreciation expense is expected to be between $250 and $270 million.

6 These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

13

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2024
Operations Update
Gold Operations

	3 months ended December 31,		12 months ended December 31,
	2024	2023	2024	2023
Total
Ounces produced	155,668	143,166	520,293	485,139
Ounces sold	156,864	144,827	517,926	483,978
Production costs	$172.1	$137.6	$564.2	$478.9
Total cash costs ($/oz sold) (1,2)	$944	$830	$940	$850
All-in sustaining costs ($/oz sold) (1,2)	$1,226	$1,207	$1,285	$1,220
Sustaining capital expenditures (2)	$31.0	$37.9	$124.3	$121.8
Kisladag
Ounces produced	56,483	46,291	174,080	154,849
Ounces sold	56,056	46,051	173,124	154,456
Production costs	$56.1	$36.1	$162.7	$122.8
Total cash costs ($/oz sold) (1,2)	$978	$767	$918	$775
All-in sustaining costs ($/oz sold) (1,2)	$1,073	$909	$1,025	$900
Sustaining capital expenditures (2)	$3.8	$5.6	$12.7	$16.0
Lamaque
Ounces produced	63,742	56,619	196,538	177,069
Ounces sold	61,894	57,040	194,670	176,495
Production costs	$38.7	$35.1	$140.3	$119.5
Total cash costs ($/oz sold) (1,2)	$615	$606	$711	$667
All-in sustaining costs ($/oz sold) (1,2)	$933	$977	$1,134	$1,089
Sustaining capital expenditures (2)	$19.2	$20.7	$80.3	$72.7
Efemcukuru
Ounces produced	19,451	22,374	80,143	86,088
Ounces sold	19,185	22,497	80,002	86,078
Production costs	$26.9	$21.4	$99.9	$80.1
Total cash costs ($/oz sold) (1,2)	$1,376	$973	$1,231	$954
All-in sustaining costs ($/oz sold) (1,2)	$1,650	$1,201	$1,411	$1,154
Sustaining capital expenditures (2)	$5.1	$4.4	$15.9	$14.0
Olympias
Ounces produced	15,992	17,882	69,532	67,133
Ounces sold	19,729	19,239	70,130	66,949
Production costs	$50.4	$44.9	$161.3	$156.5
Total cash costs ($/oz sold) (1,2)	$1,463	$1,478	$1,304	$1,369
All-in sustaining costs ($/oz sold) (1,2)	$1,669	$1,872	$1,562	$1,688
Sustaining capital expenditures (2)	$2.9	$7.2	$15.4	$19.0
(1)Revenues from silver, lead and zinc sales are off-set against total cash costs.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

14

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2024
Kisladag

	3 months ended December 31,		12 months ended December 31,
Operating Data	2024	2023	2024	2023
Tonnes placed on pad	3,434,938	3,434,911	13,123,978	13,220,164
Ounces placed on pad (2)	46,061	51,318	191,379	192,988
Head grade (g/t Au)	0.70	0.78	0.81	0.78
Gold ounces produced	56,483	46,291	174,080	154,849
Gold ounces sold	56,056	46,051	173,124	154,456
Average realized price ($/oz sold) (1)	$2,657	$1,999	$2,424	$1,953
Total cash costs ($/oz sold) (1)	$978	$767	$918	$775
All-in sustaining costs ($/oz sold) (1)	$1,073	$909	$1,025	$900
Financial Data
Revenue	$150.3	$92.9	$423.5	$304.8
Production costs	56.1	36.1	162.7	122.8
Depreciation and depletion	30.2	21.5	93.7	79.9
Earnings from mine operations	63.9	35.3	167.1	102.2
Growth capital investment (1)	22.2	27.8	107.3	83.7
Sustaining capital expenditures (1)	3.8	5.6	12.7	16.0
(1)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
(2)Recoverable ounces.

Kisladag produced 174,080 ounces of gold in 2024, a 12% increase from 154,849 ounces in 2023 benefiting from both a higher average grade and higher stacking rates from earlier in the year. Gold production of 56,483 ounces in the quarter increased 22% from 46,291 ounces in Q4 2023, as a result of drawdown from previously stacked ounces. For the year, the average grade increased to 0.81 grams per tonne, from an average grade of 0.78 grams per tonne in 2023 while throughput remained consistent with the prior year.
Production in the fourth quarter benefited from the North ADR facility commencing operations, which enables optimization of carbon loading, recovery and regeneration. In addition, the North ADR facility has a higher capacity for carbon management compared to the South ADR facility, The commencement of the North ADR operations was combined with steady performance in stacking and leaching, which in turn was aided by irrigation optimization activities that have been implemented to address the longer than planned leach cycles.
It is expected, as in prior years, that the first quarter of 2025 will be a lower production quarter as leach kinetics slow during the colder months. In addition, a planned 6-day HPGR roll change was completed during January 2025. Throughout 2025, the wear components of the HPGR rolls will continue to be monitored and optimized.
Additionally, as previously discussed, an engineering study has commenced with drilling continuing through the fourth quarter in addition to geometallurgical characterization testwork. The study is expected to be completed in mid-2025.
Revenue increased to $423.5 million in 2024 from $304.8 million in 2023 and increased to $150.3 million from $92.9 million in Q4 2023, reflecting a combination of higher gold sales and higher average realized prices in the current year and quarter.
Production costs increased to $162.7 million in 2024 from $122.8 million in 2023 primarily due to increased sales volume, higher royalties due to higher average gold prices, and higher labour costs. Production costs during the quarter increased to $56.1 million from $36.1 million in Q4 2023 also as a result of higher gold production and ounces sold, and higher labour costs. Local cost inflation was not fully offset by the depreciation of the Lira against the U.S. dollar. As a result, total cash costs per ounce sold increased to $918 in 2024 from $775 in 2023 and $978 in Q4 2024 from $767 in Q4 2023.

15

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2024
Depreciation expense increased to $93.7 million in 2024 from $79.9 million in 2023 in line with higher ounces produced and sold during the year. This expense increased due to a higher depreciable base of assets since the NHLP and North ADR plant were put into use. In addition, accelerated depreciation of the South Heap Leach Pad was recorded in 2024 as this leach pad is approaching the end of its useful life.
AISC per ounce sold increased to $1,025 in 2024 from $900 in 2023 and in the quarter increased to $1,073 from $909 in Q4 2023 primarily due to higher total cash costs per ounce sold, partly offset by lower sustaining capital expenditure.
Sustaining capital expenditure was $12.7 million in 2024, including $3.8 million in Q4 2024, primarily related to equipment rebuilds, and processing and infrastructure improvements. Growth capital investment was $107.3 million in 2024, including $22.2 million in Q4 2024, primarily for waste stripping and associated equipment costs to support the mine life extension, continued construction of the second phase of the NHLP and North ADR plant infrastructure, and preparation work for building relocation due to pit expansion.

16

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2024
Lamaque

	3 months ended December 31,		12 months ended December 31,
Operating Data	2024	2023	2024	2023
Tonnes milled	256,628	248,246	943,509	838,419
Head grade (g/t Au)	8.05	7.36	6.74	6.76
Average recovery rate	95.8%	96.3%	96.1%	97.1%
Gold ounces produced	63,742	56,619	196,538	177,069
Gold ounces sold	61,894	57,040	194,670	176,495
Average realized gold price ($/oz sold) (1)	$2,659	$2,006	$2,420	$1,953
Total cash costs ($/oz sold) (1)	$615	$606	$711	$667
All-in sustaining costs ($/oz sold) (1)	$933	$977	$1,134	$1,089
Financial Data
Revenue	$165.2	$114.9	$473.0	$346.3
Production costs	38.7	35.1	140.3	119.5
Depreciation and depletion	18.0	23.2	71.8	78.9
Earnings from mine operations	108.5	56.7	261.0	148.0
Growth capital investment (1)	4.1	8.1	23.0	23.3
Sustaining capital expenditures (1)	19.2	20.7	80.3	72.7
(1)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
Lamaque produced 196,538 ounces of gold in 2024, an 11% increase from 177,069 ounces in 2023 as a result of higher mining rates and ore throughput during the year. Gold production of 63,742 ounces in the quarter was higher compared to 56,619 ounces in Q4 2023 due to higher throughput rates, higher grade, and the processing of additional ore from the Ormaque bulk sample. The average grade of 8.05 grams per tonne in the quarter was higher compared to Q4 2023 due to the high-grade Ormaque bulk sample, while the average grade of 6.74 grams per tonne in 2024 was comparable to that of the prior year.
Revenue increased to $473.0 million in 2024 from $346.3 million in 2023 and increased to $165.2 million from $114.9 million in Q4 2023. The increase in both periods primarily reflects a higher average realized gold price as well as higher sales volumes.
Production costs increased to $140.3 million in 2024 from $119.5 million in 2023, and to $38.7 million in the quarter from $35.1 million in Q4 2023, primarily due to higher gold sales, as well as additional costs incurred for labour, contractors, and equipment rentals. As a result, total cash costs per ounce sold increased to $711 in 2024 from $667 in 2023. However, in Q4 2024, total cash costs per ounce sold only slightly increased to $615 from $606 in Q4 2023, as the impact of higher production costs were almost entirely offset by higher ounces sold.
AISC per ounce sold increased to $1,134 in 2024 from $1,089 in 2023 primarily reflecting higher total cash costs per ounce sold and higher sustaining capital expenditure during the year, partially offset by higher ounces sold. AISC per ounce sold decreased to $933 in Q4 2024 from $977 in Q4 2023, primarily due to lower sustaining capital expenditures and higher ounces sold, partially offset by higher production costs.
Sustaining capital expenditures were $80.3 million in 2024, including $19.2 million in Q4 2024, primarily related to underground development, equipment rebuilds, and expenditures on the expansion of the tailings management facility. Growth capital investments totalled $23.0 million in 2024, including $4.1 million in Q4 2024, primarily related to development at Ormaque.

17

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2024
Efemcukuru

	3 months ended December 31,		12 months ended December 31,
Operating Data	2024	2023	2024	2023
Tonnes milled	138,837	137,987	541,782	547,089
Head grade (g/t Au)	5.32	5.81	5.39	5.64
Average recovery rate (to concentrate)	91.4%	93.0%	91.9%	93.0%
Gold ounces produced (1)	19,451	22,374	80,143	86,088
Gold ounces sold	19,185	22,497	80,002	86,078
Average realized gold price (2)	$2,631	$2,098	$2,480	$2,004
Total cash costs ($/oz sold) (2)	$1,376	$973	$1,231	$954
All-in sustaining costs ($/oz sold) (2)	$1,650	$1,201	$1,411	$1,154
Financial Data
Revenue	$51.0	$46.7	$199.9	$170.5
Production costs	26.9	21.4	99.9	80.1
Depreciation and depletion	9.6	10.5	31.9	41.8
Earnings from mining operations	14.5	14.8	68.1	48.7
Growth capital investment (2)	1.2	2.2	4.6	6.7
Sustaining capital expenditures (2)	5.1	4.4	15.9	14.0
(1)Payable metal produced.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

Efemcukuru produced 80,143 payable ounces of gold in 2024, a 7% decrease from 86,088 payable ounces in 2023, reflecting lower grades and recoveries in the year, while throughput also decreased slightly. Gold production of 19,451 payable ounces in the quarter was 13% lower than 22,374 payable ounces produced in Q4 2023, for the same reasons.
Revenue increased to $199.9 million in 2024 from $170.5 million in 2023 and to $51.0 million in Q4 2024 from $46.7 million in Q4 2023. Increases in both periods were driven primarily by higher average realized gold prices, partially offset by lower sales volumes.
Production costs increased to $99.9 million in 2024 from $80.1 million in 2023 and to $26.9 million in Q4 2024 from $21.4 million in Q4 2023, primarily driven by rising costs of labour and increased royalties due to higher average realized gold prices. Local cost inflation was not fully offset by the depreciation of the Lira against the U.S. dollar. Operating cost increases and lower gold production in the year resulted in an increase in total cash costs per ounce sold in the year to $1,231 in 2024, from $954 in 2023 and similarly in the quarter to $1,376 in Q4 2024 from $973 in Q4 2023.
AISC per ounce sold increased to $1,411 in 2024 from $1,154 in 2023 and to $1,650 in Q4 2024 from $1,201 in Q4 2023, primarily reflecting higher total cash costs per ounce sold and higher sustaining capital expenditures.
Sustaining capital expenditure was $15.9 million in 2024, including $5.1 million in Q4 2024, related primarily to underground development and equipment rebuilds. Growth capital investment was $4.6 million in 2024, including $1.2 million in Q4 2024 to support underground development at Kokarpinar.

18

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2024
Olympias

	3 months ended December 31,		12 months ended December 31,
Operating Data	2024	2023	2024	2023
Tonnes milled	109,186	114,895	446,732	454,122
Head grade (g/t gold)	8.05	8.70	8.54	8.23
Head grade (g/t silver)	126.07	123.90	123.70	131.53
Head grade (% lead)	4.08%	3.99%	3.93%	4.16%
Head grade (% zinc)	4.34%	4.58%	4.25%	4.74%
Gold average recovery rate (to concentrate)	81.1%	83.8%	82.3%	83.8%
Silver average recovery rate (to concentrate)	78.8%	79.6%	75.9%	79.8%
Lead average recovery rate (to concentrate)	79.3%	79.9%	76.3%	80.5%
Zinc average recovery rate (to concentrate)	75.5%	77.7%	75.6%	77.1%
Gold ounces produced (1)	15,992	17,882	69,532	67,133
Gold ounces sold	19,729	19,239	70,130	66,949
Silver ounces produced (1)	330,761	320,177	1,223,473	1,382,095
Silver ounces sold	365,254	325,060	1,269,324	1,430,807
Lead tonnes produced (1)	3,238	3,083	11,727	12,341
Lead tonnes sold	3,545	3,102	12,057	13,474
Zinc tonnes produced (1)	3,041	3,493	12,102	14,116
Zinc tonnes sold	3,205	3,838	11,416	13,488
Average realized gold price ($/oz sold) (2)	$2,422	$1,863	$2,228	$1,822
Total cash costs ($/oz sold) (2)	$1,463	$1,478	$1,304	$1,369
All-in sustaining costs ($/oz sold) (2)	$1,669	$1,872	$1,562	$1,688
Financial Data
Revenue (3)	$69.3	$52.4	$226.2	$186.8
Production costs (3)	50.4	44.9	161.3	156.5
Depreciation and depletion	15.7	16.5	54.1	60.6
Earnings (loss) from mining operations	3.2	(9.1)	10.8	(30.3)
Growth capital investment (2)	4.6	3.0	11.3	7.4
Sustaining capital expenditures (2)	2.9	7.2	15.4	19.0
(1)Payable metal produced.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
(3)Q1-Q3 2023 revenues and production costs have been adjusted to reclassify freight-related concentrate sales pricing adjustments from selling expenses to revenues. The reclassification was $1.5 million for Q1 2023, $0.9 million for Q2 2023, and $0.4 million for Q3 2023, and has no impact on net income.
Olympias produced 69,532 ounces of gold in 2024, a 4% increase from 67,133 ounces in 2023, primarily reflecting a higher average gold grade during the year. Throughput in 2024 was slightly lower than in 2023 due to plant equipment downtime in Q4 2024 and work stoppages experienced in Q2 2024, but this was almost completely offset by more efficient production. Gold production of 15,992 ounces in Q4 2024 decreased from 17,882 ounces in Q4 2023 as a result of slightly lower throughput and lower gold grades in the quarter. Lower throughput was a result of planned equipment downtime and unplanned maintenance related to the gold concentrate filter presses which negatively impacted the mill throughput. Lead and silver production increased in the period compared to Q4 2023, primarily reflecting higher grades.
Revenue increased to $226.2 million in 2024 from $186.8 million in 2023 and increased to $69.3 million in Q4 2024 from $52.4 million in Q4 2023, as a result of a higher average realized gold price and slightly higher sales volumes in both periods.

19

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2024
Production costs increased slightly to $161.3 million in 2024 from $156.5 million in 2023 and to $50.4 million in Q4 2024 from $44.9 million in Q4 2023. Increases in both periods reflect higher labour costs and higher royalty expenses as a result of higher realized gold prices, as well as higher gold ounces sold. However, higher base metals revenues partially offset the higher unit costs and as a result, total cash cost per ounce sold has decreased slightly in the year and the quarter compared to 2023.
Sustaining capital expenditure decreased to $15.4 million in 2024 from $19.0 million in 2023 and to $2.9 million in Q4 2024 from $7.2 million in Q4 2023. Spending in both periods primarily included underground development and underground infrastructure improvements. Growth capital investments in 2024 relate to long-lead items for the 650 ktpa expansion and capital development underground.

20

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2024
Development Projects
Skouries – Greece
The Skouries Project, part of the Kassandra Mines Complex, is located within the Halkidiki Peninsula of Northern Greece and is a high-grade copper-gold project. In December 2021, Eldorado published the results of the Skouries Project Feasibility Study with a 20-year mine life and expected average annual production of 140,000 ounces of gold and 67 million pounds of copper.
Capital Estimate and Schedule
Labour market tightness in Greece, particularly in construction, has limited the Company's availability of key construction personnel at Skouries, resulting in a slower ramp-up of the workforce and delayed progress in certain areas of the Skouries Project. To address these constraints the Company completed a comprehensive bottom-up analysis to evaluate, and where possible, mitigate their impact on the Skouries Project schedule and costs. The analysis included an optimization of the production plan, which is now expected to provide earlier access to higher grade ore through early start-up of mining operations and to facilitate efficient process plant commissioning. The construction project capital cost estimate and schedule were revised and announced in a press release on February 5, 2025. The construction project capital cost incorporates an increase of approximately $143 million, bringing the total to $1.06 billion. In addition, the Company expects to complete additional pre-commercial production mining and has accelerated the purchase of higher capacity mobile mining equipment (originally expected to be purchased post-commercial production), resulting in $154 million of accelerated operational capital prior to commercial production.
First production of the copper-gold concentrate is expected in Q1 2026, with commercial production in mid-2026 and expected 2026 gold production of between 135,000 to 155,000 ounces and copper production of between 45 to 60 million pounds.
Between the Skouries Term Facility and the strength of the balance sheet, the project remains fully funded.
Skouries construction project capital invested totalled $97.6 million in Q4 2024 and $324.7 million during the year ended December 31, 2024. Accelerated operational capital invested was $7.0 million in 2024. At December 31, 2024, the cumulative construction project capital invested towards Phase 2 of construction totalled $509.6 million and the cumulative accelerated operational capital totalled $7.0 million.
In 2025, the construction project capital spend is expected to be between $400 and $450 million. In addition, the accelerated operational capital is expected to be between $80 and $100 million.
Construction Activities
As at December 31, 2024 overall project progress was 60% complete for Phase 2 of construction.
Filtered Tailings Facility
Work continues to advance on the filtered tailings building, which is on the critical path. Piling has been completed for the filtered tailings building and concrete work is progressing to enable assembly and installation of the structural steel. All filter press components inclusive of fabricated frames have been delivered to the site. Structural steel pre-assembly continues to advance.
Primary Crusher Building
Progress continues on the foundation construction of the primary crusher with retaining walls and stabilized excavations completed. Construction of the crusher building structure has commenced. The fixed location construction crane has been mobilized for the crusher build.

21

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2024
Process Plant
Work in the process plant continues and re-lining of the flotation tanks was completed in Q3 2024 as planned and structural and mechanical work is advancing. Off-site pipe spool fabrication is progressing and delivery of high-density polyethylene piping to the site is ongoing. Electrical cable tray and mechanical installations have commenced and the contractor continues to ramp up to support increasing levels of activity. Work continues on the support infrastructure including the process control room building, process plant sub-station, water pump station, lime plant, flotation blowers building, compressor building and flotation reagent areas. Structural steel installation is complete at the water pump house and nearing completion for the lime plant building and flotation blowers building.
Thickeners
Construction of the three thickeners progressed on plan during Q4 2024. Concrete works for the first two thickeners have reached approximately 85% and 65% respectively, and construction of the third thickener has commenced.
Integrated Extractive Waste Management Facility (the "IEWMF")
During Q4 2024, construction continued to progress at the coffer dam site with excavation of the spillway and foundation preparation. The coffer dam is expected to be completed at the end of Q1 2025. At the KL embankment the foundation placement preparation is expected to start in Q2 2025, once the coffer dam is in place. Fill placement for water management pond 2 is advancing with excavations for water management pond 1 continuing as planned along with the development of the low-grade ore stockpile.
Underground Development
Approximately 90% of the equipment and operator licenses have been received to date and development mining is ramping up. Access to the test stopes advanced ahead of plan at the upper level. The total metres of underground development for 2024 totaled 571 metres, compared to the expected 2,200 total metres, with the delay attributable to receiving all licenses and permits later than planned. The two test stopes are expected to be completed in 2025.
Engineering, Procurement, and Operational Readiness
Engineering
Engineering works were substantially complete at December 31, 2024. The focus has been on finalizing engineering to support the construction schedule. The release of structural steel for fabrication was substantially completed during Q4 2024.
Procurement
All major procurement is complete and the focus is on managing and expediting deliveries to support construction.
Operational Readiness
Operational readiness ("OR") has been progressing with the addition of new staff for developing and executing key tasks in mining and processing. In-depth sessions have been conducted to ensure that detailed plans are in place to manage progress in all operational areas, including finalizing a fully integrated OR plan. Progress is being made by the OR asset management team, particularly in identifying critical spares. The Management Operating System (MOS) for the open pit mining function is being implemented. Workforce training is advancing and a training needs analysis is underway for the mining and processing departments. Furthermore, content creation and onboarding of internal and external service providers continues.
Workforce
In addition to the OR team, as at December 31, 2024, there were approximately 1,050 personnel working.

22

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2024
Perama Hill – Greece
Perama Hill is an epithermal gold-silver deposit located in the Thrace region of northern Greece. If developed, the project will operate as a small open pit mine that uses a conventional carbon in leach circuit for gold recovery. Project optimization and studies are ongoing to prepare permitting documentation.
Certej Project – Romania
The Certej project, a non-core gold asset in the Romania segment, has been presented as a disposal group held for sale as at December 31, 2024 and as a discontinued operation for the years ended December 31, 2024 and December 31, 2023. On October 7, 2024, the Company entered into a share purchase agreement to sell the Certej project. The sale is subject to certain closing conditions.

23

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2024
Exploration and Evaluation
Exploration and evaluation expenditures are expensed when they relate to the initial search for, or the delineation of, mineral deposits, or the evaluation of the technical and economic feasibility of a project. Exploration and evaluation expenditures are capitalized once there is sufficient evidence to support the probability of generating positive economic returns.

Segment	2024 Target / Projects	Exploration Expenditure
		Q4 2024	Q4 2023	2024	2023
Canada	Sigma-Lamaque proximal targets, Eastern Canada regional projects	$3.3	$2.7	$10.1	$11.1
Turkiye	Efemcukuru West Vein targets, Atalan, Mayislar, Kurak	3.6	2.4	9.6	8.6
Other	Corporate and Greece (Olympias surface drilling)	0.7	0.5	4.1	2.7
Total Expensed		$7.7	$5.7	$23.8	$22.4
Canada	Lamaque: Triangle Deep, Ormaque resource conversion and expansion	$1.5	$1.2	$11.8	$8.6
Turkiye		1.3	0.5	2.4	5.1
Other		0.7	—	1.7	1.0
Total Capitalized		$3.5	$1.7	$15.9	$14.7
Exploration and evaluation expenditures in Q4 2024 were primarily related to resource expansion programs in mine environments in Turkiye and Canada, and project generation activities in Turkiye, Greece and Canada.
In Q4 2024, exploration and evaluation expenses were related primarily to early-stage projects in Canada (Quebec, Ontario), Greece and Turkiye. Drilling was performed on three early-stage targets in Turkiye (total of 5,723 metres) until winter conditions terminated programs.
Work activities elsewhere focused on generating and refining targets for future drilling. In the mine environment, 163 metres were drilled testing early-stage targets at Efemcukuru. In Greece, 2,320 metres were drilled testing a target in the Olympias area. In Canada, drilling was undertaken in the Lamaque Complex area testing for new targets, with a total of 9,255 metres in the quarter in addition to 2,987 metres of underground exploration drilling.
Capitalized expenditures related to resource expansion and resource conversion programs at the Triangle and Ormaque deposits (Lamaque Complex). At the Triangle deposit, underground drilling programs focused on resource conversion of the C7 and deeper zones, totalling 10,198 metres of drilling this quarter. Underground resource conversion drilling continued at Ormaque from the exploration drift and totalled 11,926 metres.

24

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2024
Financial Condition and Liquidity
Operating Activities
Net cash generated from operating activities of continuing operations increased to $645.7 million in 2024 from $382.9 million in 2023, primarily as a result of higher revenues, partially offset by higher production costs and higher taxes paid. Income taxes paid of $83.2 million in 2024 primarily related to operations in Turkiye as well as Quebec mining duties.
Net cash movement included an increase of $10.2 million in 2024 due to changes in non-cash working capital. Movements included a $51.6 million increase in accounts payable primarily due to higher accrued royalty expense on metal sales in Greece and Turkiye, a $29.4 million increase in in-process inventory, and a $12.0 million increase in accounts receivable primarily due to the timing of concentrate sales at Olympias.
Investing Activities
In 2024, we invested $594.2 million in capital expenditures on a cash basis, of which $130.3 million were sustaining capital expenditures at gold mines primarily related to underground development, equipment rebuilds, tailings management facility expansion, and processing improvements. During the year, $146.1 million was invested in growth capital investment including $67.2 million for waste stripping at Kisladag and $32.2 million for the construction of the Kisladag North Heap Leach pad and ADR. At Skouries, the total spend of $331.7 million included $7.0 million of accelerated operational capital.

Summary of Capital Expenditures	Q4 2024	Q4 2023	2024	2023
Kisladag	$22.2	$27.8	$107.3	$83.7
Lamaque	4.1	8.1	23.0	23.3
Efemcukuru	1.2	2.2	4.6	6.7
Olympias	4.6	3.0	11.3	7.3
Growth capital investment at operating mines (1)	$32.1	$40.9	$146.1	$121.1

Kisladag	$3.8	$5.6	$12.7	$16.0
Lamaque	19.6	21.0	81.9	73.9
Efemcukuru	5.1	4.4	17.0	14.0
Olympias	5.8	7.2	18.8	19.1
Sustaining capital expenditures at operating mines (1)	$34.3	$38.2	$130.3	$123.0

Skouries construction project capital (2)	$97.6	$52.5	$324.7	$153.8
Skouries accelerated operational capital	7.0	—	7.0	—
Other projects	3.5	5.6	12.0	13.3
Total capital expenditures (4)	$174.5	$137.2	$620.3	$411.2

Reconciliation to cash capital expenditures:
Change in accounts payable and accruals related to capital additions	$3.3	($8.3)	($16.9)	($5.3)
Lease and other non-monetary additions	(0.6)	(0.3)	(3.0)	(4.1)
Capitalized depreciation	($6.2)	$—	($6.2)	$—
Total cash capital expenditures (3)	$171.0	$128.7	$594.2	$401.8
(1)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
(2)Excludes capitalized interest of $10.3 million in Q4 2024, and $33.8 million in 2024.
(3)Excludes capitalized interest paid of $7.2 million in Q4 2024 and $30.5 million in 2024.
(4)Excludes asset retirement adjustments of $3.1 million in Q4 2024 and $3.1 million in 2024.

25

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2024
Financing Activities
Project Financing Facility
On April 5, 2023, the Company completed the €680.4 million Term Facility for the development of the Skouries Project in Northern Greece. The Term Facility includes €200.0 million of funds from the Greek Recovery and Resilience Facility (the "RRF"). The Term Facility also provides an additional €30.0 million revolving credit facility to fund reimbursable value added tax ("VAT") expenditures relating to the Skouries Project. The project financing further includes a Contingent Overrun Facility for an additional €60.0 million.
In the year ended December 31, 2024, the Company completed drawdowns on the Term Facility totalling €288.3 million ($310.9 million), including €198.2 million ($213.7 million) of commercial loans and €90.2 million ($97.2 million) from the RRF loans. Additionally, during the year ended December 31, 2024, the Company completed drawdowns on the VAT revolving credit facility totalling €51.9 million ($56.0 million) and made repayments of €43.8 million ($47.3 million).
Drawings from the Term Facility will continue on a periodic basis through the earlier of March 31, 2026, or three months following completion of the Skouries Project. In January 2025, Eldorado exercised a deferral option, which extends drawings from the Term Facility through the earlier of August 26, 2026, or three months following completion of the Skouries Project.
For further information on our Senior Notes, refer to Note 16(b) of our audited financial statements for the years ended December 31, 2024 and 2023.
Senior Notes
On August 26, 2021, we completed an offering of $500 million senior unsecured notes with a coupon rate of 6.25% due September 1, 2029. The Senior Notes pay interest semi-annually on March 1 and September 1, which began on March 1, 2022. The Senior Notes are guaranteed by Eldorado Gold (Netherlands) B.V., SG Resources B.V., Tuprag Metal Madencilik Sanayi ve Ticaret AS, and Eldorado Gold (Quebec) Inc., all wholly-owned subsidiaries of the Company. We are in compliance with covenants related to the Senior Notes as at December 31, 2024.
For further information on our Senior Notes, refer to Note 16(a) of our audited financial statements for the years ended December 31, 2024 and 2023.
Senior Secured Credit Facility
On June 27, 2024, the Company entered into an agreement with a syndicate of lenders to increase the existing revolving senior secured credit facility ("Credit Facility") from $250 million to $350 million, with an option to increase the available credit by $100 million through an accordion feature, and to extend the facility to a maturity date of June 27, 2028.
The Company's equity commitment for the Skouries Project is backstopped by a letter of credit issued under the Credit Facility. As at December 31, 2024, after giving effect to investments in the project to date, the amount outstanding under the letter of credit for Skouries was €106.3 million ($110.5 million) and the Company's available balance under the Credit Facility was $239.2 million. The letter of credit will continue to be reduced Euro for Euro as the Company invests further in the Skouries Project. For further information on our senior secured credit facility, refer to Note 16(c) of our audited financial statements for the years ended December 31, 2024 and 2023.
Capital Resources

	December 31, 2024	December 31, 2023
Cash and cash equivalents	$856.8	$540.5
Working capital (1)	1,063.4	639.4
Debt – long-term	$915.4	$636.1
(1) Excludes assets held for sale and liability associated with assets held for sale

26

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2024
At December 31, 2024, we had unrestricted cash and cash equivalents of $856.8 million compared to $540.5 million at December 31, 2023, primarily due to positive cash flow from operating activities, partially offset by continued investment in growth capital.
We believe that our working capital as at December 31, 2024, together with future cash flows from operating activities and access to the available capacity on the Credit Facility, if required, are sufficient to support our planned and foreseeable commitments for the next twelve months.
At December 31, 2024, the current availability under our Credit Facility is $239.2 million.

Contractual Obligations
Material contractual obligations as at December 31, 2024 are outlined below:

	Within 1 year	2 to 3 years	4 to 5 years	Over 5 years	Total
Debt - Senior Notes (1)	$—	$—	$500.0	$—	$500.0
Debt - Term Facility (1)	—	152.9	141.4	176.0	470.2
Purchase obligations	1.0	1.5	—	—	2.4
Lease commitments	5.6	8.3	2.9	5.1	21.9
Asset retirement obligations	5.1	9.7	1.9	235.9	252.6
Totals	$11.6	$172.3	$646.2	$417.0	$1,247.2
(1)Does not include interest on debt.

Debt obligations represent required repayments of principal for the Senior Notes and the Term Facility.
Purchase obligations relate primarily to operating costs at Olympias.
As at December 31, 2024, Hellas Gold had entered into off-take agreements pursuant to which Hellas agreed to sell a total of 48,000 dry metric tonnes of zinc concentrate, 24,000 dry metric tonnes of lead/silver concentrate, and 380,000 dry metric tonnes of gold concentrate. As at December 31, 2024, Tuprag had entered into off-take agreements pursuant to which Tuprag agreed to sell a total of 59,400 dry metric tonnes of gold concentrate.
Based on current Turkish legislation, the Company pays annual royalties to the Government of Turkiye on revenue less certain costs associated with ore haulage, mineral processing and related depreciation. Royalties are calculated on the basis of a sliding scale according to the average London Metal Exchange gold price during the calendar year. Based on current Greek legislation, the Company pays royalties on revenue that are calculated on a sliding scale tied to international gold and base metal prices and the EUR:USD exchange rate.

27

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2024
Quarterly Results

	2024	2024	2024	2024	2023	2023	2023	2023
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total revenue (5)	$435.7	$331.8	$297.1	$258.0	$306.9	$244.8	$229.0	$227.8
Net earnings (loss) from continuing operations(1,2,3)	108.2	101.1	56.4	35.2	91.8	(6.6)	1.5	19.4
Net (loss) earnings from discontinued operations(1,7)	(3.2)	(6.1)	(0.9)	(1.6)	0.6	(1.4)	(0.7)	(0.1)
Net earnings (loss) per share from continuing operations (1,2,3)
- basic	$0.53	$0.49	$0.28	$0.17	$0.45	($0.03)	$0.01	$0.11
- diluted	$0.52	$0.49	$0.27	$0.17	$0.45	($0.03)	$0.01	$0.10
Adjusted earnings per share - basic (1,2,3,4,6)	$0.62	$0.35	$0.33	$0.27	$0.24	$0.17	$0.05	$0.09
(1)Attributable to shareholders of the Company.
(2)Amounts presented are from continuing operations only and exclude the Romania segment. See Note 6 of our consolidated financial statements.
(3)A concentrate weight-scale calibration correction at Olympias has resulted in an adjustment to ending inventory as at March 31, 2023 of 1,024 gold ounces. Gold production in Q1 2023 has been reduced by this amount, resulting in additional production costs of $1.3 million and additional depreciation expense of $0.7 million for Q1 2023.
(4)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
(5)Q1-Q3 2023 revenues and production costs have been adjusted to reclassify freight-related concentrate sales pricing adjustments from selling expenses to revenues. The reclassification was $1.5 million for Q1 2023, $0.9 million for Q2 2023, and $0.4 million for Q3 2023, and has no impact on net income.
(6)Q1 2023 through Q3 2023 have been adjusted for out-of-period current income tax adjustments related to impact of retroactive income tax rate increase in Turkiye enacted in Q3 2023.
(7)Discontinued operations include the Romania segment in all periods presented.
Revenue and net earnings in 2024 and throughout 2023 benefited from higher average realized gold prices. Some of this impact was offset by higher royalties as a result of the higher average realized gold prices. The net loss in Q3 2023 was driven by higher tax expense due to the impact of the income tax rate increase in Turkiye, which was effective on July 15, 2023, with retroactive application to January 1, 2023.
In Q3 2024, a $50.1 million gain ($60 million gain, net of $9.9 million tax impact) was recognized in the period related to deferred consideration from the sale of the Tocantinzinho property to G Mining Ventures in 2021, which increased net earnings. Net loss from discontinued operations includes a $8.7 million impairment recorded in Q3 2024 relating to the Certej project.
Adjusted net earnings(7) remove significant items that do not reflect our underlying performance, and among other things in Q4 2024, adjusted a $10.2 million unrealized gain on derivative instruments and a $26.5 million loss on foreign exchange due to the translation of deferred tax balances and Turkiye inflation accounting.
Other significant adjustments from prior quarters include the following:
•Q3 2024 - an unrealized loss of $33.1 million on derivative instruments, a $50.1 million gain on recognition of deferred consideration net of tax impacts related to commercial production being declared at the Tocantinzinho Mine, which was divested to G Mining Ventures in 2021, and a $15.3 million gain on foreign exchange due to the translation of deferred tax balances and Turkiye inflation accounting.
•Q1 2024 - an unrealized loss of $16.9 million on derivative instruments, driven mainly by a higher gold price.
•Q4 2023 - an unrealized loss of $24.6 million on derivative instruments, driven primarily by a higher gold price, and a gain on deferred tax due to inflation accounting of $59.4 million related to the step-up of tax basis amounts in Turkiye.
•Q3 2023 - adjusted the one-time out-of-period current tax expense of $8.2 million related to the retroactive tax rate change in Turkiye as well as the one-time deferred tax expense of $22.6 million.
7 These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

28

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2024
Outstanding Share Information

Common Shares Outstanding (1)

'- as of December 31, 2024	204,946,024
'- as of February 20, 2025	204,949,405
Share purchase options - as of February 20, 2025 (Weighted average exercise price per share: CDN$14.52)	2,555,163
Performance share units (2) - as of February 20, 2025	974,302
(1)Includes treasury stock.
(2)Performance share units (PSUs) are subject to satisfaction of performance vesting targets within a performance period which may result in a higher or lower amount of PSUs than the number granted as of the grant date. Redemption settlement may be paid out in common shares (one for one), cash or a combination of both. The number of common shares listed above in respect of the PSUs assumes that 100% of the PSUs granted (without change) will vest and be paid out in common shares on a one for one basis. However, as noted, the final number of PSUs that may be earned and redeemed may be higher or lower than the number of PSUs initially granted.

29

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2024
Non-IFRS and Other Financial Measures and Ratios
We have included certain non-IFRS financial measures and ratios in this MD&A, as discussed below. We believe that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The non-IFRS financial measures and ratios are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These financial measures and ratios do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to those of other issuers.
Non-IFRS financial measures are defined in National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure (“NI 52-112”) as a financial measure disclosed that (a) depicts the historical or expected future financial performance, financial position or cash flow of an entity, (b) with respect to its composition, excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in the primary financial statements of the entity, (c) is not disclosed in the financial statements of the entity, and (d) is not a ratio, fraction, percentage or similar representation. A non-IFRS ratio is defined by NI 52-112 as a financial measure disclosed that (a) is in the form of a ratio, fraction, percentage or similar representation, (b) has a non-IFRS financial measure as one or more of its components, and (c) is not disclosed in the financial statements.
The forward-looking total cash costs, AISC, and sustaining capital and growth capital disclosed in this MD&A have been calculated consistent with both the methodology noted below as it relates to the equivalent historical non-IFRS measure (that is, there are no significant differences in methodology between the historic and forward-looking non-IFRS measures).
The following table outlines the non-IFRS financial measures and ratios, their definitions, the most directly comparable IFRS measures and why we use these measures.

Non-IFRS financial measure or ratio	Definition	Most directly comparable IFRS measure	Why we use the measure and why it is useful to investors

Total cash costs	We define total cash costs following the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of producers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting total cash costs of production by gold mining companies. Total cash costs include direct operating costs (including mining, processing and administration), refining and selling costs (including treatment, refining and transportation charges and other concentrate deductions), and royalty payments, but exclude depreciation and amortization, share based payments expenses and reclamation costs. Revenue from sales of by-products including silver, lead and zinc reduce total cash costs.	Production costs	We believe these measures assist investors and analysts in evaluating the Company's operating performance and our ability to generate cash flow.
Total cash costs per ounce sold	This ratio is calculated by dividing total cash costs by gold ounces sold in the period.
All-in sustaining costs (AISC)	We define AISC based on the definition set out by the World Gold Council, including the updated guidance note dated November 14, 2018. We define AISC as the sum of total cash costs (as defined above), sustaining capital expenditure relating to current operations (including capitalized stripping and underground mine development), sustaining leases (cash basis), sustaining exploration and evaluation cost related to current operations (including sustaining capitalized evaluation costs), reclamation cost accretion and amortization related to current gold operations and corporate and allocated general and administrative expenses. Corporate and allocated general and administrative expenses include general and administrative expenses, share-based payments and defined benefit pension plan expense. Corporate and allocated general and administrative expenses do not include non-cash depreciation. As this measure seeks to reflect the full cost of gold production from current operations, growth capital and reclamation cost accretion not related to operating gold mines are excluded. Certain other cash expenditures, including tax payments, financing charges (including capitalized interest), except for financing charges related to leasing arrangements, and costs related to business combinations, asset acquisitions and asset disposals are also excluded.	Production costs
We believe these measures assist investors, analysts and other stakeholders with understanding the full cost of producing and selling gold and in evaluating our operating performance and our ability to generate cash flow. In addition, the Compensation Committee of the Board of Directors uses AISC, together with other measures, in its Corporate Scorecard to set incentive compensation goals and assess performance.

AISC per ounce sold	This ratio is calculated by dividing AISC by gold ounces sold in the period.

30

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2024

Non-IFRS financial measure or ratio	Definition	Most directly comparable IFRS measure	Why we use the measure and why it is useful to investors

Sustaining capital	Defined as capital required to maintain current operations at existing levels, including capitalized stripping and underground mine development. Sustaining capital excludes non-cash sustaining lease additions, unless otherwise noted, and does not include capitalized interest, expenditure related to capitalized evaluation, development projects, or other growth or sustaining capital not related to operating gold mines.	Additions to property, plant and equipment	We use sustaining capital to understand the ongoing capital cost required to maintain operations at current levels, and growth capital to understand the cost to develop new operations or related to major projects at existing operations where these projects will materially increase production from current levels.
Growth capital
Defined as capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations and new operations (including Skouries construction project capital and Skouries accelerated operational capital).

Average realized gold price per ounce sold	Defined as revenue from gold sales adding back treatment charges, refining charges, penalties and other costs that are deducted from proceeds from gold concentrate sales, divided by gold ounces sold in the period.	Revenue	We use this measure to better understand the price realized in each reporting period for gold sales.
Adjusted net earnings (loss)	Defined as net earnings or loss from continuing operations attributable to shareholders of the Company excluding the effects (net of tax) of significant items that do not reflect our underlying operating performance. These may include: impairments or reversals of impairments; write-downs of assets; losses or gains on foreign exchange translation of deferred tax balances; gains or losses on deferred tax due to changes in tax rates; gains or losses on embedded derivatives; costs associated with mine closures; costs associated with debt refinancing or redemptions; gains or losses on disposals of assets; and other non-recurring expenses or recoveries.	Net earnings (loss) from continuing operations attributable to shareholders of the Company	Adjusted net earnings and adjusted net earnings per share are used by management to measure the underlying operating performance of the Company. We believe these measures assist analysts and investors in assessing our operating performance.
Adjusted net earnings (loss) per share	This ratio is calculated by dividing adjusted net earnings or loss from continuing operations by the weighted average number of shares outstanding.
Earnings before interest, taxes, depreciation and amortization (EBITDA) and Adjusted EBITDA	EBITDA from continuing operations represents net earnings or loss for the period before income tax expense or recovery, depreciation and amortization, interest income and finance costs. Adjusted EBITDA removes the effects of items that do not reflect our underlying operating performance and are not necessarily indicative of future operating results. These may include: share based payments expense; write-downs of assets; gains or losses on disposals of assets; impairments or reversals of impairments; costs associated with mine closures; and other non-cash or non-recurring expenses or recoveries.	Earnings or loss from continuing operations before income tax	We believe EBITDA and Adjusted EBITDA are widely used by investors and analysts as useful indicators of our operating performance, our ability to invest in capital expenditures, our ability to incur and service debt and also as a valuation metric.
Free cash flow	Defined as net cash generated from (used in) operating activities of continuing operations, less net cash used in investing activities of continuing operations before increases or decreases in cash from the following items that are not considered representative of our ability to generate cash: term deposits, restricted cash, cash used for acquisitions or disposals of mineral properties, marketable securities and non-recurring asset sales.	Net cash generated from (used in) operating activities of continuing operations
We believe free cash flow is a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. We believe free cash flow excluding Skouries is a useful indicator of our ability to generate free cash flow from operations, prior to investment in the Skouries Project.

Free cash flow excluding Skouries	Defined as free cash flow (defined above) adding back cash-basis capital additions for the Skouries Project and capitalized interest paid related to the Skouries Project.
Cash flow from operating activities before changes in working capital	Defined as net cash generated from or used in operating activities of continuing operations before changes in non-cash working capital. Excludes the period to period movements of accounts and other receivables, inventories and accounts payable and accrued liabilities.	Net cash generated from (used in) operating activities of continuing operations	We believe that cash flow from operating activities before changes in working capital assists analysts, investors and other stakeholders in assessing our ability to generate cash from our operations before temporary working capital changes.

31

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2024

Total Cash Cost, Total Cash Costs per Ounce Sold
Our reconciliation of total cash costs and total cash costs per ounce sold to production costs, the most directly comparable IFRS measure, is presented below.

	Q4 2024	Q4 2023	2024	2023	2022
Production costs	$172.1	$137.6	$564.2	$478.9	$459.6
Stratoni production costs (1)	—	—	—	—	(0.1)
Production costs – excluding Stratoni	172.1	137.6	564.2	478.9	459.4
By-product credits (2)	(27.8)	(21.9)	(92.2)	(83.4)	(77.3)
Concentrate deductions (3)	3.9	4.5	15.1	15.7	15.5
Total cash costs	$148.2	$120.2	$487.1	$411.3	$397.6
Gold ounces sold	156,864	144,827	517,926	483,978	452,953
Total cash cost per ounce sold	$944	$830	$940	$850	$878
(1)Base metals production, presented for 2022. Operations at Stratoni were suspended at the end of 2021.
(2)Revenue from silver, lead and zinc sales.
(3)Included in revenue.

For the three months ended December 31, 2024:

	Direct mining costs	By-product credits	Refining and selling costs	Inventory change (1)	Royalty expense	Total cash costs	Gold oz sold	Total cash cost/oz sold
Kisladag	$40.9	($1.3)	$0.4	$2.2	$12.7	$54.8	56,056	$978
Lamaque	37.6	(0.6)	0.2	(1.1)	1.9	38.1	61,894	615
Efemcukuru	19.3	(1.7)	3.7	0.1	5.0	26.4	19,185	1,376
Olympias	37.7	(24.2)	4.8	3.8	6.7	28.9	19,729	1,463
Total consolidated	$135.5	($27.8)	$9.1	$5.1	$26.4	$148.1	156,864	$944
(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

For the year ended December 31, 2024:

	Direct mining costs	By-product credits	Refining and selling costs	Inventory change (1)	Royalty expense	Total cash costs	Gold oz sold	Total cash cost/oz sold
Kisladag	$146.2	($3.8)	$0.9	($17.2)	$32.8	$158.9	173,124	$918
Lamaque	138.5	(1.9)	0.5	(4.3)	5.7	138.4	194,670	711
Efemcukuru	70.3	(6.4)	15.1	(0.5)	20.0	98.5	80,002	1,231
Olympias	134.2	(80.0)	18.7	(2.4)	20.9	91.4	70,130	1,304
Total consolidated	$489.1	($92.2)	$35.2	($24.4)	$79.4	$487.1	517,926	$940
(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

32

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2024

For the three months ended December 31, 2023:

	Direct mining costs	By-product credits	Refining and selling costs	Inventory change (1)	Royalty expense	Total cash costs	Gold oz sold	Total cash cost/oz sold
Kisladag	$37.4	($0.8)	$0.2	($8.1)	$6.6	$35.3	46,051	$767
Lamaque	32.7	(0.5)	0.1	0.8	1.5	34.5	57,040	606
Efemcukuru	16.0	(1.1)	3.7	(0.3)	3.5	21.9	22,497	973
Olympias	35.5	(19.4)	6.3	1.2	4.9	28.4	19,239	1,478
Total consolidated	$121.6	($21.9)	$10.3	($6.3)	$16.5	$120.2	144,827	$830
(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

For the year ended December 31, 2023:

	Direct mining costs	By-product credits	Refining and selling costs	Inventory change (1)	Royalty expense	Total cash costs	Gold oz sold	Total cash cost/oz sold
Kisladag	$128.0	($3.1)	$0.7	($24.1)	$18.2	$119.7	154,456	$775
Lamaque	116.3	(1.7)	0.4	(1.5)	4.3	117.8	176,495	667
Efemcukuru	59.1	(4.4)	14.0	(0.1)	13.4	82.1	86,078	954
Olympias	126.3	(74.1)	23.0	0.7	15.8	91.7	66,949	1,369
Total consolidated	$429.7	($83.4)	$38.1	($25.0)	$51.8	$411.2	483,978	$850
(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

All-in Sustaining Costs, All-in Sustaining Costs per Ounce Sold
Our reconciliation of AISC and AISC per ounce sold to total cash costs is presented below. The reconciliations of total cash costs to production costs, the most directly comparable IFRS measure, are presented above.

	Q4 2024	Q4 2023	2024	2023	2022
Total cash costs	$148.1	$120.2	$487.1	$411.2	$397.6
Corporate and allocated G&A	9.8	14.1	45.1	46.7	45.6
Exploration and evaluation costs	1.1	0.3	3.9	1.2	1.1
Reclamation costs and amortization	2.2	2.2	5.0	9.3	7.1
Sustaining capital expenditure	31.0	37.9	124.3	121.8	126.5
AISC	$192.3	$174.7	$665.4	$590.3	$577.9
Gold ounces sold	156,864	144,827	517,926	483,978	452,953
AISC per ounce sold	$1,226	$1,207	$1,285	$1,220	$1,276

33

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2024

Reconciliations of adjustments within AISC to the most directly comparable IFRS measures are presented below.
Reconciliation of general and administrative expenses included in All-in Sustaining Costs:

	Q4 2024	Q4 2023	2024	2023	2022
General and administrative expenses (from consolidated statement of operations)	$9.2	$10.5	$36.2	$39.8	$37.0
Add:
Share based payments expense	2.1	4.6	11.9	10.2	10.7
Employee benefit pension plan expense from corporate and operating gold mines	0.4	0.7	3.6	4.2	6.0
Less:
General and administrative expenses related to non-gold mines and in-country offices	—	(0.2)	(1.0)	(0.9)	(0.6)
Depreciation in G&A	(0.9)	(0.8)	(3.5)	(3.2)	(2.2)
Business development	(0.5)	(0.3)	(1.4)	(2.7)	(2.2)
Development projects	(0.3)	(0.4)	(1.1)	(0.7)	(3.4)
Adjusted corporate general and administrative expenses	$9.9	$14.2	$44.8	$46.7	$45.4
Regional general and administrative costs allocated to gold mines	—	—	0.5	0.2	0.2
Corporate and allocated general and administrative expenses per AISC	$9.9	$14.2	$45.2	$46.9	$45.6

Reconciliation of exploration and evaluation costs included in All-in Sustaining Costs:

	Q4 2024	Q4 2023	2024	2023	2022
Exploration and evaluation expense (1) (from consolidated statement of operations)	$7.7	$5.7	$23.8	$22.4	$19.6
Add:
Capitalized evaluation cost related to operating gold mines	1.1	0.3	3.9	1.2	1.1
Less:
Exploration and evaluation expenses related to non-gold mines and other sites (1)	(7.7)	(5.7)	(23.8)	(22.4)	(19.6)
Exploration costs per AISC	$1.1	$0.3	$3.9	$1.2	$1.1
(1)Amounts presented are from continuing operations only and exclude the Romania segment. See Note 6 of our consolidated financial statements.

Reconciliation of reclamation costs and amortization included in All-in Sustaining Costs:

	Q4 2024	Q4 2023	2024	2023	2022
Asset retirement obligation accretion (1) (from notes to the consolidated financial statements)	$1.2	$1.1	$4.9	$4.3	$2.0
Add:
Depreciation related to asset retirement obligation assets	1.2	1.3	1.0	5.8	5.4
Less:
Asset retirement obligation accretion related to non-gold mines and other sites	(0.2)	(0.2)	(0.9)	(0.7)	(0.3)
Reclamation costs and amortization per AISC	$2.2	$2.2	$5.0	$9.3	$7.1
(1)Amounts presented are from continuing operations only and exclude the Romania segment. See Note 6 of our consolidated financial statements.

34

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2024
Sustaining and Growth Capital
Our reconciliation of growth capital and sustaining capital expenditure at operating gold mines to additions to property, plant and equipment, the most directly comparable IFRS measure, is presented below.

	Q4 2024	Q4 2023	2024	2023	2022
Additions to property, plant and equipment (1) (from notes to the consolidated financial statements)	$174.5	$137.2	$620.3	$411.2	$305.8
Growth and development project capital investment - gold mines	(32.0)	(41.3)	(146.1)	(122.3)	(111.3)
Growth and development project capital investment - other (2)	(108.3)	(58.6)	(343.2)	(168.6)	(66.0)
Sustaining capitalized depreciation	(2.2)	—	(2.2)	—	—
Sustaining capital expenditure equipment leases (3)	0.2	0.5	(0.6)	1.6	(2.0)
Capitalized exploration related to gold mines	(1.1)	—	(3.9)	(0.1)	(0.1)
Sustaining capital expenditure at operating gold mines	$31.0	$37.9	$124.3	$121.8	$126.5
(1)Amounts presented are from continuing operations only and exclude the Romania segment. See Note 6 of our consolidated financial statements.
(2)Includes growth capital expenditures and capital expenditures relating to Skouries, Stratoni and Other Projects, excluding non-cash sustaining lease additions.
(3)Non-cash sustaining lease additions, net of sustaining lease principal and interest payments.

Our reconciliation by asset of AISC and AISC per ounce sold to total cash costs is presented below.
For the three months ended December 31, 2024:

	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capital	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$54.8	$—	$—	$1.5	$3.8	$60.1	56,056	$1,073
Lamaque	38.1	—	0.4	0.1	19.2	57.8	61,894	933
Efemcukuru	26.4	—	—	0.2	5.1	31.7	19,185	1,650
Olympias	28.9	—	0.7	0.4	2.9	32.9	19,729	1,669
Corporate (1)	—	9.8	—	—	—	9.8	—	62
Total consolidated	$148.1	$9.8	$1.1	$2.2	$31.0	$192.3	156,864	$1,226
(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

For the year ended December 31, 2024:

	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capital	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$158.9	$—	$—	$5.9	$12.7	$177.4	173,124	$1,025
Lamaque	138.4	—	1.6	0.6	80.3	220.8	194,670	1,134
Efemcukuru	98.5	0.5	1.1	(3.0)	15.9	112.9	80,002	1,411
Olympias	91.4	—	1.2	1.5	15.4	109.5	70,130	1,562
Corporate (1)	—	44.6	—	—	—	44.6	—	86
Total consolidated	$487.1	$45.1	$3.9	$5.0	$124.3	$665.4	517,926	$1,285
(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

35

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2024
For the three months ended December 31, 2023:

	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capital	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$35.3	$—	$—	$1.0	$5.6	$41.9	46,051	$909
Lamaque	34.5	—	0.3	0.1	20.7	55.7	57,040	977
Efemcukuru	21.9	—	—	0.7	4.4	27.0	22,497	1,201
Olympias	28.4	—	—	0.4	7.2	36.0	19,239	1,872
Corporate (1)	—	14.1	—	—	—	14.1	—	97
Total consolidated	$120.2	$14.1	$0.3	$2.2	$37.9	$174.7	144,827	$1,207
(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

For the year ended December 31, 2023:

	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capital	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$119.7	$—	$—	$3.3	$16.0	$139.1	154,456	$900
Lamaque	117.8	—	1.2	0.6	72.7	192.3	176,495	1,089
Efemcukuru	82.1	0.2	—	3.1	14.0	99.3	86,078	1,154
Olympias	91.7	—	—	2.4	19.0	113.0	66,949	1,688
Corporate (1)	—	46.6	—	—	—	46.6	—	96
Total consolidated	$411.2	$46.7	$1.2	$9.3	$121.8	$590.3	483,978	$1,220
(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

Average Realized Gold Price per Ounce Sold
Our reconciliation of average realized gold price per ounce sold to revenue, the most directly comparable IFRS measure, is presented below.
For the three months ended December 31, 2024:

	Revenue	Add concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$150.3	$—	($1.3)	$148.9	56,056	$2,657
Lamaque	165.2	—	(0.6)	164.6	61,894	2,659
Efemcukuru	51.0	1.2	(1.7)	50.5	19,185	2,631
Olympias	69.3	2.7	(24.2)	47.8	19,729	2,422
Total consolidated	$435.7	$3.9	($27.8)	$411.8	156,864	$2,625
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.

36

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2024
For the year ended December 31, 2024:

	Revenue	Add concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$423.5	$—	($3.8)	$419.7	173,124	$2,424
Lamaque	473.0	—	(1.9)	471.1	194,670	2,420
Efemcukuru	199.9	5.0	(6.4)	198.4	80,002	2,480
Olympias	226.2	10.1	(80.0)	156.3	70,130	2,228
Total consolidated	$1,322.6	$15.1	($92.2)	$1,245.5	517,926	$2,405
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.

For the three months ended December 31, 2023:

	Revenue	Add concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$92.9	$—	($0.8)	$92.1	46,051	$1,999
Lamaque	114.9	—	(0.5)	114.4	57,040	2,006
Efemcukuru	46.7	1.7	(1.1)	47.2	22,497	2,098
Olympias	52.4	2.9	(19.4)	35.8	19,239	1,863
Total consolidated	$306.9	$4.5	($21.9)	$289.5	144,827	$1,999
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.

For the year ended December 31, 2023:

	Revenue	Add concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$304.8	$—	($3.1)	$301.7	154,456	$1,953
Lamaque	346.3	—	(1.7)	344.6	176,495	1,953
Efemcukuru	170.5	6.4	(4.4)	172.5	86,078	2,004
Olympias	186.8	9.2	(74.1)	122.0	66,949	1,822
Total consolidated	$1,008.5	$15.7	($83.4)	$940.8	483,978	$1,944
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.

For the year ended December 31, 2022:

	Revenue	Add concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$243.3	$—	($2.8)	$240.5	134,213	$1,792
Lamaque	313.0	—	(1.4)	311.5	173,409	1,797
Efemcukuru	155.3	5.4	(3.3)	157.5	88,784	1,774
Olympias	159.9	10.1	(69.9)	100.1	56,547	1,771
Stratoni	0.5	—	(0.5)	—	N/A	N/A
Total consolidated	$872.0	$15.5	($77.8)	$809.6	452,953	$1,787
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.

37

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2024
Adjusted Net Earnings Attributable to Shareholders
Our reconciliation of adjusted net earnings (loss) and adjusted net earnings (loss) per share to net earnings (loss) from continuing operations attributable to shareholders of the Company, the most directly comparable IFRS measure, is presented below.

Continuing Operations (1)	Q4 2024	Q4 2023	2024	2023	2022
Net earnings (loss) attributable to shareholders of the Company (1)	$108.2	$91.8	$300.9	$106.2	($49.2)
Gain on sale of mining licenses	(1.9)	—	(1.9)	—	—
Current tax expense due to Turkiye earthquake relief tax law change (2)	—	—	—	4.3	—
Loss (gain) on foreign exchange translation of deferred tax balances net of inflation accounting (3)	26.5	(63.1)	14.6	(30.0)	35.9
Decrease (increase) in fair value of redemption option derivative	5.1	(4.0)	(1.9)	(2.0)	4.4
Unrealized (gain) loss on derivative instruments	(10.2)	24.6	51.8	9.6	—
Loss (gain) on deferred tax due to changes in tax rates (4)	—	—	—	22.6	(1.0)
Gain on deferred consideration, net of tax (5)	—	—	(50.1)	—	—
Non-recurring current tax and interest accrual (6)	—	—	7.2	—	—
Write-down of assets, net of tax (7)	—	—	—	—	20.0
Total adjusted net earnings(1,2)	$127.8	$49.3	$320.7	$110.7	$10.1
Weighted average shares outstanding (thousands)	204,619	202,340	203,983	194,448	183,446
Adjusted net earnings per share ($/share) (1)	$0.62	$0.24	$1.57	$0.57	$0.05
(1)Amounts presented are from continuing operations only and exclude the Romania segment. See Note 6 of our consolidated financial statements.
(2)To help fund earthquake relief efforts in Turkiye, a one-time tax law change was introduced in Q1 2023 to reverse a portion of the tax credits and deductions previously granted in 2022.
(3)Q4 2024 includes $29.1 million loss (2023 - $3.7 million gain) on foreign exchange translation of deferred tax balances and $2.6 million gain (2023 - $59.4 million gain) on inflation accounting. Year ended December 31, 2024 includes $45.9 million loss (2023 - $29.3 million loss) on foreign exchange translation of deferred tax balances and $31.2 million gain (2023 - $59.4 million gain) on inflation accounting.
(4)The deferred tax expense adjustment in 2023 is due to the income tax rate increase in Turkiye enacted in Q3 2023. Rate increase from 20% to 25% for general rate, from 19% to 24% for certain manufacturing activities (including mining) and from 19% to 20% for export income and is applicable retroactively to January 1, 2023. The deferred tax recovery adjustment in 2022 is relating to the adjustment of opening balances for the tax rate decrease in Turkiye enacted in Q1 2022.
(5)In Q3 2024, a $60 million gain, net of tax expense of $9.9 million, was recognized in the period related to deferred consideration from the sale of the Tocantinzinho property to G Mining Ventures in 2021
(6)In Q3 2024, a provision of $7.2 million was recorded for potential non-recurring tax reassessments representing $5.9 million of tax and $1.4 million of interest. These relate to historical intercompany loan balances in 2020 and 2021 which have since been capitalized.
(7)Non-recurring write-downs in 2022 include a $5.2 million write-down, net of tax, related to the existing heap leach pad and ADR plant at Kisladag , a $16.0 million write-down, net of tax, related to decommissioned equipment at Kisladag as a result of installation and commissioning of the HPGR in Q1, and a partial reversal of equipment at Stratoni previously written down, net of tax.

38

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2024
EBITDA, Adjusted EBITDA
Our reconciliation of EBITDA and Adjusted EBITDA to earnings (loss) from continuing operations before income tax, the most directly comparable IFRS measure, is presented below.

	Q4 2024	Q4 2023	2024	2023
Earnings before income tax (1)	$176.9	$45.7	$435.4	$163.4
Depreciation, depletion and amortization (1,2)	74.4	72.5	255.0	264.3
Interest income	(6.6)	(5.9)	(23.9)	(17.6)
Finance costs (1)	12.5	5.8	23.0	32.8
EBITDA	$257.2	$118.1	$689.5	$442.9
Share-based payments	2.1	4.6	11.9	10.2
Loss (gain) on disposal of assets (1)	(2.4)	(0.1)	(1.5)	0.6
Unrealized (gain) loss on derivative instruments	(10.2)	24.6	51.8	9.6
Gain on recognition of deferred consideration (3)	—	—	(60.0)	—
Adjusted EBITDA	$246.7	$147.2	$691.6	$463.3
(1)Amounts presented are from continuing operations only and exclude the Romania segment. See Note 6 of our consolidated financial statements.
(2)Includes depreciation within general and administrative expenses.
(3)A $60 million gain was recognized in the period related to deferred consideration from the sale of the Tocantinzinho property to G Mining Ventures.

Free Cash Flow and Free Cash Flow Excluding Skouries
Our reconciliations of free cash flow and free cash flow excluding Skouries to net cash generated from (used in) operating activities from continuing operations, the most directly comparable IFRS measure, is presented below.

	Q4 2024	Q4 2023	2024	2023	2022
Cash generated from operating activities (1)	$257.3	$159.6	$645.7	$382.9	$211.2
Less: Cash used in investing activities (1)	(165.9)	(130.3)	(630.6)	(395.7)	(370.9)
Add back: (Decrease) increase in term deposits	(2.7)	—	(3.8)	(35.0)	35.0
Add back: Purchase of marketable securities	0.3	—	11.4	0.6	20.2
Less: Proceeds from sale of marketable securities	(10.3)	—	(10.3)	—	—
Less: Proceeds from sale of mining licenses	(4.1)	—	(5.6)	—	—
Free cash flow	$74.6	$29.3	$6.8	($47.2)	($104.5)
Add back: Skouries cash capital expenditures (2)	94.4	49.7	304.8	149.0	35.1
Add back: Capitalized interest paid (3)	7.2	3.0	30.5	10.8	—
Free Cash Flow excluding Skouries	$176.2	$82.0	$342.0	$112.6	($69.4)
(1)Amounts presented are from continuing operations only and exclude the Romania segment. See Note 6 of our consolidated financial statements.
(2)Inclusive of construction project capital and accelerated operating capital spend
(3)Includes interest from the Term Facility of $7.2 million in Q4 2024 ($3.0 million in Q4 2023) and $12.4 million in 2024 ($3.5 million in 2023), with the remainder of interest from Senior Notes.

39

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2024
Cash Flow from Operating Activities before Changes in Working Capital
Our reconciliation of cash flow from operating activities before changes in working capital to net cash generated from operating activities from continuing operations, the most directly comparable IFRS measure, is presented below.

	Q4 2024	Q4 2023	2024	2023	2022
Net cash generated from operating activities (1)	$257.3	$159.6	$645.7	$382.9	$211.2
Less: Changes in non-cash working capital	28.8	21.6	10.2	(28.3)	(28.3)
Cash flow from operating activities before changes in working capital	$228.5	$138.0	$635.5	$411.2	$239.5
(1)Amounts presented are from continuing operations only and exclude the Romania segment. See Note 6 of our consolidated financial statements.

40

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2024
Managing Risk
Eldorado is involved in the exploration, discovery, acquisition, financing, development, production, reclamation and operation of mining properties. We face a number of risks and uncertainties which could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Management monitors risk using a risk management review process. Management prepares a risk assessment report every quarter outlining the operational and financial risks. The Board reviews the report to evaluate and assess the risks that the Company is exposed to in various markets and discusses the steps management takes to manage and mitigate them.
Please refer to our AIF for the year ended December 31, 2023, and those to be set out in the Company's AIF to be filed for the year ended December 31, 2024, for additional information regarding these risks and other risks and uncertainties in respect of the Company's business and share price.
The risks described below are not the only risks and uncertainties that we face. Although we have done our best to identify the risks to our business, there is no assurance that we have captured every material or potentially material risk and the risks identified below may become more material to the Company in the future or could diminish in importance. Additional existing risks and uncertainties not presently identified by the Company, risks that we currently do not consider to be material, and risks arising in the future could cause actual events to differ materially from those described in our forward-looking information, which could materially affect our business, results of operations, financial condition and the Eldorado Gold share price.
We have set out the risks in the order of priority we believe is appropriate for Eldorado based on our assessment of, among other things, the likelihood and impact of such risks, and our expected capabilities to mitigate such risks. Accordingly, you should review this section in its entirety.
Development Risks at Skouries and Other Development Projects
Development Risks - General
Gold and other metal exploration is highly speculative in nature, involves many risks and is often not productive; there is no assurance that we will be successful in our development efforts. Substantial expenditures are required to establish Proven and Probable Mineral Reserves, determine the optimal metallurgical process to extract the metals from the ore and to plan, and build mining and processing facilities for new properties and to maintain such facilities at existing properties. Once we have found ore in sufficient quantities and grades to be considered economic for extraction, metallurgical testing is required to determine whether the metals can be extracted economically. It can take many years of exploration and development before production is possible, and the economic feasibility of production can change during that time.
The capital expenditures and time required to develop new mines are considerable and changes in cost or construction schedules can significantly increase both the time and capital required to build the project.
Project development schedules are dependent on obtaining the support of local communities, obtaining the governmental approvals necessary for the construction and operation of a project, and if applicable, allowing for the necessary regulatory process to be completed with respect to any new archaeological findings on the site. New mines may face opposition from local communities, and the timeline to obtain necessary government approvals is often beyond our control. See also “Indebtedness”, "Skilled Workforce", “Liquidity and Financing Risk”, and “Community Relations and Social License”.
It is not unusual in the mining industry to experience unexpected problems during the start-up phase of a mine, resulting in delays and requiring more capital and other costs than anticipated. As a result of the complexity of substantial expenditures involved in development projects, developments are vulnerable to material schedule and cost overruns. While we will take steps to mitigate this, there is no assurance that the profitability or economic feasibility of a project will not be adversely affected by factors beyond our control. Delays can also occur when production initially commences and during ramp-up to commercial production. In the past, we have adjusted our estimates based on changes to our assumptions and actual results. There is no guarantee that such adjustments will alleviate the effects of such delays or problems. These unexpected occurrences may also impact our

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2024 compliance with certain terms, conditions, and covenants set out in the Term Facility and commercial and other material agreements related to the development project. See also “Liquidity and Financing Risk”, "Contractors", and "Skilled Workforce".
Mine development projects typically require a number of years and significant expenditures during the development phase before production is possible and there is no assurance that any of our development projects will become producing mines.
Development projects depend on successfully completing feasibility studies and environmental assessments, obtaining the necessary government permits and receiving adequate financing. Economic feasibility is based on several factors, including, without limitation:
•estimated Mineral Reserves;
•anticipated metallurgical recoveries;
•environmental considerations and permitting;
•future prices of gold, copper, and other metals;
•anticipated capital and operating costs for the projects;
•availability of sufficient numbers of skilled trades; and
•timely execution of development plan.
Development projects have no operating history to base estimated future production and cash operating costs on. With development projects in particular, estimates of Proven and Probable Mineral Reserves and cash operating costs are largely based on:
•interpreting the geologic data obtained from drill holes and other sampling techniques; and
•feasibility studies that derive estimated capital and cash operating costs based on:
•the expected tonnage and grades of ore to be mined and processed;
•the configuration of the ore body;
•expected recovery rates of gold and other precious and base metals from the ore;
•estimated operating costs; and
•anticipated climate conditions and other factors.
It is therefore possible that actual capital and cash operating costs and economic returns will differ significantly from what we estimated for a project before starting production.
Mining of mineral-bearing material requires removal of waste material prior to gaining access to and extracting the valuable material. Depending on the location of the ore, this may entail removing material above the ore in an open pit situation (pre-stripping) or developing tunnels underground to gain access to deeper material. Where possible, this material is then generally used elsewhere in the project site for construction of site infrastructure. As a project is developed, a plan is put forward to complete the pre-strip or required underground development so that mining of ore can commence in line with the overall schedule to feed ore to the process plant at the right time. The degree of pre-strip in an open pit is based on selected drilling, which may result in adjustments to the resource model and a requirement for more or less pre-stripping to be completed. This may result in a deficit of material required to complete other earthworks around the project site, such as tailings facilities, or an increase in the pre-strip requirements prior to mining commencing. Similarly, with underground development, the mining method and optimized design is based on an amount of drilling that will be increased during normal operations. As work continues, there may be previously unknown ground conditions that are exposed, or other changes to mining parameters that can cause a change in the mine design or direction of the underground development. Either of these occurrences could result in more or less material than can be used for other site projects if so designed, and could also delay the start-up of continuous production. This may result in lower revenues while the project ramps up to normal operating rates.
Our production, capital, and operating cost estimates for development projects are based on certain assumptions. We use these estimates to establish our Mineral Reserve estimates but our capital and cost estimates are subject to significant uncertainty as described above.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2024
Although we undertake significant work to understand and update our assumptions and estimates related to our development projects, actual results for our projects may differ from current estimates and assumptions, and these differences may be material. The experience we gain from actual mining or processing operations can also identify new or unexpected conditions that could reduce production below our current estimates, or increase our estimated capital or operating costs. If actual results fall below our current estimates, it could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Development Risks - Skouries
The risks described in “Development Risks – General” apply to the Skouries Project. In addition, the risks, uncertainties and other factors associated with the Skouries Project (including those described in this “Managing Risk” section) may cause delays in the commencement of the construction and commissioning of the Skouries Project, which in turn may cause delays in the commencement of production and additional carrying costs during the construction phase. Any such delays and additional carrying costs are likely to result in further increases to the cost of the Skouries Project.
As the Company disclosed in its February 5, 2025 news release, labour market tightness in Greece, particularly pronounced in construction, has continued to limit the availability of key construction personnel at Skouries, resulting in a slower ramp-up of the workforce and delayed progress in certain areas of the Skouries Project. Our ability to recruit the required number of personnel within the required timelines, manage changes to workforce numbers through the construction of the Skouries Project, recruit personnel having the requisite skills, experience and ability to work on site and increase productivity by adding or modifying labour shifts, will have a direct impact on the schedule and costs associated with the Skouries Project, as well as our guidance for 2025 and beyond. See “Labour – Employee/Union Relations/Greek Transformation”, “Key Personnel”, “Skilled Workforce”, “Expatriates” and “Contractors.”

Other risks and uncertainties related to the Skouries Project include, among others:
•rising labour costs or costs of key inputs such as materials, power and fuel;
•risks related to third-party contractors, including reduced control over aspects of the Company's operations and/or the ability of contractors to perform;
•the ability of key suppliers to meet key contractual commitments in terms of schedules, amount of product delivered, cost or quality;
•our ability to construct key infrastructure within the required timelines including the process plant, filter plant, waste management facilities and embankments;
•differences between projected and actual degree of pre-strip required in the open pit;
•variability in metallurgical recoveries and concentrate quality due to factors such as extent and intensity of oxidation or presence of transition minerals;
•presence of additional structural features impacting hydrological and geotechnical considerations;
•variability in minerals or presence of substances that may have an impact on filtered tails performance and resulting bulk density of stockpiles or filtered tails;
•distribution of sulfides that may dilute concentrate and change the characteristics of tailings;
•unexpected disruptions to operations due to protests, non-routine regulatory inspections, road conditions or labour unrest;
•unexpected inclement weather and climate events including short and long duration rainfall and floods;
•our ability to meet pre-commercial producing mining or underground development targets;
•unexpected results from underground stopes;
•new archaeological finds on site requiring the completion of a regulatory process;
•changes in support from local communities, and our ability to meet the expectations of communities, governments and stakeholders related to the Skouries Project; and
•timely receipt of necessary permits and authorizations.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2024
As noted in “Development Risks – General”, there are substantial expenditures involved in the development of large development projects and these projects are generally prone to material cost overruns. While we will take steps to mitigate this in relation to the Skouries Project, there is no assurance that the profitability or economic feasibility of the project will not be adversely affected by factors beyond our control. Delays may also occur when first production commences, which in turn could lead to schedule changes and delays in achieving commercial production. As disclosed in the Company’s February 5, 2025 news release, we have adjusted our estimates related to the schedule and costs of the Skouries Project based on changes to our assumptions and the current status of construction activities. Due to the revised schedule, the Company expects to complete additional pre-commercial production mining, has accelerated the purchase of higher capacity mobile mining equipment to support a faster transition from contract mining to an owner-operated model and has identified benefits to a longer period of underground mining prior to commercial production. The Company also continues to take steps to address the continued tightness in the Greek labour market. There is no guarantee that such adjustments and other mitigation efforts will prevent or alleviate the effects of such delays or problems.
Unexpected occurrences with respect to the development of the Skouries Project may impact our compliance with certain terms, conditions, and covenants set out in the Term Facility, and commercial and other material agreements related to the development of the Skouries Project. Depending on the nature of the impact, these unexpected occurrences could also impact our ability to access additional funds under the Term Facility.
Although we undertake significant work to understand and update our assumptions and estimates related to the Skouries Project, actual results may differ from current estimates and assumptions, and these differences may be material.
Foreign Operations
Many of our operations are located in foreign jurisdictions, and are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to:
•earthquakes, wildfires, water events (including short and long duration rainfall, floods and droughts) and other natural disasters;
•changing political and social conditions, geopolitical environment or governments;
•timely receipt of necessary permits and authorizations;
•renegotiation or nullification of existing rights, concessions, licenses, permits and contracts;
•restrictions on foreign exchange, currency controls and repatriation of capital and profits;
•extreme fluctuations in currency exchange rates;
•tariffs and other trade barriers;
•high rates of inflation;
•labour unrest, rising labour costs, and labour shortages;
•lack of suitable skilled labour due to tight labour markets;
•mobility restrictions for personnel and contractors;
•civil unrest or risk of civil war;
•changes in law or regulation (including in respect of mining, health, safety, and environmental regulations, taxation and royalties);
•changes in policies (including in respect of monetary policies and permitting);
•bribery, extortion and corruption;
•expropriation;
•reliability of judicial recourse;
•operation of the rule of law;
•availability of procedural rights and remedies;
•sanctions relating to the Russia-Ukraine war;
•guerrilla activities, insurrection and terrorism;
•anti-mining and other activism;
•hostage taking;
•military repression; and

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2024
•trespass, illegal mining, theft and vandalism.
The occurrence of any of these risks in the countries in which we operate could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
The mining and metals sector has been increasingly targeted by governments for the purposes of raising revenue or for political reasons, as governments continue to struggle with deficits and concerns over the effects of depressed economies or in response to rising gold and other metal prices. Governments are continually assessing the fiscal terms of the mining regimes and agreements that apply to an entity looking to exploit resources in their countries and numerous countries have recently introduced changes to their respective mining regimes that reflect increased government control over, or participation in, the mining sector.
The possibility of future changes to the mining regimes in the countries in which we operate adds uncertainty that cannot be accurately predicted and may result in additional costs, delays and regulatory requirements. In addition, such changes could restrict our ability to contract with persons or conduct business in certain countries. There is no assurance that governments will not take our rights, impose conditions on our business, prohibit us from conducting our business or grant additional rights to state- owned enterprises, private domestic entities, special interest groups, Indigenous peoples or residents in the countries in which we operate, which could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
We expect to generate cash flow and profits at our foreign subsidiaries, and we may need to repatriate funds from those subsidiaries to service our indebtedness or fulfill our business plans. From time to time, governments in countries in which Eldorado operates may impose limitations on Eldorado's ability to repatriate funds. As such, we may not be able to repatriate funds from foreign jurisdictions in the future, or we may incur tax payments or other costs when doing so, as a result of a change in applicable law or tax requirements at local subsidiary levels or at the Eldorado Gold level.
We have one operating mine, two development projects and one mine on care and maintenance in Greece. Following the global financial crisis in 2008 and 2009, the Greek economy experienced a significant downturn. The subsequent economic crisis from 2011 to 2018 resulted in austerity measures, a severe recession of the Greek economy, capital controls from 2015 to 2019 and concerns about sovereign debt default and of Greece exiting the Eurozone. During this crisis, Greece experienced protracted political instability, a high unemployment rate, popular unrest in response to austerity measures and rounds of bail-out negotiations with various governmental and private parties. Since 2019, in part due to economic measures adopted during the crisis, the Greek economy has been stabilized and the Hellenic Republic regained its investment grade credit rating. However, there can be no assurance that the current period of political and economic stability in of Greece will continue, and there is always a possibility that the OECD and IMF may insist on further reforms.
In February 2021, we entered into the Investment Agreement with the Hellenic Republic to govern the further development, construction and operation of the Skouries Project and the Olympias and Stratoni/Mavres Petres mines and facilities, which provides a modernized legal and financial framework to allow for the advancement of our investment in these assets. In March 2021, the Amended Investment Agreement was ratified by the Greek parliament and published in the Greek Government Gazette, officially becoming law.
We currently hold all necessary permits for our operations in Greece and the development of the Skouries mine, but in the past we have experienced significant delays in the timely receipt of necessary permits and authorizations from the Hellenic Republic in order to advance operations in Greece, and it is possible we will experience delays again in the future, notwithstanding the Investment Agreement. In addition, there is no assurance that Greece will not adopt legal, regulatory or policy changes in the future which may have a material adverse effect on our business, results of operations, financial condition and the Company’s share price.
We also have two producing mines that are located in Turkiye. Turkiye has historically experienced, and may in the future experience heightened levels of political and economic instability due to regional geopolitical instability. These conditions may be exacerbated by current global economic conditions or become exacerbated during electoral processes. In particular, there have been political challenges in and nearby to Turkiye, including civil unrest along the geographic borders with Syria, Iran and Iraq, terrorist acts, including bombings in major centres, and a refugee crisis. Turkiye also has a history of fractious governing coalitions comprised of many political parties and has

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2024 experienced anti-government protests as well as unrest following investigations initiated in December 2013 into alleged government corruption, and an attempted coup in 2016. Our operations have experienced no significant disruptions due to these periods of instability and continue to operate under normal business conditions. However, there can be no assurance that a future period of instability will not negatively affect our current and future operations in Turkiye. Such a period of instability may also have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
In 2023, certain changes were made to the tax legislation of Turkiye which resulted in a hyperinflationary adjustment to the local tax basis in Turkiye. While no further analogous legislative changes were made in 2024, we cannot predict additional future changes to Turkish income tax legislation or their impact on our financial results.
Since late 2023, commercial shippers operating in the Red Sea have had to adjust to an environment of growing threats to the safety and security of their ships, cargo, and personnel (including rocket attacks, drone strikes, and attempts to seize or commandeer vessels, cargo and crew). These threats have continued into 2024 and it is unclear if or when more normal conditions will resume in the region. In response to current conditions, many in the commercial shipping industry are facing increased costs for security and insurance. Other commercial shippers have chosen to redirect their traffic around the region entirely, foregoing the Suez Canal and Red Sea for a longer trip around the southern coast of Africa. These changes in the shipping industry have impacted our inbound and outbound shipping activities for Greece and Turkiye. We may experience delays, additional increases in costs, or an inability to send or receive certain materials or equipment in a timely or cost-efficient manner. Shipping costs have already increased dramatically since late 2023 and could reach unsustainable levels for reasons beyond our control. In addition, if in the future any of our inbound or outbound shipping activities are impacted by the current conditions in the Red Sea, our commercial insurance policies in place may not provide coverage due to customary exclusions.
Aside from the Company’s own operations, the Red Sea is critical to global energy producers and connects various transportation hubs. Ongoing disruptions in the Red Sea have the potential to increase global energy prices significantly. This is a major input for the Company, as well as its suppliers and service providers (who may choose to pass higher costs on to the Company).
While the Company is attempting to mitigate these effects, there can be no assurance that the situation will not deteriorate further in the near or long term, which may negatively affect the Company’s current and future operations in Greece and Turkiye (or, in the case of rising global energy prices, internationally), and may have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
We operate in a range of environments and our employees, contractors and suppliers are at risk of injury, disease and natural disasters. In 2023, a significant earthquake struck the southeast of Turkiye. Although our operations experienced no significant disruptions due to this natural disaster, there is no guarantee that a similar natural disaster in the future, whether in Turkiye or in any other jurisdiction we operate in, will not have an adverse effect on our business, results of operations or financial condition. If our workforce is affected by a high incidence of injury, disease or natural disasters, the facilities and treatments may not be available to the same standard that one would expect in more economically developed countries such as Canada and the United States, which could have an effect on the availability of sufficient personnel to run our operations. This could result in a period of downtime or we may be subject to an order to cease operations, which could have an adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price. See also “Climate Change”.
The safety and security of our employees and associated contractors are of prime importance to the Company. Various security problems may occur in any of the jurisdictions in which we operate. We are at risk of incursions or acts of terrorism by third parties that may result in the theft of or result in damage to our property. We endeavor to take appropriate actions to protect against such risks, which may affect our operations or cause us to incur further costs.
The mineral exploration, development, mining, and processing activities of Eldorado in the countries where we operate are subject to various laws governing a wide range of matters, including, but not limited to, the following:
•the environment, including land and water use;

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2024
•the right to conduct our business, including limitations on our rights in jurisdictions where we are considered a foreign entity and restrictions on inbound investment;
•prospecting and exploration rights and methods;
•development activities;
•construction;
•mineral production;
•reclamation;
•royalties, taxes, fees and imposts;
•importation of goods;
•currency exchange restrictions;
•sales of our products;
•repatriation of profits and return of capital;
•immigration (including entry visas and employment of our personnel);
•labour standards and occupational health
•supply chain transparency (including Canada’s Modern Slavery Act);
•mine safety;
•use of toxic substances;
•mineral title, mineral tenure and competing land claims; and
•impacts on and participation rights of local communities and entities.
Although we believe our mineral exploration, development, mining, and processing activities are currently carried out in accordance with all applicable laws, rules regulations and policies, there is no assurance that new or amended laws, rules or regulations will not be enacted, new policies applied or that existing laws, rules, regulations or discretion will not be applied in a manner which could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price, including changes to the fiscal regime, in any of the countries in which we operate, including, without limitation:
•laws regarding government ownership of or participation in projects;
•laws regarding permitted foreign investments;
•royalties, taxes, fees and imposts;
•regulation of, or restrictions on, importation of goods and movement of personnel;
•regulation of, or restrictions on, currency transactions;
•regulation of, or restrictions on, sales of our products, or other laws generally applicable in such country, or changes to the ways in which any of these laws are applied, any of which could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price; and
•laws regarding social and environmental regulation, including environmental reporting requirements.
Production and Processing
Estimates of total future production and costs for our mining operations are based on our LOM plans. These estimates can change, or we might not achieve them, which could have a material adverse effect on any or all of our future cash flow, business, results of operations, financial condition and the Eldorado Gold share price.
Our plans are based on, among other things, our mining experience, reserve estimates, assumptions about ground conditions and physical characteristics of ores (such as hardness and the presence or absence of certain metallurgical characteristics, including the presence of materials that may adversely affect the ability to process, export and sell our products) and estimated rates and costs of production. Our actual production and costs may be significantly different from our estimates for a variety of reasons, including the risks and hazards discussed elsewhere as well as unfavorable operating conditions or external events impacting operations, including:
•actual ore mined varying from estimates in grade, tonnage and mineralogical and other characteristics;
•industrial accidents, environmental incidents and natural phenomena, including discharge of metals, concentrates, pollutants or hazardous materials;
•seepage from tailings or other storage facilities or ponds;
•failure of mining pit slopes, waste rock storage facility and tailings impoundment walls, embankments, roadways and dams, other water storage structures and heap leach structures;
•surface or underground fires, floods, landslides or ground subsidence;

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2024
•changes in power supply and costs and potential power shortages;
•imposition of a moratorium on our operations;
•impact of the disposition of mineral assets;
•shortages and timing delays of supplies and equipment needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants;
•failure of unproven or evolving technologies or loss of information integrity or data;
•unexpected geological, geochemical and water (ground and surface) conditions;
•variable metallurgical conditions and metal recovery;
•variable comminution properties of ore and effect on processing throughput;
•insufficient capacity for disposal of waste materials from our operations;
•unanticipated changes in inventory levels at heap-leach operations;
•fall-of-ground accidents in underground operations;
•seismic activity;
•renewal of required permits and licenses;
•litigation;
•shipping interruptions or delays;
•management of the mining process, including revisions to mine plans;
•unplanned maintenance and reliability;
•unexpected work stoppages or labour costs, shortages or strikes;
•security incidents;
•general inflationary pressures;
•currency exchange rates;
•the presence of valuable by-products such as copper (which can be crucial in offsetting the costs of gold production); and
•changes in law, regulation or policy.
The occurrence of one or more of these events in connection with our exploration activities, development and production and closure of mining operations may result in the death of, or personal injury to, our employees, other personnel or third parties, the loss of mining equipment, damage to or destruction of mineral properties, production facilities or property belonging to us or others, monetary losses, environmental damage and potential legal liabilities. In addition, the occurrence of one or more of the events listed above may result in a less than optimal operation and lower throughput or lower recovery, as well as interruptions, deferral or unanticipated fluctuations in production. This could cause a mineral deposit to become unprofitable, even if it had been mined profitably in the past. Although we review and assess the risks related to extraction and seek to put appropriate mitigating measures in place, there is no assurance that we have foreseen and/or accounted for every possible factor that might impact operations, production and processing. The occurrence of one or more of these events could therefore have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price. See also “Environmental”, “Waste Disposal”, and “Geotechnical Considerations”.
With respect to changes in power supply and costs and potential power shortages, our operations in Turkiye and Greece have been experiencing recent energy supply issues affecting the price and supply of gas, oil and electricity used in our operations, which has caused increased energy prices and decreased energy supply. A sustained increase in energy prices, or a sustained decrease in energy supply, could have a material adverse effect on Eldorado’s business, results of operations, financial condition and the Eldorado Gold share price.
A number of factors could affect our ability to process ore in the tonnages we have budgeted, the quantities of the metals or deleterious materials that we recover and our ability to efficiently handle material in the volumes budgeted, including, but not limited to the presence of oversize material at the crushing stage; material showing breakage characteristics different from those planned; and material with grades outside of planned grade range, among others.
Our operations at Kisladag involve the heap leaching process. The heap leaching process, while not as cost-intensive as the more conventional milling process, involves uncertainties associated with the chemical and physical processes included in leaching, which can impact ultimate recoveries or leach cycle times required to achieve the

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2024 ultimate recovery. Variability in particle size of stacked materials, agglomeration quality, and percolation rate, coupled with stacked head grade, may materially adversely affect the leaching kinetics and ultimate recovery.
Some of our processing operations rely on the use of sodium cyanide to extract gold and silver from ore. As a result of rising energy prices and other factors, there has been an increase in sodium cyanide prices and, further, large sodium cyanide suppliers have substantially lowered or ceased production temporarily, particularly in Europe, causing a supply shortage for sodium cyanide. A sustained increase in sodium cyanide prices, or a sustained supply shortage thereof, could have a material adverse effect on Eldorado’s business, results of operations, financial condition and the Eldorado Gold share price.
The occurrence of any of the above could affect our ability to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore, concentrate and tailings as planned. This may result in lower throughput, lower recoveries, lower product qualities, more downtime or some combination of all four. While minor issues of this nature are part of normal operations, more issues may arise than anticipated, which may have an adverse effect on our future cash flow, results of operations and financial condition.
Power and Water
Our mining operations use substantial volumes of water and power during extraction and processing. Our ability to obtain secure supplies of power and water at a reasonable cost depends on a number of factors that may be out of our control, including global and regional supply and demand, political and economic conditions and problems affecting local supplies, among others.
There is no assurance that we will be able to secure the required supplies of power and water on reasonable terms or at all and, if we are unable to do so or there is an interruption in the supplies we do obtain or a material increase in prices, then it could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Prices of Commodities and Consumables
Our business operations use a significant amount of commodities, consumables and other materials. Prices for diesel fuel, steel, concrete, chemicals (including explosives, lime and cyanide) and other materials, commodities and consumables required for our operations can be volatile and price changes can be substantial, occur over short periods of time and are affected by factors beyond our control. Prices for electricity, fuel, and other materials, commodities and consumables required for our operations experienced substantial increases during 2022 amid supply concerns caused by, among other things, financial and trade sanctions against Russia. These cost increases have been prolonged and may have a material adverse effect on our business, financial condition and results of operations. Higher costs for, or tighter supplies of, construction materials like steel and concrete can affect the timing and cost of our development projects, including Skouries.
If there is a significant and sustained increase in the cost of certain commodities, we may decide that it is not economically feasible to continue some or all of our commercial production and development activities, and this could have an adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
We may maintain significant inventories of operating consumables, based on the frequency and reliability of the delivery process for such consumables and anticipated variations in regular use. We depend on suppliers to meet our needs for these commodities; however, sometimes no source for such commodities may be available. If the rates of consumption for such commodities vary from expected rates significantly or delivery is delayed for any reason, we may need to find a new source or negotiate with existing sources to increase supply. If any shortages are not rectified in a timely manner, it may result in reduced recovery or delays in restoring optimal operating conditions.
Higher worldwide demand for critical resources, such as drilling equipment and tires, could affect our ability to acquire such resources and lead to delays in delivery and unanticipated cost increases, which could have an effect on our operating costs, capital expenditures and production schedules.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2024
Further, we rely on certain key third-party suppliers and contractors for equipment, raw materials and services used in, and the provision of services necessary for, the development, construction and continuing operation of our assets. As a result, our operations are subject to a number of risks, some of which are outside of our control, including negotiating agreements with suppliers and contractors on acceptable terms, and the inability to replace a supplier or contractor and its equipment, raw materials or services if either party terminates the agreement, among others.
The occurrence of one or more of these risks could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Equipment
Our operations are reliant on significant amounts of both large and small equipment that is critical to the development, construction and operation of our projects. Failures or unavailability of equipment could cause interruptions or delays in our development and construction or interruptions or reduced production in our operations (particularly where they exceed our anticipated/expected targets). These risks may be increased by the age of certain equipment. Equipment related risks include delays in repair or replacement of equipment due to unavailability or insufficient spare parts inventory; delays in repair or replacement of equipment due to a shortage of skilled labour at the Company, its equipment suppliers, or key service providers (particularly as a result of growing labour shortages throughout the mining industry and related sectors); repeated or unexpected equipment failures; and restrictions on transportation and installation of large equipment, including delays or inability to obtain required permits for such transportation or installation, among others.
Delays in construction or development of a project or periods of downtime or reductions in operations or efficiency that result from the above risks or remediation of an interruption or inefficiency in production capability could require us to make large expenditures to repair, replace or redesign equipment. All of these factors could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Reliance on Infrastructure, Commodities and Consumables
Our business and operations depend on our ability to access and maintain adequate and reliable infrastructure, including roads and bridges, power sources and water systems. We may have to build the required infrastructure if it is not readily available to us for a given project, and there is no assurance that we will be able to do so in a timely manner or at all. Inadequate, inconsistent, or costly infrastructure could compromise many aspects of a project's feasibility, viability and profitability, including, but not limited to, construction schedules, capital and operating costs, and labour availability, among others.
There is no assurance that we can access and maintain the infrastructure we need and many critical sites have only single road access (that could be closed for reasons beyond our control such as accidents or adverse weather). There is also no assurance that, where necessary, we will be able to obtain rights of way, raw materials and government authorizations and permits to construct, or upgrade the same, at a reasonable cost, in a timely manner, or at all.
Our access to infrastructure and the commodities discussed below may be interrupted by natural causes, such as drought, floods, wildfires, earthquakes and other weather phenomena, or man-made causes, such as blockades, sabotage, conflicts, government issues, political events, protests, rationing or competing uses. For example, the Stratoni mine experienced a fall of ground in June, 2021. Mining resumed at Stratoni in September 2021 but was suspended again at the end of 2021 as the mine transitions to care and maintenance. While we will evaluate resuming operations subject to exploration success and positive results of further technical and economic review, there is no assurance that such incidents may not occur again at the Stratoni mine or at Eldorado's other mines. Starting in late May 2023, wildfires in the Abitibi region impacted operations at Lamaque and a number of shifts were suspended. While we re-sequenced the maintenance schedule and devised an alternative route to safely get employees to the Triangle underground, there can be no assurances that such mitigation measures will be available or effective in the event of future wildfires. At Kisladag, risks include, among other things, severe precipitation events or precipitation-induced landslides, and their impact on water levels and site infrastructure. In 2023, heavy rains resulted in unanticipated impacts on heap leaching operations at Kisladag. The increased precipitation selectively mobilized fine particles which created variability in permeability and in turn led to an increase in metal

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2024 inventory in the leach facility. The increased precipitation percolated through the heap and was captured in the solution ponds as anticipated, however there can be no assurance that future precipitation events will not have material negative impacts that cannot be mitigated effectively. In the fourth quarter of 2024, there was above normal precipitation at Skouries and Olympias, with very high rainfalls and resulting flooding impacting earthworks activities at and access to a portion of the Skouries site in December 2024. Access was restored; however, construction progress could, in the future, be impacted if similar or more severe weather events occur. Such an event could result in material negative impacts on project schedule and costs.
Our inability to obtain or build and to maintain adequate and continuous access to infrastructure and substantial amounts of commodities, power and water, at a reasonable cost, could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price. See also “Climate Change”.
Inflation Risk
General inflationary pressures may affect our labour, commodity and other input costs, which could have a material adverse effect on our financial condition, results of operations and the capital expenditures required for the development and operation of Eldorado's projects. Specifically, labour costs at Kisladag and Efemcukuru increased in line with commitments under our collective bargaining agreement. We recognize that a need to support our workforce as they face rising costs of food and electricity may impact collective bargaining agreements and labour costs in the future. Labour costs are denominated in local currency and, if the Turkish Lira does not correspondingly weaken against the U.S. dollar, cost increases may not be offset by currency movements. We continue to monitor the impacts of cost inflation on our operations. Certain emerging markets in which we operate, or may in the future operate, have experienced fluctuating rates of inflation. There can be no assurance that any governmental action will be taken to control inflationary or deflationary cycles, that any governmental action taken will be effective, or whether any governmental action may contribute to economic uncertainty. Governmental action to address inflation or deflation may also affect currency values. Accordingly, inflation and any governmental response thereto may have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Community Relations and Social License
Maintaining a positive relationship with the communities in which we operate is critical to continuing the successful operation of our existing projects and mines as well as the construction and development of existing and new projects and mines. As a mining business, we may be expected to come under pressure in the jurisdictions in which we operate, or will operate in the future, to demonstrate that other affected parties (including employees, communities surrounding operations, Indigenous rightsholders and the countries in which we operate) benefit and will continue to benefit from our commercial activities, and/or that we operate in a manner that will mitigate any potential damage or disruption to the interests of those parties. The evolving expectations related to human rights, Indigenous rights, and environmental protections may also result in opposition to our current and future operations, the development of new projects and mines, and exploration activities. There is no assurance that we will be able to mitigate these risks, which could materially adversely affect our business, results of operations, financial condition and the Eldorado Gold share price.
Community relations are impacted by a number of factors, both within and outside of our control. Relations may be strained or social license lost by poor performance by the Company in areas such as health and safety, environmental impacts from the mine, increased traffic or noise, and other factors related to communications and interactions with various affected or interested groups. The Company expends significant financial and managerial resources to comply with various environmental, health and safety laws across various jurisdictions (including implementing safety protocols at sites, monitoring leading indicators, and emphasizing positive reinforcement). Despite these efforts, external factors such as press scrutiny or other distributed information about Eldorado specifically or extractive industries generally from media, governments, non-governmental organizations or interested individuals can also influence sentiment and perceptions toward the Company and its operations.
Surrounding communities may affect operations and projects through restriction of site access for equipment, supplies and personnel or through legal challenges. This could interfere with work on the Company's operations, and potentially pose a security threat to employees or equipment. Social license may also impact our permitting

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2024 ability, Company reputation and our ability to build positive community relationships in exploration areas or around newly acquired properties. Such opposition may also take the form of legal or administrative proceedings or manifestations such as protests, roadblocks or other forms of public expression against our activities, and may have a negative impact on our local or global reputation and operations.
Erosion of social license or activities of third parties seeking to call into question social license may have the effect of slowing down the development of new projects and may increase the cost of constructing and operating these projects. Opposition by community and activist groups to our operations may require modification of, or preclude the operation or development of, our projects and mines or may require us to enter into agreements with such groups or local governments with respect to our projects and mines or exploration activities, in some cases, causing increased costs and significant delays to the advancement of our projects. Productivity may also be reduced due to restriction of access, requirements to respond to security threats or proceedings initiated or delays in permitting and there may also be extra costs associated with improving the relationship between Eldorado and the surrounding communities. We seek to mitigate these risks through our commitment to operating in a socially responsible manner; however, there is no guarantee that our efforts in this respect will mitigate these risks.
In addition, governments in many jurisdictions where we operate, including Quebec, must consult with local affected parties, including Indigenous peoples, with respect to grants of mineral rights and the issuance or amendment of project authorizations. These requirements are subject to change from time to time. Eldorado supports consultation and engagement with local communities, and consultation and other rights of indigenous peoples which may require accommodations, including undertakings regarding financial compensation, employment, and other matters. This may affect our ability to acquire within a reasonable time frame effective mineral titles or environmental permits in these jurisdictions, including in some parts of Canada in which Indigenous title is claimed, and may affect the timetable and costs of development of mineral properties in these jurisdictions. The risk of unforeseen claims or grievances by Indigenous peoples also could affect existing operations as well as development projects and future acquisitions. These legal requirements and the risk of opposition by Indigenous peoples may increase our operating costs and affect our ability to expand or transfer existing operations or to develop new projects.
Environmental
Although we monitor our sites for potential environmental hazards, there is no assurance that we have detected, or can detect all possible risks to the environment arising from our business and operations. We expend significant resources to comply with environmental laws, regulations and permitting requirements, and we expect to continue to do so in the future. The failure to comply with applicable environmental laws, regulations and permitting requirements may result in injunctions, damages, suspension or revocation of permits and imposition of penalties, as well as a loss event in excess of insurance coverage and reputational damage. There is no assurance that:
•we have been or will be at all times in complete compliance with such laws, regulations and permitting requirements, or with any new or amended laws, regulations and permitting requirements that may be imposed from time to time;
•our compliance will not be challenged;
•the failure to comply with applicable environmental laws, regulations and permitting requirements will not require us to suspend, substantially alter or terminate our development activities or operations; or
•the costs of compliance will be economic and will not materially or adversely affect our future cash flow, results of operations and financial condition.
We may be subject to proceedings (and our employees subject to criminal charges in certain jurisdictions) in respect of alleged failures to comply with increasingly strict environmental laws, regulations or permitting requirements or of posing a threat to or of having caused hazards or damage to the environment or to persons or property. While any such proceedings are in process, we could suffer delays or impediments to or suspension of development and construction of our projects and operations and, even if we are ultimately successful, we may not be compensated for the losses resulting from any such proceedings or delays.
There may be existing environmental hazards, contamination or damage at our mines or projects that we are unaware of. We may also be held responsible for addressing environmental hazards, contamination or damage caused by current or former activities at our mines or projects or exposure to hazardous substances, regardless of whether or not hazard, damage, contamination or exposure was caused by our activities or by previous owners or

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2024 operators of the property, past or present owners of adjacent properties or by natural conditions and whether or not such hazard, damage, contamination or exposure was unknown or undetectable.
Any finding of liability in such proceedings could result in additional substantial costs, delays in the exploration, development and operation of our properties and other penalties and liabilities related to associated losses, including, but not limited to:
•monetary penalties (including fines);
•restrictions on or suspension of our activities;
•loss of our rights, permits and property, including loss of our ability to operate in that country or generally;
•completion of extensive remedial cleanup or paying for government or third-party remedial cleanup;
•premature reclamation of our operating sites; and
•seizure of funds or forfeiture of bonds.
The costs of complying with any orders made or any cleanup required and related liabilities from such proceedings or events may be significant and could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price. See also "Current and Future Operating Restrictions".
We are not able to determine the specific impact that future changes in environmental, health and safety laws, regulations and industry standards may have on our operations and activities, and our resulting financial position; however, we anticipate that capital expenditures and operating expenses will increase in the future as a result of the implementation of new and increasingly stringent environmental, health and safety laws, regulations and industry standards. For example, emissions standards for carbon dioxide and sulphur dioxide are becoming increasingly stringent, as are laws relating to the use and production of regulated chemical substances and the consumption of water by industrial activities. Further changes in environmental, health and safety laws, regulations and industry standards, new information on existing environmental, health and safety conditions or other events, including legal proceedings based upon such conditions, or an inability to obtain necessary permits, could require increased financial reserves or compliance expenditures, or otherwise have a material adverse effect on Eldorado. Changes in environmental, health and safety laws, regulations and industry standards could also have a material adverse effect on product demand, product quality and methods of production, processing and distribution. In the event that any of our products were demonstrated to have negative health effects, we could be exposed to workers' compensation and product liability claims, which could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price. See also “Waste Disposal”.
On May 27, 2021, the Ministry of Industry and Information Technology of the People's Republic of China issued YS/T 3004-2021 – Gold Industry Standard of People's Republic of China (the "Industry Standard") which was implemented on October 1, 2021. When imported into China, gold concentrates that comply with the Industry Standard are cleared under tariff number HS 2616 9000.01 and are exempt from import charges, whereas all other gold concentrates are declared under tariff number HS 2616 9000.09 and a VAT charge of 13% is imposed. Olympias gold concentrates do not fall within the scope of the Industry Standard due to the level of arsenic contained therein and therefore have been declared under tariff number HS 2616 9000.09 since October 1, 2021. Upon importation into China, they are subject to a 13% VAT import charge. Although we are exploring other markets and addressing this change in our commercial agreements on a bilateral basis to minimize the effect, approximately 33% of Olympias sales are expected to be subject to the 13% VAT charge in 2025 and there can be no assurance that the effects of the Industry Standard will not have a material adverse effect on Eldorado’s business, results of operations and financial condition.
Geotechnical Considerations
Throughout the mining industry, operational conditions continue to get more challenging, with the need to mine increasingly variable and deep deposits increasing exposure to seismic activity, geotechnical complexity and hydrogeological uncertainty. Although we take precautions to mitigate such risks, unanticipated adverse conditions may occur and may be difficult to predict.
Geotechnical challenges can also be observed in surface facilities such as:
•heap leach pads;
•water management structures and ponds;

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2024
•waste rock or ore storage areas;
•tailings storage areas (both slurried and filtered); and
•open pit operations.
Adverse and variable conditions may occur and may be affected by risks and hazards outside of our control, and may result in sudden or unpredicted movement of material, including slips or other failures in heap leach pads, tailings storage areas, waste rock or ore storage areas, water management areas, open pits or around other surface infrastructure such as roads and other accessways. These material movement events may result in containment discharges, leakage of leaching solutions or other hazardous substances, disruption of operational activities or significant risk to personnel and equipment safety. Such events may not be detected in advance and all of which could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price. See also “Environmental”, “Waste Disposal”, and “Production and Processing”.
Waste Disposal
The water collection, treatment and disposal operations at the Company's mines are subject to substantial regulation and involve significant environmental risks. The extraction process for gold and other metals can produce tailings. Tailings are the process waste generated once grinding and extraction of gold or other metals from the ore is completed in the milling process, which are stored in engineered facilities designed, constructed, operated and closed in conformance with applicable regulations and industry standards. Tailings may be filtered for placement in a surface facility, stored in slurry form in a surface facility, or mixed with cement (and potentially other waste material) and used underground as structural fill. A number of factors can affect our ability to successfully dispose of waste material in the form that is optimal for our operations, including, but not limited to:
•access to suitable locations due to permitting, operational or other restrictions;
•requirements to encapsulate acid-generating or other hazardous material;
•milled material being ground too fine and requiring further treatment; and
•sufficient infrastructure required to place material underground in the right locations.
If issues with any of the above items occur, the normal discharge or placement process may be affected, requiring us to alter existing plans. While minor issues of this nature are part of normal operations, more issues may arise than anticipated, which could have an adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
The Company operates its tailings facilities to conform with TSM guidelines and aligns with the Canadian Dam Association standards. The Company currently operates active filtered tailings facilities at the Efemcukuru operation in Turkiye (designated as the Efemçukuru TMF) and at the Olympias operation in Greece (designated as the Kokkinolakkas TMF).
Lamaque contains three slurried tailings facilities. Tailings are currently being deposited at the tailings facility located adjacent to the Sigma mill, designated as the Sigma Tailings Management Facility. A second TMF is located at the Aurbel site, designated as the Aurbel TMF. The third tailings facility is located within the operational area of Lamaque, designated as the Lamaque TMF. No tailings are currently being deposited to the Aurbel TMF or Lamaque TMF.
In 2021, Eldorado established an Independent Technical Review Board (ITRB) to provide technical guidance on design and operational practices at its tailings facilities.
Although the Company has established the ITRB and conducts extensive maintenance and monitoring, engages external consultants and incurs significant costs to maintain the Company's operations, equipment and infrastructure, including tailings management facilities (including, without limitation, those tailings facilities, both active and inactive, associated with Eldorado's operations in Turkiye, Greece and Quebec), unanticipated failures or damage, insufficient equipment or infrastructure, as well as changes to laws and regulations may occur that could cause injuries, production loss, environmental pollution, a loss event in excess of insurance coverage, reputational damage or other materially adverse effects on the Company's operations and financial condition resulting in significant monetary losses, restrictions on operations and/or legal liability, and which could have an adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2024
A major spill, failure or material flow from the tailings facilities (including through occurrences beyond the Company's control such as extreme weather, seismic event, or other incident) may cause damage to the environment and the surrounding communities. Poor design or poor maintenance of the tailings impoundment structures or improper management of site water may contribute to structural failure or tailings release and could also result in damage or injury. Failure to comply with existing or new environmental, health and safety laws and regulations may result in injunctions, fines, suspension or revocation of permits and other penalties. The costs and delays associated with compliance with these laws, regulations and permits could prevent the Company from proceeding with the development of a project or the operation or further development of a mine or increase the costs of development or production and may materially adversely affect the Company's business, results of operations, financial condition and the Eldorado Gold share price. The Company may also be held responsible for the costs of investigating and addressing contamination (including claims for natural resource damages) or for fines or penalties from governmental authorities relating to contamination issues at current or former sites, either owned directly or by third parties. The Company could also be held liable for claims relating to exposure to hazardous and toxic substances and major spills or failure of the tailing facilities, which could include a breach of a tailings impoundment. The costs associated with such responsibilities and liabilities may be significant, be higher than estimated and involve a lengthy clean-up. Moreover, in the event that the Company is deemed liable for any damage caused by a major spill, failure or material flow from the tailings facilities (including through occurrences beyond the Company's control such as extreme weather, a seismic event, or other incident), the Company's losses or the consequences of regulatory action might exceed insurance coverage. Should the Company be unable to fully fund the cost of remedying such environmental concerns, the Company may be required to suspend operations temporarily or permanently. Such incidents could also have a negative impact on the reputation of the Company and have an adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Mineral Tenure
In the countries in which we operate, the mineral rights, or certain portions of them, are state-owned. In such countries, we must enter into contracts with the applicable governments, or obtain permits or concessions from them, that allow us to hold rights over mineral rights and rights (including ownership) over parcels of land and conduct our operations thereon. The availability of such rights and the scope of operations we may undertake are subject to the discretion of the applicable governments and may be subject to conditions. New laws and regulations, or amendments to laws and regulations relating to mineral tenure and land title and usage thereof, including expropriations and deprivations of contractual rights, if proposed and enacted, may affect our rights to our mineral properties.
In many instances, we can initially only obtain rights to conduct exploration activities on certain prescribed areas, but obtaining the rights to proceed with development, mining and production on such areas or to use them for other related purposes, such as waste storage or water management, is subject to further application, conditions or licenses, the granting of which are often at the discretion of the governments. In many instances, our rights are restricted to fixed periods of time with limited, and often discretionary, renewal rights. Delays in the process for applying for such rights or renewals or expansions, or the nature of conditions imposed by government, could have a material adverse effect on our business, including our existing developments and mines, and our results of operations, financial condition and the Eldorado Gold share price.
The cost of holding these rights often escalates over time or as the scope of our operating rights expands. There is no assurance that the mineral rights regimes under which we hold properties or which govern our operations thereon will not be changed, amended, or applied in a manner which could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price, that the ongoing costs of obtaining or maintaining our rights will remain economic and not result in uncompensated delays or that compliance with conditions imposed from time to time will be practicable. Any inability to obtain and retain rights to use lands for our ongoing operations at all or on a timely basis could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
It is possible that our present or future tenure may be subject to challenges, prior unregistered agreements or transfers, and competing uses. In addition, certain lands in Canada are subject to Indigenous rights, treaty rights and/or asserted rights in and to traditional territories. Our rights may also be affected by undetected defects in title.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2024
There is no assurance that any of our holdings will not be challenged. We may also be subject to expropriation proceedings for a variety of reasons. When any such challenge or proceeding is in process, we may suffer material delays in our business and operations or suspensions of our operations, and we may not be compensated for resulting losses. Any defects, challenges, agreements, transfers or competing uses which prevail over our rights, and any expropriation of our holdings, could have a material adverse effect on our business, including our total loss of such rights, and our results of operations, financial condition and share price.
Certain of our mining properties are subject to royalty and other payment obligations. If we fail to meet any such obligations, we may lose our rights.
There is no assurance that we will be able to hold or operate on our properties as currently held or operated or at all, or that we will be able to enforce our rights with respect to our holdings, which could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Permits
Activities in the nature of our business and operations can only be conducted pursuant to a wide range of permits and licenses obtained or renewed in accordance with the relevant laws and regulations in the countries in which we operate. These include, without limitation, permits and licenses, which authorize us to conduct business in such countries; import or export goods and materials; employ foreign personnel in-country; and operate equipment, among other things.
In connection with the development of projects, we may be actively discussing permits with various government authorities. The duration and success of each permitting process are contingent upon many factors that we do not control. In the case of foreign operations, granting of government approvals, permits and licenses is, as a practical matter, subject to the discretion of the applicable governments or government officials. There may be delays in the review process. If the Company experiences such delays, the Company may be required to pay standby costs for the period during which activities are suspended, including payment of a portion of the salaries to those employees who have been suspended pending resolution of the permitting process. In addition, certain of Eldorado's mining properties are subject to royalty and other payment obligations. Failure to meet Eldorado's payment obligations under these agreements could result in the loss of its rights.
In the context of environmental protection permitting, including the approval of reclamation plans, we are required to comply with existing laws and regulations and other standards that may entail greater or lower costs and delays depending on the nature of the activity to be permitted and the interpretation of the laws and regulations implemented by the permitting authority.
We have in the past experienced significant delays in the timely receipt of necessary permits and authorizations from the Hellenic Republic in order to advance operations in Greece, including in respect of Skouries. As a result, Skouries was placed on care and maintenance and these delays had impacted the Company's business and financial condition. We currently hold all necessary permits for the development of Skouries mine, but it must be noted that it is possible that in the future other delays in the timely receipt of necessary permits may delay or otherwise impact our operations. Delays and other impacts may be further exacerbated by legal challenges, reviews, or appeals by various government and non-government organizations.
In Q2 2023, we obtained a modification and time extension (up to 2038) of the Kassandra Mines Environmental Terms approval (the “2023 Environmental Terms Approval”) which covers the expansion of the Olympias processing facility and the Stratoni port modernization. Our current Environmental Terms are valid through April 2038 and cover all of our operations. In June 2023, local associations and residents around the Kassandra Mines filed an appeal for the annulment of the 2023 Environmental Terms Approval. The appeal claims legal grounds relating to the Investment Agreement, and requests that the provisions concerning the independent environmental auditor and certain environmental provisions should be annulled. The Company has filed an intervention, and the hearing is expected to occur within 2025. In the case of a partial or full annulment of the 2023 Environmental Terms Approval, the 2011 Environmental Terms (as applicable in 2023) would still be valid on the relevant chapters. However, any provisions in the 2023 Environmental Terms not covered by the 2011 Environmental Terms would be subject to a new approval process and, depending on the extent of the relevant provisions and process duration, could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2024
In addition, some of our current mineral tenures, licenses and permits, including environmental and operating permits for Olympias, are due to expire prior to our planned life of mines, and will require renewals on terms acceptable to Eldorado. There are relevant provisions for their renewal in the Investment Agreement, however there is no assurance that we will be able to obtain or renew these tenures and permits in order to conduct our business and operations, in a timely manner or at all, or that we will be in a position to comply with all conditions that are imposed. The failure to obtain or renew such tenure and permits, or the imposition of extensive conditions, could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Non-Governmental Organizations
Certain non-governmental organizations ("NGOs") that oppose globalization and resource development are often vocal critics of the mining industry and its practices, including the use of hazardous substances in processing activities and the related environmental impact, and such NGOs may oppose our current and future operations or further development or new development of projects or operations on such grounds. Adverse publicity generated by such NGOs or other parties generally related to extractive industries or specifically to our operations, could have an adverse effect on our reputation, impact our relationships with the communities in which we operate and ultimately have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
NGOs may lobby governments for changes to laws, regulations and policies pertaining to mining and relevant to our business activities which, if made, could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
NGOs may organize protests, install road blockades, apply for injunctions for work stoppage, file lawsuits for damages and intervene and participate in lawsuits seeking to cancel our rights, permits and licenses. These actions can relate not only to current activities but also historic mining activities by prior owners and could have a material adverse effect on our business and operations. NGOs may also file complaints with regulators in respect of our directors and officers. Such complaints, regardless of whether they have any substance or basis in fact or law, may have the effect of undermining the confidence of the public or a regulator in Eldorado Gold or such directors or officers. This may adversely affect our prospects of obtaining the regulatory approvals necessary for the advancement of some or all of our exploration and development plans or operations and our business, results of operations, financial condition and the Eldorado Gold share price.
Reputational
Damage to Eldorado's reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. Although we believe that we operate in a manner that is respectful to all affected parties and take care in protecting our image and reputation, we do not have control over how we are perceived by others. Any reputation loss could result in decreased investor confidence and increased challenges in developing and maintaining community relations, which may have adverse effects on our business, results of operations, financial condition and the Eldorado Gold share price.
The usage of social media and other web-based applications (collectively, “social media”) to connect the global community continues to increase. As a result, social media has increasing power to influence public perceptions (and impact corporate reputations). We do not have control over third-party content about Eldorado that is generated and shared by users of social media platforms, nor can we control user discussions and commentary about the Company, which in turn increases the risk of losing control over public perception of the Company and its reputation. Reputation loss, including specifically as a result of social media misinformation campaigns targeting the Company’s development projects in Greece, may lead to increased and continued challenges in developing and maintaining community relations, decreased investor confidence, and may act as an impediment to the Company’s overall ability to advance its projects and procure capital from investors, thereby having a material adverse impact on our business, results of operations, financial condition and the Eldorado Gold share price.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2024
Climate Change
We recognize that climate change is a global issue that has the potential to impact our operations, affected or interested parties and the communities in which we operate. This may result in physical risks and transition-related risk (including without limitation, regulatory, market, technology, and reputational risk). The continuing rise in global average temperatures has created varying changes to regional climates across the globe, resulting in risks to infrastructure, equipment and personnel. We face the possibility of increased costs to try to mitigate the negative effects of climate change. Governments at all levels are moving towards enacting legislation to address climate change by regulating, among other things, carbon emissions and energy efficiency. Where legislation has already been enacted, regulations regarding emission levels and energy efficiency are becoming more stringent. The mining industry, as a significant emitter of greenhouse gas emissions, is particularly exposed to these regulations. We have set a target to mitigate Scope 1 and Scope 2 GHG emissions by an amount equal to 30% of our 2020 baseline from operating mines (Lamaque Complex, Kisladag, Efemcukuru, Olympias and Stratoni) by 2030, on a “business-as-usual” basis.
Our ability to effectively meet our target is subject to matters outside of our control, including the fact that we are partially reliant on the decarbonization of the electrical grid in Greece. Generally, the timeline and ability to obtain permitting approvals (inclusive of grid interconnections) are not within our control. With respect to grid decarbonization in Greece, grid congestion is resulting in limited in availability of renewable power and project delays. In addition, our Scope 1 and 2 targets currently do not include our Skouries Project as it is still in development. Changes in our targets, either in connection with new projects commencing production, or to align our existing projects with international commitments, standards, and requirements, may impact timelines and capital requirements. Accordingly, these factors may result in us choosing different projects to meet targets, while also subjecting us to the possibility of new factors beyond our control. Furthermore, affected or interested parties, including shareholders, may increase demands for emissions reductions and call upon us or mining companies in general to better manage the consumption of climate-relevant resources (hydrocarbons, water, etc.). Costs associated with meeting these requirements may be offset somewhat by increased energy efficiency and technological innovation. However, there is no assurance that compliance with such commitments, standards, and/or requirements will not have an adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
With respect to physical risks of climate change, relevant hazards to our operations may include extreme heat and heat waves (particularly at the Lamaque Complex, Kisladag, Olympias, Skouries), extreme cold and freeze-thaw cycles, heavy snow, freezing rain (particularly at the Lamaque Complex), wind gusts (particularly at the Lamaque Complex, Kisladag, Efemcukuru, Skouries), drought in local communities (particularly at Kisladag, Efemcukuru), short- and long-duration rainfall, lightning, wildfires, and tornadoes, which have the potential to disrupt our development projects and operations and the transport routes we use. While all of our operations are exposed to physical risks from climate change, the anticipated impacts are location specific. Our physical climate risk assessments at the Lamaque Complex, Kisladag, Efemcukuru, Olympias operating mines and the Skouries development project were updated in 2024. Our highest physical climate risks relate to short- and long-duration rainfall at Skouries, in large part because it is under construction, and therefore final design criteria and physical infrastructure such as embankments, dams, and water diversion and management structures, and planned controls are not yet fully implemented. Potential impacts include loss of containment and/or separation of contact, non-contact and process waters, with potential consequences to the environment and corresponding regulatory penalties that could follow, as well as road washouts, landslides, equipment loss and inaccessibility to flooded areas. See also “Foreign Operations”.
Impacts from such physical risks can temporarily slow or halt operations due to physical damage to assets, reduced productivity to appropriately plan and implement safety protocols on site related to extreme temperatures, winds, freezing rain, wildfires and lightning events, and local or global supply route disruptions that may limit transport of essential materials, chemicals and supplies. Where appropriate, our facilities have developed emergency plans for managing extreme weather conditions; however, these plans may not be effective in mitigating such conditions, and extended disruptions could result in interruption to construction or production and deliveries to buyers which may adversely affect our business, results of operations, financial condition and the Eldorado Gold share price. Our facilities depend on regular and steady supplies of consumables (water, diesel fuel, chemical reagents, etc.) to

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2024 operate efficiently. Our operations also rely on the availability of energy from public power grids, which may be put under stress due to extremes in temperatures, or face service interruptions due to more extreme weather and climate events, including wildfires. Changing climate patterns may also affect the availability of water. If the effects of climate change cause prolonged disruption to the delivery of essential commodities or our product, or otherwise effect the availability of essential commodities, or affect the prices of these commodities, then our production efficiency may be reduced which may have adverse effects on our business, results of operations, financial condition and the Eldorado Gold share price.
With respect to transition-related regulatory risks, the effects of changes may include the financial impact of carbon pricing regulations if and when Eldorado's operating sites are affected by such regulations, managing fuel and electricity costs and incentives for adopting low-carbon technologies, insurance premiums associated with weather events and emissions intensities, access to capital for advancing and funding low carbon mining operations and projects, accessing sustainability-linked capital and managing regulatory compliance and corporate reputation related to evolving governmental and societal expectations. As international agreements and expectations regarding climate targets, standards, and requirements evolve, we may experience a lag between such developments and our ability to address them at an operational level (whether in connection with their application to newly acquired assets or existing projects). Such effects may have an adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Change of Control
Upon the occurrence of specific kinds of change of control events, we will be required to offer to repurchase all outstanding Senior Notes at 101% of their principal amount, plus accrued and unpaid interest, if any, to the repurchase date. Additionally, under the Credit Facility, a change of control (as defined therein) will constitute an event of default that permits the lenders to accelerate the maturity of borrowings under the credit agreement and terminate their commitments to lend.
The source of funds for any purchase of the Senior Notes and repayment of borrowings under the Credit Facility would be our available cash or cash generated from our subsidiaries' operations or other sources, including borrowings, sales of assets or sales of equity, as applicable. We may not be able to repurchase the Notes or repay the Credit Facility upon a change of control because we may not have sufficient financial resources to purchase all of the debt securities that are tendered upon a change of control and repay any of our other indebtedness that may become due. We may require additional financing from third parties to fund any such purchases, and we may be unable to obtain financing on satisfactory terms or at all. Further, our ability to repurchase the Notes may be limited by law. In order to avoid the obligations to repurchase the Notes and events of default and potential breaches of the Credit Facility, we may have to avoid certain change of control transactions that would otherwise be beneficial to us.
Actions of Activist Shareholders
In the past, shareholders have instituted class action lawsuits against companies that have experienced volatility in their share price. Class action lawsuits can result in substantial costs and divert management's attention and resources, which could significantly harm our profitability and reputation. There is no assurance that Eldorado Gold will not be subject to class action lawsuits.
Publicly-traded companies have also increasingly become subject to campaigns by investors seeking to advocate certain governance changes or corporate actions such as financial restructuring, special dividends, share repurchases or even sales of assets or the entire company. We could be subject to such shareholder activity or demands. Given the challenges we have encountered in our businesses in past years, our governance and strategic focus may not satisfy such shareholders who may attempt to promote or effect further changes or acquire control over us. Responding to proxy contests, media campaigns and other actions by activist shareholders, if required, will be costly and time-consuming, will disrupt our operations and would divert the attention of the Board and senior management from the pursuit of our business strategies, which could adversely affect our results of operations, financial condition and/or prospects. If individuals are elected to the Board with a specific agenda to increase short-term shareholder value, it may adversely affect or undermine our ability to effectively implement our plans. Perceived uncertainties as to our future direction resulting from shareholder activism could also result in the

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2024 loss of potential business opportunities and may make it more difficult to attract and retain qualified personnel and business partners, to our detriment.
Estimation of Mineral Reserves and Mineral Resources Estimates Only
Mineral Reserve and Mineral Resource estimates are only estimates and we may not produce gold or other metals in the quantities estimated.
Proven and Probable Mineral Reserve estimates may need to be revised based on various factors including:
•actual production experience;
•our ability to continue to own and operate our mines and property;
•fluctuations in the market price of gold, copper, and other metals;
•results of drilling or metallurgical testing;
•production costs; and
•recovery rates.
The cut-off values and cut-off grades for the Mineral Reserves and Mineral Resources are based on our assumptions about plant recovery, metal prices, mining dilution and recovery, and our estimates for operating and capital costs, which are based on historical production figures. We may have to recalculate our estimated Mineral Reserve and Resources based on actual production or the results of exploration. Fluctuations in the market price of gold, unanticipated increases in production costs (such as labour, energy, or other key inputs) or recovery rates can make it unprofitable for us to develop or operate a particular property for a period of time. As part of the annual Mineral Reserves and Mineral Resources review process, a summary of which was published on December 11, 2024 with an effective date of September 30, 2024, cut-off values or cut-off grades were updated to reflect current operating and market conditions. If there is a material decrease in our Mineral Reserve estimates, or our ability to extract the Mineral Reserves, it could have a material adverse effect on our future cash flow, business, results of operations, financial condition and the Eldorado Gold share price.
There are uncertainties inherent in estimating Proven and Probable Mineral Reserves and Measured, Indicated and Inferred Mineral Resources, including many factors beyond our control. Estimating Mineral Reserves and Resources is a subjective process. Accuracy depends on the quantity and quality of available data and assumptions and judgments used in engineering and geological interpretation, which may be unreliable or subject to change. It is inherently impossible to have full knowledge of particular geological structures, faults, voids, intrusions, natural variations in and within rock types and other occurrences. Additional knowledge gained or failure to identify and account for such occurrences in our assessment of Mineral Reserves and Mineral Resources may make mining more expensive and cost prohibitive, which will have a material adverse effect on our future cash flow, business, results of operations, financial condition and the Eldorado Gold share price.
There is no assurance that the estimates are accurate, that Mineral Reserve and Resource figures are accurate, or that the Mineral Reserves or Resources can be mined or processed profitably. Mineral Resources that are not classified as Mineral Reserves do not have demonstrated economic viability. Measured Mineral Resources, Indicated Mineral Resources, or an Inferred Mineral Resource may not ever be upgraded to a higher category and an Inferred Mineral Resource may not exists or be economically or legally feasible to mine.
Because mines have limited lives based on Proven and Probable Mineral Reserves, we must continually replace and expand our Mineral Reserves and any necessary associated surface rights as our mines produce gold and their life of mine is reduced.
Our ability to maintain or increase annual production of gold and other metals will depend significantly on:
•the geological and technical expertise of our management and exploration teams;
•the quality of land available for exploration;
•our mining and processing operations;
•our ability to conduct successful exploration efforts; and
•our ability to develop new projects and make acquisitions.
As we explore and develop a property, we are constantly determining the level of drilling and analytical work required to maintain or upgrade our confidence in the geological model. Depending on continuity, the amount of

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2024 drilling will vary from deposit to deposit. The degree of analytical work is determined by the variability in the ore, the type of metallurgical process used and the potential for deleterious elements in the ore. We do not drill exhaustively at all deposits or analyze every sample for every known element as the cost would be prohibitive. Therefore, unknown geological formations are possible, which could limit our ability to access the ore or cut off the ore where we are expecting continuity. It is also possible that we have not correctly identified all metals and deleterious elements in the ore in order to design metallurgical processes correctly.
There may be associated metals or minerals that are deleterious to the extraction process or that may make downstream metallurgical processes more difficult. The presence of these metals or minerals may result in us having problems in developing a process that will allow us to extract the ore economically. Alternatively, the ore may not be as valuable as we anticipate due to the lower recoveries received or the penalties associated with the extraction of deleterious materials that are sold as part of the saleable product. There is no assurance that our exploration programs will expand our current Mineral Reserves or replace them with new Mineral Reserves. Failure to replace or expand our Mineral Reserves, as well as maintain or increase our annual production of gold and other metals, could have an adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Different Standards and Regulatory Reviews
The standards used to prepare and report Mineral Reserves and Mineral Resources in this MD&A differ from the requirements of the SEC that are applicable to domestic United States reporting companies. Any Mineral Reserves and mineral resources reported by Eldorado in accordance with NI 43-101 may not qualify as such under SEC standards, including Subpart 1300 of Regulation S-K. Accordingly, information contained in this MD&A containing descriptions of the Eldorado mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the SEC thereunder. See also “Reporting Mineral Reserves and Mineral Resources”.
Eldorado's public disclosure documents, including this MD&A, are subject to review by applicable securities regulatory authorities and stock exchanges upon which our securities are listed. While we employ internal personnel and engage external counsel and other experts to review our disclosure documents for compliance with applicable regulatory requirements, the applicable securities regulatory authorities may take a different view or interpretation of applicable legislative provisions, instruments, policies and notices than the Company, or exercise discretion in a manner that is contrary to our expectations. In such instances, the Company may be required to issue supplemental or amended disclosure documents or clarifying news releases, which may be inconsistent with peer disclosures, cause investor uncertainty and negatively impact our ability to compete with comparable mining companies. Such outcomes could have an adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Pandemics, Epidemics and Public Health Crises
The occurrence or reoccurrence of any pandemic, epidemic, endemic or similar public health threats (such as COVID-19) and the resulting negative impact on the global economy and financial markets, the duration and extent of which is highly uncertain and could be material, may have an adverse impact on our business, results of operations, financial condition and the Eldorado Gold share price.
The extent to which global pandemics impact our business going forward will depend on a variety of factors including directives of government and public health authorities; disruptions and volatility in the global capital markets, which may increase cost of capital and adversely impact access to capital; impacts on workforces throughout the regions in which we operate, which may result in our workforce being unable to work effectively, including because of illness, quarantines, government actions, facility closures or other restrictions in connection with such pandemics; the roll out and effectiveness of vaccines or other treatments; delays in product refining and smelting due to restrictions or temporary closures; sustained disruptions in global supply chains; and other unpredictable impacts that are not foreseeable at this time. These and other impacts of a pandemic, epidemic, endemic or similar public health threats could also have the effect of heightening many of the other risks described in this "Managing Risk" section.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2024
Regulated Substances
The transportation and use of certain substances that we use in our operations are regulated by the governments in the jurisdictions in which we operate. Two obvious examples are explosives and cyanide. Regulations may include restricting where the substance can be purchased; requiring a certain government department to approve or handle the purchase and transport of the substances; and restricting the amount of these substances that can be kept on-site at any time, among others.
Eldorado Gold is a signatory to the Cyanide Code, which commits us to mandating that our sites adhere to the standards imposed under the cyanide Code for the purchase, transportation, use and disposal of cyanide. Applicable laws and administrative practices governing such activities may change. This may result in delays or suspension of operations.
Acquisitions
Although we actively seek acquisition opportunities that are consistent with our growth strategy, we are not certain that we will be able to identify suitable candidates that are available at a reasonable price, complete any acquisition, or integrate any acquired business into our operations successfully. Acquisitions can involve a number of special risks, circumstances or legal liabilities, which could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Acquisitions may be made by using available cash, incurring debt, issuing common shares or other securities, or any combination of the foregoing. This could limit our flexibility to raise capital, to operate, explore and develop our properties and make other acquisitions, and it could further dilute and decrease the trading price of our common shares. When we evaluate a potential acquisition, we cannot be certain that we will have correctly identified and managed the risks and costs inherent in that business.
We have discussions and engage in other activities with possible acquisition targets from time to time, and each of these activities could be in a different stage of development. There is no assurance that any potential transaction will be completed and the target integrated with our operations, systems, management and culture successfully in an efficient, effective and timely manner or that the expected bases or sources of synergies will in fact produce the benefits anticipated. In addition, synergies assume certain long-term realized gold and other metals prices. If actual prices are below such assumed prices, this could adversely affect the synergies to be realized. If we do not successfully manage our acquisition and growth strategy, it could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
We continue to pursue opportunities to acquire advanced exploration assets that are consistent with our strategy. At any given time, discussions and activities with respect to such possible opportunities may be in process on such initiatives, each at different stages of due diligence. From time to time, we may acquire securities of, or an interest in, companies; and we may enter into acquisitions or other transactions with other companies.
Transactions involving acquisitions have inherent risks, including, accurately assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of potential acquisitions; limited opportunity for and effectiveness of due diligence; ability to achieve identified and anticipated operating and financial synergies; unanticipated costs, liabilities and write-offs including higher capital and operating costs than had been assumed at the time of acquisition, and diversion of management attention from existing business, among others.
Any of these factors or other risks could result in us not realizing the benefits anticipated from acquiring other properties or companies, and could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Acquisitions can pose challenges in implementing the required processes, procedures and controls in the new operations. Companies that we acquire may not have disclosure controls and procedures or internal controls over financial reporting that are as thorough or effective as those required by the securities laws that currently apply to us.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2024
Due to the nature of certain proposed transactions, it is possible that shareholders may not have the right to evaluate the merits or risks of any future acquisition, except as required by applicable laws and stock exchange rules.
Dispositions
When we decide to sell certain assets or projects, we may encounter difficulty in finding buyers or executing alternative exit strategies on acceptable terms in a timely manner, which could delay the accomplishment of our strategic objectives. For example, delays in obtaining tax rulings and regulatory approvals or clearances, and disruptions or volatility in the capital markets may impact our ability to complete proposed dispositions. Alternatively, we may dispose of a business at a price or on terms that are less than we had anticipated. After reaching an agreement with a buyer or seller for the disposition of a business, we may be required to obtain necessary regulatory and governmental approvals on acceptable terms and pre-closing conditions may need to be satisfied, all of which may prevent us from completing the transaction. Dispositions may impact our production, Mineral Reserves and Mineral Resources and our future growth and financial conditions. Despite the disposition of businesses or assets, we may continue to be held responsible for actions taken while we controlled and operated such businesses or assets. Dispositions may also involve continued financial involvement in the divested business, such as through continuing equity ownership, guarantees, indemnities or other financial obligations. Under these arrangements, performance by the divested businesses or assets or other conditions outside our control could affect our future financial results.
Co-ownership of Our Properties
Mining projects are often conducted through an unincorporated joint venture or a co-owned incorporated joint venture company. Co-ownership often requires unanimous approval of the parties or their representatives for certain fundamental decisions like an increase (or decrease) in registered capital, a merger, division, dissolution, amendment of the constitutional documents, and pledge of the assets, which means that each co-owner has a right to veto any of these decisions, which could lead to a deadlock. We are subject to a number of additional risks associated with co-ownership, including disagreement with a co-owner about how to develop, operate or finance the project; that a co-owner may at any time have economic or business interests or goals that are, or become, inconsistent with our business interests or goals; and that a co-owner may not comply with the agreements governing our relationship with them, among others.
Some of our interests are, and future interests may be, through co-owned companies established under and governed by the laws of their respective jurisdictions.
If a co-owner is a state-sector entity, then its actions and priorities may be dictated by government or other policies instead of purely commercial considerations. Decisions of a co-owner may have an adverse effect on the results of our operations in respect of the projects to which the applicable co-ownership relates.
Investment Portfolio
The Company has invested, and anticipates continuing to invest by purchasing non-majority stakes of the securities of other companies, primarily junior mining companies that hold early-stage exploration or development properties, each of which carries its own inherent risks. The Company does not control any of these investee companies and has limited or no ability to influence the investee companies’ management, operational decisions and policies. Investing in junior mining and other companies involves a high degree of risk, including the potential loss of some or all of the amount invested, as the value of each investment will fluctuate with changes in market conditions and the nature of the Company’s investment. Market prices of each investee company’s securities will also change with, among other things, the market’s assessment of that investee company’s prospects, operational risk, political risk, credit risk and other risks. In addition, unanticipated risks in respect of the investee companies may arise given the limited nature of the due diligence investigations performed by the Company in respect of these investments. In some instances, the investee companies are, or will be, non-public or do not and will not have an active market for their securities, which means the Company may not be able to sell such investments at a reasonable price, in a timely manner, or at all. Any adverse developments, whether temporary or permanent, with respect to any of these investee companies may adversely affect the value of the Company’s interest in the investments and may require the Company to record a loss on the investment. Further, although the Company expects that its investee

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2024 companies will operate in accordance with industry standards and applicable laws, there can be no assurances that all activities of the investee companies will align with the Company's principles and standards, and may expose the Company to reputational risks. The realization of any of the foregoing risks could have an adverse effect on the Company’s results of operations and financial condition.
Share Price Volatility, Volume Fluctuations and Dilution
The capital markets have experienced a high degree of volatility in the trading price and volume of shares sold over the past few years. Many companies have experienced wide fluctuations in the market price of their securities that have not necessarily been related to their operating performance, underlying asset values or prospects. There is no assurance that the price of our securities will not be affected.
Future acquisitions could be made through the issuance of equity securities of Eldorado Gold. Additional funds may be needed for our exploration and development programs and potential acquisitions, which could be raised through equity issues. Issuing more equity securities can substantially dilute the interests of Eldorado Gold shareholders. Issuing substantial amounts of Eldorado Gold securities, or making them available for sale, could have an adverse effect on the prevailing market prices for Eldorado Gold's securities. A decline in the Eldorado Gold share price could hamper the ability of Eldorado Gold to raise additional capital through the sale of its securities.
Competition
We compete for attractive mineral properties and projects with other entities that have substantial financial resources, operational experience, technical capabilities, skilled labour and political strengths, including state owned and domestically domiciled entities, in some of the countries in which we now, or may in the future wish to, conduct our business and operations.
We may not be able to prevail over these competitors in obtaining mineral properties that are producing or capable of producing metals, in attracting and retaining the skilled labour required to develop and operate our projects, or to compete effectively for merger and acquisition targets, or do so on terms we consider acceptable. This may limit our growth and our ability to replace or expand our Mineral Reserves and Mineral Resources and could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Limited Number of Smelters and Off-Takers
We rely on a limited number of smelters and off-takers to produce and distribute the product of our operations, a substantial number of which are in China. The amount of gold and other concentrates that we can produce and sell is subject to the accessibility, availability, proximity, and capacity of the smelters and off-takers to produce and distribute the product of our operations. A lack of smelter capacity to process Eldorado's gold and other concentrates, in China and elsewhere, whether as a result of environmental, health and safety laws, regulations and industry standards or otherwise, could limit the ability for Eldorado to sell or otherwise deliver its products to market. In addition, Eldorado may be unable to realize the full economic potential of certain of its products or experience a reduction of the price offered for certain of Eldorado's gold or other concentrates. In addition, our ability to transport concentrate to smelters may be affected by geopolitical considerations, including the Russia-Ukraine war and more recent developments involving threats to the safety and security of commercial shipping operations in the Red Sea. Unexpected shutdowns, concentrate transportation challenges or unavailability of smelter capacity, because of actions taken by regulators or otherwise, could have a material adverse effect on Eldorado's business, results of operations, financial condition and the Eldorado Gold share price. See also "Russia-Ukraine Conflict" and “Foreign Operations”.
Information and Operational Technology Systems
Our operations depend, in part, upon information and operational technology systems. These systems, including machines and equipment, are subject to disruption, damage, disabling, misuse, malfunction or failure from a number of sources, including, but not limited to, hacking, computer viruses, security breaches, natural disasters, power loss, vandalism, theft, malware, cyber threats, extortion, employee error, malfeasance and defects in design. We may also be a target of cyber surveillance or a cyber-attack from cyber criminals, industrial competitors or government actors. Any of these and other events could result in information and operational technology systems

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2024 failures, operational delays, production downtimes, operating accidents, loss of revenues due to a disruption of activities, incurring of remediation costs, including ransom payments, destruction or corruption of data, release of confidential information in contravention of applicable laws, litigation, fines and liability for failure to comply with privacy and information security laws, access to proprietary or sensitive information, security breaches or other manipulation or improper use of our data, systems and networks, regulatory investigations and heightened regulatory scrutiny, any of which could have material adverse effects on our reputation, business, results of operations, financial condition and the Eldorado Gold share price.
Although we have not experienced any material losses relating to cyber-attacks or other information security breaches to date, there is no assurance that we will not incur such losses in the future. Our risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As cyber threats continue to evolve, we may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.
We could also be adversely affected by system or network disruptions if new or upgraded information or operational technology systems are defective, not installed properly or not properly integrated into our operations. Various measures have been implemented to manage our risks related to system implementation and modification, but system modification failures could have a material adverse effect on our business, financial position, results of operations and the Eldorado Gold share price and could, if not successfully implemented, adversely impact the effectiveness of our internal controls over financial reporting.
Any damage, disabling, misuse, malfunction or failure that causes an interruption in operations could have an adverse effect on the production from and development of our properties. While we have systems, policies, hardware, practices and procedures designed to prevent or limit the effect of disabling, misuse, malfunction or failure of our operating facilities, infrastructure, machines and equipment, there can be no assurance that these measures will be sufficient and that any such failures or interruptions will not occur or, if they do occur, that they will be adequately addressed in a timely manner.
Liquidity and Financing Risk
Liquidity risk is the risk that the Company cannot meet its planned and foreseeable commitments, including operating and capital expenditure requirements. We may be exposed to liquidity risks if we cannot maintain our cash positions, cash flows or mineral asset base, or appropriate financing is not available on terms satisfactory to us. In addition, we may be unable to secure loans and other credit facilities and sources of financing required to advance and support our business plans, including our plans to finance the Skouries Project. In the future, we may also be unable to maintain, renew or refinance our Senior Notes, Credit Facility including any letters of credit issued in connection with the Credit Facility, or the Term Facility on terms we believe are favorable or at all.
The Company mitigates liquidity risk through the implementation of its capital management policy by spreading the maturity dates of investments over time, managing its capital expenditures and operational cash flows, and by maintaining adequate lines of credit and seeking external sources of funding where appropriate. Management uses a planning, budgeting and forecasting process to help determine the funds the Company will need to support ongoing operations and development plans. We have historically minimized financing risks by diversifying our funding sources, which include credit facilities, issuance of notes, issuance of flow-through shares, at-the-market equity programs and cash flow from operations. In addition, we believe that Eldorado Gold has the ability to access the public debt and equity markets given our asset base and current credit ratings; however, such market access may become restricted, and, if we are unable to access capital when required, it may have a material adverse effect on us.
Any decrease in production, or change in timing of production or the prices we realize for our gold, copper, or other metals, will directly affect the amount and timing of our cash flow from operations. A production shortfall or any of these other factors would change the timing of our projected cash flows and our ability to use the cash to fund capital expenditures, including spending for our projects. Failure to achieve estimates in production or costs could have an adverse impact on our future cash flow, business, results of operations, financial condition and the Eldorado Gold share price.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2024
Management believes that the working capital at December 31, 2024, together with future cash flows from operations and access to the remaining undrawn Credit Facility and the letters of credit issued in support of the Term Facility, if required, are sufficient to support the Company's existing and foreseeable commitments for the next twelve months. However, if there are any material changes in the Company's business, assets, capital or operations, including if actual results or capital requirements are different than expected, or financing, if required, is not available to the Company on terms satisfactory to meet these material changes, then this may adversely affect the ability of the Company to meet its financial obligations and operational and development plans. Unexpected economic and other crises have the potential to heighten liquidity risk, as Eldorado may be required to seek liquidity in a market beset by a sudden increase in the demand for liquidity and a simultaneous drop in supply.
Indebtedness
As at December 31, 2024, we have approximately $915.4 million in total debt. The incurrence or maintenance of substantial levels of debt could adversely affect our business, results of operations, financial condition, the Eldorado Gold share price and our ability to take advantage of corporate opportunities.
Long-term and/or substantial indebtedness could have adverse consequences, including:
•limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements, or requiring us to make non-strategic divestitures;
•requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions, dividends and other general corporate purposes;
•increasing our vulnerability to general adverse economic and industry conditions;
•limiting our flexibility in planning for and reacting to changes in the industry in which we compete;
•placing us at a disadvantage compared to other, less leveraged competitors;
•increasing our cost of borrowing; and
•putting us at risk of default if we do not service or repay this debt in accordance with applicable covenants.
While neither our articles nor our by-laws limit the amount of indebtedness that we may incur, the level of our indebtedness under our Senior Notes, Credit Facility, and Term Facility from time to time could impair our ability to obtain additional financing in the future on a timely basis, or at all, and to take advantage of business opportunities that may arise, thereby potentially limiting our operational flexibility as well as our financial flexibility.
Debt Service Obligations
Our ability to make scheduled payments on, refinance or commence repayment of our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control, including those identified elsewhere in this MD&A. We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.
If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness.
We may be unable to commence repayment, as planned. We may also not be able to effect any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, those alternatives may not allow us to meet our scheduled debt service obligations. The Senior Notes and Credit Facility will restrict our ability to dispose of certain assets and use the proceeds from those dispositions other than to repay such obligations and may also restrict our ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due.
In addition, Eldorado Gold conducts substantially all of its operations through its subsidiaries. Accordingly, repayment of Eldorado Gold's indebtedness will be dependent in large measure on the generation of cash flow by its subsidiaries and their ability to make such cash available to Eldorado Gold, by dividend, intercompany debt repayment or otherwise. Unless they are or become guarantors of Eldorado Gold's indebtedness, Eldorado Gold's

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2024 subsidiaries do not have any obligation to pay amounts due on its indebtedness or to make funds available for that purpose. Eldorado Gold's subsidiaries may not be able to, or may not be permitted to, make distributions to enable Eldorado Gold to make payments in respect of its indebtedness. In addition, certain subsidiaries of Eldorado Gold may not be able to, or may not be permitted to, make certain investments into certain other subsidiaries of Eldorado Gold beyond a certain threshold amount. Each subsidiary is a distinct legal entity, and, under certain circumstances, legal and contractual restrictions may limit Eldorado Gold's ability to obtain cash from its subsidiaries. While the Senior Notes and Credit Facility limit the ability of Eldorado Gold's subsidiaries to incur restrictions on their ability to pay dividends or make other intercompany payments to Eldorado Gold, these limitations are subject to qualifications and exceptions. Furthermore, as Eldorado's funds are used to develop projects in foreign jurisdictions through foreign subsidiaries, there may be restrictions on foreign subsidiaries' ability to pay dividends or make other intercompany payments to Eldorado Gold. In the event that Eldorado Gold does not receive distributions from its subsidiaries, Eldorado Gold may be unable to make required principal and interest payments on its indebtedness, including the Senior Notes and Credit Facility.
Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, would materially and adversely affect our financial position, results of operations and our ability to satisfy our obligations under our debt instruments.
Non-IFRS Metrics – Total Cash Costs per Ounce and All-In-Sustaining Costs
The Company’s total cash costs per ounce and all-in sustaining costs per ounce of gold are dependent on factors including the exchange rate between the U.S. dollar and the Canadian, Greek and Turkish currencies, treatment and refining charges, production royalties, the price of gold and other produced metals and the cost of inputs used in mining operations. Total cash costs per ounce and all-in sustaining costs per ounce at all of the Company’s mines are also affected by the costs of inputs used in mining operations, including labour, energy, fuel and chemical reagents. All of these factors are beyond the Company’s control. If the Company’s total cash costs per ounce or all-in sustaining costs per ounce of gold rise above the market price of gold and remain so for any sustained period, some or all of the Company’s activities may become unprofitable, and the Company may curtail or suspend some or all of its exploration, development and/or mining activities. Total cash costs per ounce and all-in sustaining costs per ounce are not recognized measures under IFRS, and the data disclosed by the Company may not be comparable to data presented by other gold mining companies.
Currency Risk
We sell gold in U.S. dollars, but incur costs in several currencies, including U.S. dollars, Canadian dollars, Turkish Lira, Euros and Romanian Lei. Any change in the value of any of these currencies against the U.S. dollar can change production costs and capital expenditures, which can affect future cash flows, business, results of operations, financial condition and the Eldorado Gold share price and lead to higher operation, construction, development and other costs than anticipated. As of December 31, 2024, approximately 72% of Eldorado's cash and cash equivalents were held in U.S. dollars.
We have a risk management policy that contemplates potential hedging of our foreign exchange exposure to reduce the risk associated with currency fluctuations. During 2024, we entered into zero-cost collars to reduce the risk associated with fluctuations of the Euro and Canadian dollar at the Olympias mine and Lamaque operations, respectively. In August and October 2023, the Company entered into foreign exchange forward contracts to fix the U.S. Dollar to Euro exchange rate for a portion of the Company's equity commitment for the Skouries Project. In December 2022, we announced that Hellas Gold had entered into an interest rate swap, covering 70% of its variable interest rate exposure, in accordance with the terms of our Term Facility. Hellas also entered into foreign exchange hedging arrangements to fix U.S. dollars to Euros for a portion of the Term Facility repayments.
These derivatives set a band within which we expect to be able to protect against currency movements, either above or below specific strike prices. There is no assurance that Eldorado will be able to obtain hedging on reasonable terms in the future or that any hedges that may be put in place will mitigate these risks or that they will not cause us to experience less favourable economic outcomes than we would have experienced if no hedges were in place. For example, the Turkish Lira lost approximately 20% of its value against the U.S. dollar in 2024 and volatility remains a possibility in the future. While the ultimate impact of recent currency fluctuations impacting the

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2024
Turkish Lira is difficult to predict and depends on factors that are evolving beyond our control, these and other impacts of foreign exchange exposure could also have the effect of heightening certain of the other risks described under "Foreign Operations", “Credit Risk” and "Government Regulation".
The table below shows our assets and liabilities denominated in currencies other than the U.S. dollar at December 31, 2024. We recognized a gain of $5.3 million on foreign exchange from continuing operations in 2024, compared to a gain of $16.0 million from continuing operations in 2023.

December 31, 2024 (in millions)	Canadian dollar	Euro	Turkish lira
	$	€	TRY

Cash and cash equivalents	48.2	195.1	184.2
Accounts receivable and other	9.9	43.9	188.6
Current derivative assets	0.1	—	—
Other non-current assets	2.7	75.1	—
Investments in marketable securities	239.9	—	—
Accounts payable and other	(160.2)	(133.1)	(3,255.4)
Current derivative liabilities	—	(2.5)	—
Non-current derivative liabilities	—	(9.2)	—
Non-current debt - Term Facility	—	(452.6)	—
Other non-current liabilities	(2.7)	(6.4)	(229.3)
Net balance	137.8	(289.7)	(3,112.0)

Equivalent in U.S. dollars	$95.6	($301.2)	($88.6)

Other foreign currency net liability exposure is equivalent to $0.8 million U.S. dollars.
Interest Rate Risk
Interest rates determine how much interest the Company pays on its debt, and how much is earned on cash and cash equivalent balances, which can affect future cash flows.
The Notes have a fixed interest rate of 6.25%. Borrowings under the Credit Facility are at variable rates of interest based on SOFR and the spread adjustment based on the tenor. Draws on the Credit Facility are at variable rates of interest which expose the Company to interest rate risk. At December 31, 2024, no amounts were drawn under the Credit Facility.
The Company may enter into interest rate swaps in the future, involving the exchange of floating for fixed rate interest payments, in order to reduce interest rate volatility. However, there is no assurance that Eldorado will be able to obtain interest rate swaps on reasonable terms or that any interest rate swaps that may be put in place will mitigate these risks or that they will not cause us to experience less favourable economic outcomes than we would have experienced if we had no such swaps in place.
After years of historically low interest rates, in 2022 and the first half of 2023, central banks around the world raised interest rates in an effort to combat inflation. If inflation intensifies, then central banks around the world may choose to hold or further increase interest rates from where they currently are. Where interest rates remain elevated, this may impact the Company’s ability to take on additional indebtedness at favourable rates, or refinance existing indebtedness at rates similar to those previously offered to the Company. Failure to secure additional indebtedness at favourable rates, or refinancing existing indebtedness like the Credit Facility at similar rates to what existed prior to maturity, could result in a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2024
Credit Risk
We may be exposed to credit risks if the counterparty to any financial instrument to which Eldorado is a party will not meet its obligations and will cause us to incur a financial loss. The Company limits counterparty risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties. In accordance with the Company's short-term investment policy, term deposits and short term investments are held with high credit quality financial institutions as determined by rating agencies. For cash and cash equivalents, restricted cash, derivative assets and accounts receivable, credit risk is represented by the carrying amount on the balance sheet.
Payment for metal sales is normally within normal business practice for receipt of goods and is dependent on the contract terms with the buyer. There is no guarantee that buyers, including under exclusive sales arrangements, will not default on their commitments, which may have an adverse impact on the Company's financial performance. If there are defaults, Eldorado would be required to find alternate buyers. However, there may be delays associated with establishing new sales contracts or timing on revenue recognition of final sales.
The Company invests its cash and cash equivalents in major financial institutions and in government issuances, according to the Company's short-term investment policy. As at December 31, 2024, the Company holds a significant amount of cash and cash equivalents with various financial institutions in North America, the Netherlands and in Greece. The Company monitors the credit ratings of all financial institutions in which it holds cash and investments. As at December 31, 2024, deposits equivalent to approximately $207 million U.S. dollars are held in a banking institution operating in Greece with lower credit ratings as compared to other financial institutions at which the Company holds cash and investments. These deposits relate primarily to advance drawdowns on the Term Facility to fund expected expenditures on the Skouries Project in early 2025. In recent years Turkiye’s sovereign credit ratings were downgraded, reflecting risks associated with high inflation and a depreciating currency. This was followed by the downgrade of the credit ratings of numerous Turkish banking institutions, including two at which the Company holds cash. As at December 31, 2024, deposits equivalent to approximately $8 million U.S. dollars are held in a banking institution operating in Turkiye with lower credit ratings as compared to other financial institutions at which the Company holds cash and investments. This, combined with past downgrades in Turkiye’s sovereign credit rating, exposes the Company to greater credit risk. This credit risk is mitigated by a limited in-country cash balance policy; however, amounts of cash held in financial institutions in Turkiye may increase in the future in line with operational or other requirements. There can be no assurance that certain financial institutions in foreign countries in which the Company operates will not default on their commitments.
Tax Matters
We operate and have operated in a number of countries, each of which has its own tax regime to which we are subject. The tax regime and the enforcement policies of tax administrators in each of these countries are complex and may change from time to time, which are all beyond our control. Our investments into these countries, importation of goods and material, land use, expenditures, sales of gold and other products, income, repatriation of money and all other aspects of our investments and operations can be taxed, and there is no certainty as to which areas of our operations will be assessed or taxed from time to time or at what rates.
Our tax residency and the tax residency of our subsidiaries (both current and past) are affected by a number of factors, some of which are outside of our control, including the application and interpretation of relevant tax laws and treaties. If we or our subsidiaries are ever assessed to be a non-resident in the jurisdictions that we, or our subsidiaries, report or have reported or are otherwise assessed, or are deemed to be resident (for the purposes of tax) in another jurisdiction, we may be liable to pay additional taxes. In addition, we have entered into various arrangements regarding the sale of mineral products or mineral assets, which may be subject to unexpected tax treatment. If such taxes were to become payable, this could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
We endeavor to structure, and restructure from time to time, our corporate organization in a commercially efficient manner and if any such planning effort is considered by a taxation authority to constitute tax avoidance, then this could result in increased taxes and tax penalties, which could have a material adverse effect on our financial condition.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2024
New laws and regulations or new interpretations of or amendments to laws, regulations or enforcement policy relating to tax laws or tax agreements with governmental authorities, if proposed and enacted, may affect our current financial condition and could result in higher taxes being payable by us.
There is potential for change in the tariff arrangements in the countries in which Eldorado operates, as is the case for the Chinese importation specification for concentrate imports set out in the Industry Standard. There is no assurance that our current financial condition will not change in the future due to such changes. See also “Environmental” and "Tariffs and Other Trade Barriers".
Financial Reporting Carrying Value of Assets
The Company conducts impairment assessments of goodwill annually and, at the end of each reporting period, the Company assesses if there is any indication that assets may be impaired. If an indicator of impairment (or impairment reversal) exists, we calculate the recoverable amount of the asset and compare that to the carrying value of the asset to determine if any impairment loss (or a reversal of impairment) is required. An impairment charge, which would have an adverse effect on our reported earnings, is recognized for any excess of the carrying amount over its recoverable amount.
The estimation of recoverable amount for impairment testing requires management to make estimates for many factors including, but not limited to, Mineral Reserves and Resources, estimates of future production and operating and capital costs in the Company’s life of mine plans, as well as external economic inputs including, but not limited to metal prices, discount rates, and net asset value market multiples. Should estimates regarding these factors be incorrect, the Company may be required to realize impairment charges.
Global Economic Environment
Market events and conditions, including disruptions in the international credit markets and other financial systems and deteriorating global economic conditions, could increase the cost of capital or impede our access to capital.
Economic and geopolitical events may create uncertainty in global financial and equity markets. The global debt situation may cause increased global political and financial instability resulting in downward price pressure for many asset classes and increased volatility and risk spreads.
For example, on February 24, 2022, Russian military forces launched a full-scale military invasion of Ukraine. In response, Ukrainian military personnel and civilians are actively resisting the invasion. Many countries throughout the world have provided aid to Ukraine in the form of financial aid and in some cases military equipment and weapons to assist in their resistance to the Russian invasion. The North Atlantic Treaty Organization (“NATO”) has also mobilized forces to NATO member countries that are close to the conflict as deterrence to further Russian aggression in the region. The outcome of the conflict is uncertain and is likely to have wide ranging consequences on the peace and stability of the region, the availability and price of commodities produced in the region (e.g. hydrocarbons) and the world economy. Certain countries, including Canada and the United States, have imposed strict financial and trade sanctions against Russia and such sanctions may have far reaching effects on the global economy. As Russia is a major exporter of oil and natural gas, any disruption of supply of oil and natural gas from Russia could cause a significant worldwide supply shortage of oil and natural gas and significantly impact pricing of oil and gas worldwide. A lack of supply and high prices of oil and natural gas could also have a significant adverse impact on the world economy. The long-term impacts of the conflict and the sanctions imposed on Russia remain uncertain.
These and other impacts of the Russia-Ukraine conflict or other armed conflicts could also heighten many of the other risks described in this “Managing Risk” section, including the risk factor titled “Limited Number of Smelters and Off-Takers”. The ultimate impact of the Russia- Ukraine conflict on our business is difficult to predict and depends on factors that are evolving and beyond our control, including the scope and duration of the conflict, as well as actions taken by governmental authorities and third parties in response. We may experience material adverse impacts on our business, results of operations, financial condition and the Eldorado Gold share price as a result of any of these disruptions, even after the Russia-Ukraine conflict has subsided.
Such disruptions could make it more difficult for us to obtain capital and financing for our operations, or increase the cost of it, among other things.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2024
If such negative economic conditions persist or worsen, it could lead to increased political and financial uncertainty, which could result in regime or regulatory changes in the jurisdictions in which we operate. High levels of volatility and market turmoil could have an adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price. See also "Tariffs and Other Trade Barriers".
Labour - Employee/Union Relations/Greek Transformation
We depend on our workforce to explore for Mineral Reserves and Mineral Resources, develop our projects and operate our mines. We have programs to recruit and train the necessary workforce for our operations, and we work hard at maintaining good relations with our workforce to minimize the possibility of defections and strikes, lockouts (if permitted under applicable legislation) and other stoppages at our work sites. In addition, our relations with our employees may be affected by changes in labour and employment legislation that may be introduced by the relevant governmental authorities. Changes in such legislation or a prolonged labour disruption or shortages at any of our mines or projects could have a material adverse effect on our results of operations, financial condition and the Eldorado Gold share price.
A significant portion of our employees are represented by labour unions in Greece and Turkiye under various collective bargaining agreements with varying durations and expiration dates. Labour agreements are periodically negotiated , and there is a possibility that they may not be renewed (or renewed under terms that are not reasonably satisfactory to us). If we do not successfully negotiate new collective bargaining agreements with our union workers, we may incur prolonged strikes and other work stoppages at our mining operations, which could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price. Additionally, if we enter into a new labour agreement with any union that significantly increases our labour costs relative to our competitors, or imposes restrictions on our operations, such as limiting work hours or certain types of activities, our ability to compete and operate effectively may be materially and adversely affected. We expect that labour shortages and industry dynamics that are beyond our control could contribute to increasing challenges in attracting and retaining the skilled labour necessary for our operations, potentially impacting our ability to develop or operate various projects.
We could experience labour disruptions such as work stoppages, work slowdowns, union organizing campaigns, strikes, or lockouts (if permitted under applicable legislation) that could adversely affect our operations. For example, we are undertaking a significant transformation process in Greece to improve the performance of the operating Kassandra Mines, in respect of which work stoppages of a significant duration (and lower production than anticipated) are possible as we move forward to achieve the necessary outcomes of this work. Any work interruptions involving Eldorado's employees (including as a result of a strike or lockout as permitted by applicable legislation) or operations, or any jointly owned facilities operated by another entity present a significant risk to Eldorado and could have a material adverse effect on Eldorado's business, financial condition, and results of operations. See also "Skilled Workforce” and “Inflation Risk”.
Key Personnel
We depend on a number of key personnel, including executives and senior officers. We do not have key person life insurance. Employment contracts are in place with each of these executives; however, the inability to retain any of them could have an adverse effect on our operations.
We must continue enhancing our management systems and focus on recruiting and training new employees to manage our business effectively. We have been successful in attracting and retaining skilled and experienced personnel in the past, and expect to be in the future, but there is no assurance this will be the case.
Skilled Workforce
We depend on a skilled workforce, including but not limited to mining and mineral, metallurgical and geological engineers, geologists, environmental and safety specialists, and mining operators to explore and develop our projects and operate our mines. We have programs and initiatives in place to attract, develop, and retain a skilled workforce. However, we are potentially faced with a shortage of skilled professionals due to competition in the industry and the continued exit of experienced employees from the workforce.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2024
In early 2025, we announced that labour market tightness in Greece, which had become particularly pronounced in the construction industry, had continued to limit the availability of key construction personnel at the Skouries Project. This resulted in a slower ramp-up of the workforce and delays in the progress of certain aspects of the Skouries Project, with first production expected in the first quarter of 2026 and commercial production expected to follow in mid-2026. See also “Expatriates”, “Labour - Employee/Union Relations/Greek Transformation”, and “Contractors”.
As such, we need to continue to enhance training and development programs for current and future employees and partner with local universities and technical schools to train and develop a skilled workforce for the future. Such efforts are costly and there is no assurance that they will result in Eldorado having the workforce it needs, including in terms of location, skillsets and availability. See also "Expatriates", "Labour - Employee/Union Relations/Greek Transformation”, and “Inflation Risk”.
Expatriates
We leverage the skills and experience of expatriates to work at our mines and projects to fill gaps in expertise and provide needed management skills in the countries where we operate. Additionally, we utilize expatriates to transfer knowledge and best practices and to train and develop in-country personnel and transition successors into their roles. Such training requires access to our sites, which may be restricted or challenged by immigration requirements and changing legislation in countries where expatriates are not citizens. We operate in remote or isolated locations and must continue to maintain competitive compensation and benefits programs to attract and retain expatriate personnel. We must also develop in- country personnel to run our mines in the future. A lack of appropriately skilled and experienced personnel in key management positions could have an adverse effect on our operations.
See also “Contractors”, “Skilled Workforce”, “Labour - Employee/Union Relations/Greek Transformation”, and “Key Personnel”.
Contractors
We may engage a number of different contractors during the development and construction phase of a project or for other specific business requirements, including pursuant to a lump sum contract for specified services or through a range of engineering, procurement, construction and management contract options, depending on the type and complexity of work that is being undertaken, and the level of engineering that has been completed when the contract is awarded. Depending on the type of contract and the point at which it is awarded, there is potential for variations to occur within the contract scope, which could take the form of extras that were not considered as part of the original scope or change orders. These changes may result in increased capital or other costs and/or delays.
Similarly, we may be subject to disputes with contractors on contract interpretation, which could result in increased capital or other costs under the contract or delay in completion of the project if a contract dispute interferes with the contractor's efforts on the ground. There is also a risk that our contractors and subcontractors could experience labour disputes or become insolvent, and this could have an adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
See also “Expatriates”, “Skilled Workforce”, “Labour - Employee/Union Relations/Greek Transformation”, and “Key
Personnel”.
Commodity Price Risk
The profitability of the Company's operations depends, in large part, upon gold, copper, and other commodity prices. Gold, copper, and other commodity prices can fluctuate widely and can be influenced by many factors beyond its control, including but not limited to: industrial demand, political and economic events (global and regional), gold and financial market volatility and other market factors, the popularity of cryptocurrencies as an alternative investment to gold, and central bank purchases and sales of gold and gold lending.
The global supply of gold is made up of new production from mining, and existing stocks of bullion, scrap and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals.
If metal prices decline significantly, or decline for an extended period, Eldorado might not be able to continue operations, develop properties, or fulfill obligations under its permits and licenses, or under the agreements with

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2024 partners and this could increase the likelihood and amount that we may be required to record as an impairment charge on our assets. This could result in losing the ability to operate some or all of the Company's properties economically, or being forced to sell them, which could have a negative effect on our business, results of operations, financial condition and the Eldorado Gold share price.
The cost of production, development and exploration varies depending on the market prices of certain mining consumables, including diesel fuel, electricity and chemical reagents. Electricity is regionally priced in Turkiye and semi-regulated by the Turkish government, which reduces the risk of price fluctuations. The Company has elected to hedge some of its exposure to commodity price risk for gold and copper with a limited forward sales contract (for delivery on June 30, 2026). The Company may in the future elect to continue or further hedge, from time to time, commodity price contracts to manage its exposure to fluctuations in the price of gold, copper, and other metals. However there is no assurance that Eldorado will be able to conduct further hedging on reasonable terms or that any hedges that have been, or may be, put in place will mitigate these risks or that they will not cause us to experience less favourable economic outcomes than we would have experienced if we had no hedges in place.
In May 2023, we entered into a series of zero-cost gold collar contracts in order to manage cash flow variability during the construction period of Skouries. At December 31, 2024 there are 200,004 ounces of gold derivative contracts outstanding, and 16,667 ounces settle monthly with a weighted average put strike price of $1,900 per ounce and a weighted average call strike price of $2,667 per ounce. The 2024 contracts matured without any financial settlement required.
Default on Obligations
A breach of the covenants under the Senior Notes, Credit Facility, the Term Facility or our other debt instruments could result in an event of default under the applicable indebtedness. Such a default may allow the creditors to accelerate the repayment of the related debt and may result in the acceleration of repayment of any other debt to which a cross-acceleration or cross-default provision applies. In addition, an event of default under the Credit Facility would permit the lenders thereunder to terminate all commitments to extend further credit under that facility. Furthermore, if we are unable to repay any amounts due and payable under the Credit Facility, those lenders could proceed against the collateral granted to them to secure such indebtedness. If our lenders or noteholders accelerate the repayment of our borrowings, we may not have sufficient assets to repay that indebtedness.
If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants in our debt instruments, which could cause cross-acceleration or cross-default under other debt agreements, we could be in default under the terms of the agreements governing such other indebtedness. If such a default occurs:
◦the holders of the indebtedness may be able to cause all of our available cash flow to be used to pay the indebtedness and, in any event, could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest; or
•we could be forced into bankruptcy, liquidation or restructuring proceedings.
If our operating performance declines, we may in the future need to amend or modify the agreements governing our indebtedness or seek concessions from the holders of such indebtedness. There is no assurance that such concessions would be forthcoming.
Current and Future Operating Restrictions
Our Senior Notes, Credit Facility, Term Facility, and certain other agreements contain certain restrictive covenants that impose significant operating and financial restrictions on us. In some circumstances, the restrictive covenants may limit our operating flexibility and our ability to engage in actions that may be in our long-term best interest, including, among other things, restrictions on our ability to:
•incur additional indebtedness and guarantee indebtedness;
•pay dividends or make other distributions or repurchase or redeem our capital stock;
•prepay, redeem or repurchase certain debt;
•make loans and investments, including investments into certain affiliates;
•sell, transfer or otherwise dispose of assets;

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2024
•incur certain lease obligations;
•incur or permit to exist certain liens;
•enter into transactions with affiliates;
•undertake certain acquisitions;
•complete certain corporate changes;
•enter into certain hedging arrangements;
•enter into agreements restricting our subsidiaries' ability to pay dividends; and
•consolidate, amalgamate, merge or sell all or substantially all of our assets.
In addition, the restrictive covenants in our Credit Facility and Term Facility contain certain restrictions on us and require us to maintain specified financial ratios and satisfy other financial condition tests. Our ability to meet those financial ratios and tests may be affected by events beyond our control. These restrictions could limit our ability to obtain future financing, make acquisitions, grow in accordance with our strategy or secure the needed working capital to withstand future downturns in our business or the economy in general, or otherwise take advantage of business opportunities that may arise. Any of which could place us at a competitive disadvantage relative to our competitors that may have less debt and are not subject to such restrictions. Failure to meet these conditions and tests could constitute events of default thereunder.
Reclamation and Long-Term Obligations
We are required by various governments in jurisdictions in which we operate to provide financial assurance sufficient to allow a third party to implement approved closure and reclamation plans if we are unable to do so. The relevant laws governing the determination of the scope and cost of the closure and reclamation obligations and the amount and forms of financial assurance required are complex and vary from jurisdiction to jurisdiction.
As of December 31, 2024, Eldorado has provided the appropriate regulatory authorities with non-financial and financial letters of credit of EUR 64 million. The letters of credit were issued to secure certain obligations in connection with mine closure obligations in the various jurisdictions in which we operate. The amount and nature of such financial assurance are dependent upon a number of factors, including our financial condition and reclamation cost estimates. Changes to these amounts, as well as the nature of the collateral to be provided, could significantly increase our costs, making the maintenance and development of existing and new mines less economically feasible. Regulatory authorities may require further financial assurance and, to the extent that the value of the collateral provided is or becomes insufficient to cover the amount that we are required to post, we could be required to replace or supplement the existing security with more expensive forms of security. This could include cash deposits, which would reduce cash available for our operations and development activities. There is no guarantee that, in the future, we will be able to maintain or add to current levels of financial assurance as we may not have sufficient capital resources to do so.
In addition, climate change could lead to changes in the physical risks posed to our operations, which could result in changes in our closure and reclamation plans to address such risks. Any modifications to our closure and reclamation plans that may be required to address physical climate risks may materially increase the costs associated with implementing closure and reclamation at any or all of our active or inactive mine sites and the financial assurance obligations related to the same. For more information on the physical risks of climate change, see the risk factor entitled "Climate Change".
Although we have currently made provision for certain of our reclamation obligations, there is no assurance that these provisions will be adequate in the future. Failure to provide the required financial assurance for reclamation could potentially result in the closure of one or more of our operations, which could result in a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Credit Ratings
Our outstanding Senior Notes currently have a non-investment grade credit rating and any rating assigned could be lowered or withdrawn entirely by a rating agency if, in that agency's judgment, future circumstances relating to the basis of the credit rating, such as adverse changes to our business or affairs, so warrant. Consequently, real or anticipated changes in our credit ratings will generally affect the market value of the Senior Notes. Additionally,

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2024 credit ratings may not reflect the potential effect of risks relating to the Senior Notes. Any future lowering of our ratings may make it more difficult or more expensive for us to obtain additional financing.
Change in Reporting Standards
Changes in accounting or financial reporting standards may have an adverse impact on our financial condition and results of operations in the future.
Unavailability of Insurance
Where practical, Eldorado obtains insurance against certain risks in the operation of our business, but coverage has exclusions and limitations and is subject to deductible limits requiring Eldorado to bear part of the risk of loss. There is no assurance that the insurance will be adequate to cover any liabilities, or that it will continue to be available, on terms we believe are commercially acceptable.
In some instances, certain insurance may become unavailable or available only for reduced amounts of coverage. Significantly increased costs could lead Eldorado to decide to reduce or possibly eliminate, coverage. In addition, insurance is purchased from a number of third-party insurers, often in layered insurance arrangements, some of whom may discontinue providing insurance coverage for their own policy or strategic reasons. For example, insurance against risks such as loss of title to mineral property, environmental pollution, or other hazards as a result of exploration and production is generally not available to us or other companies in the mining industry on acceptable terms, particularly for several jurisdictions in which Eldorado operates. In the event any such insurance is or becomes unavailable, our overall risk exposure could be increased. Losses from these uninsured events may cause us to incur significant costs that could have a material adverse effect upon our business, results of operations, financial condition and the Eldorado Gold share price.
Sarbanes-Oxley Act (SOX), Applicable Securities Laws, and Stock Exchange Rules
We document and test our internal control procedures over financial reporting to satisfy the requirements of Section 404 of SOX. SOX requires management to conduct an annual assessment of our internal controls over financial reporting and our external auditors to conduct an independent assessment of the effectiveness of our controls as at the end of each fiscal year.
Our internal controls over financial reporting may not be adequate, or we may not be able to maintain such controls as required by SOX. We also may not be able to maintain effective internal controls over financial reporting on an ongoing basis, if standards are modified, supplemented or amended from time to time.
If we do not satisfy the SOX requirements on an ongoing and timely basis, investors could lose confidence in the reliability of our financial statements, and this could harm our business and have a negative effect on the trading price or market value of securities of Eldorado Gold.
If from time to time we do not implement new or improved controls, when required, or experience difficulties in implementing them, it could harm our financial results or we may not be able to meet our reporting obligations. There is no assurance that we will be able to remediate material weaknesses, if any are identified in future periods, or maintain all of the necessary controls to ensure continued compliance. There is also no assurance that we will be able to retain personnel who have the necessary finance and accounting skills because of the increased demand for qualified personnel among publicly traded companies.
If any of our staff fail to disclose material information that is otherwise required to be reported, no evaluation can provide complete assurance that our internal controls over financial reporting will detect this. The effectiveness of our controls and procedures over financial reporting may also be limited by simple errors or faulty judgments. Continually enhancing our internal controls over financial reporting is important, especially as we expand and the challenges involved in implementing appropriate internal controls over financial reporting will increase. Although we intend to devote substantial time to ongoing compliance with this, including incurring the necessary costs associated therewith, we cannot be certain that we will be successful in complying with Section 404 of SOX.
We are subject to changing rules and regulations promulgated by a number of United States and Canadian governmental and self-regulated organizations, including the SEC, Canadian Securities Administrators, the NYSE, the TSX and the Financial Accounting Standards Board. These rules and regulations continue to evolve in scope

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2024 and complexity and many new requirements have been created in response to laws enacted by governments, making compliance more difficult and uncertain. An example of such regulatory development is the SEC's "Modernization of Property Disclosures for Mining Registrants" (the "SEC Mining Rule").
The SEC adopted the SEC Mining Rule to replace the existing SEC Industry Guide 7. The SEC Mining Rule became effective for SEC registrants for fiscal years beginning on or after January 1, 2021. While Eldorado is currently exempt from the SEC Mining Rule as it files its annual report in accordance with the multijurisdictional disclosure system between Canada and the United States ("MJDS"), if Eldorado loses its ability to file in accordance with MJDS or if Eldorado files certain registration statements with the SEC, Eldorado would be required to comply with the SEC Mining Rule. While the SEC Mining Rule has similarities with NI 43-101, Eldorado may be required to update or revise all of its existing technical reports, which may result in revisions (either upward or downward) to Eldorado's Mineral Reserves and Mineral Resources, in order to comply with the SEC Mining Rule. In addition, the SEC Mining Rule is subject to unknown interpretations, which could require Eldorado to incur substantial costs associated with compliance.
Eldorado's efforts to comply with the Canadian and United States rules and regulations and other new rules and regulations regarding public disclosure have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.
If Eldorado fails to comply with such regulations, it could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Environmental, Sustainability and Governance Practices and Performance
There is increased scrutiny from affected and interested parties related to our ESG practices, performance and disclosures, including prioritization of sustainable and responsible production practices, greenhouse gas emissions and management of climate risk, tailings stewardship and social license to operate among others in the jurisdictions where we operate.
It is possible that our affected parties might not be satisfied with our ESG practices, performance and/or disclosures, or the speed of their adoption, implementation and measurable success. If we do not meet these evolving expectations, our reputation, our access to and cost of capital, and our stock price could be negatively impacted.
In addition, our customers and end users may require that we implement certain additional ESG procedures or standards before they will start or continue to do business with us, which could lead to preferential buying based on our ESG practices compared to our competitors' ESG practices.
Investor advocacy groups, certain institutional investors, investment funds, creditors and other influential investors are increasingly focused on our ESG practices and in recent years have placed increasing importance on the implications of their investments. Organizations that provide information to investors on ESG performance and related matters have developed quantitative and qualitative data collection processes and ratings processes for evaluating companies on their approach to ESG matters. Such ratings are used by some investors to inform their investment and voting decisions. Unfavorable ratings or assessments of our ESG practices may lead to negative investor sentiment toward us, which could have a negative impact on our stock price and our access to and cost of capital. Additionally, if we do not adapt to or comply with investor or affected party expectations and standards, which are evolving, or if we are perceived to have not responded appropriately, regardless of whether there is a legal requirement to do so, we may suffer from reputational damage and our business, financial condition, and/or stock price could be materially and adversely affected.
Although the Company has implemented a number of significant measures and safeguards, including our Human Rights Policy, which are intended to ensure that personnel understand and uphold human rights standards, the implementation of these measures will not guarantee that personnel, national police or other public security forces will uphold human rights standards in every instance.
The failure to conduct operations in accordance with Company standards, including those described in our annual sustainability report and Human Rights Policy, may result in harm to employees, community members or

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2024 trespassers, increase community tensions, reputational harm to us or result in criminal and/or civil liability, financial damages or penalties, and/or contravention of agreements that we may be party to.
We are subject to corporate governance guidelines and disclosure standards that apply to Canadian companies listed on the TSX, and with corporate governance standards that apply to us as a foreign private issuer listed on the NYSE and registered with the SEC in the United States.
We are exempt from certain NYSE requirements because we are subject to Canadian corporate governance requirements. We may from time to time seek other relief from corporate governance and exchange requirements and securities laws from applicable regulators.
Corruption, Bribery and Sanctions
Our operations are governed by, and involve interactions with, many levels of government in numerous countries. Like most companies, we are required to comply with anti-corruption and anti-bribery laws, including the Criminal Code (Canada), the Corruption of Foreign Public Officials Act (Canada) and the U.S. Foreign Corrupt Practices Act, as well as similar laws that apply to our business including in the countries in which we conduct our business or our securities trade (collectively, "anti-bribery laws"). The Company has implemented and promulgated an Anti-Bribery & Corruption Policy, and a Code of Ethics and Business Conduct, with which all directors, officers and employees are required to comply.
In recent years, there has been a general increase in both the severity of penalties and frequency of prosecution and enforcement under such laws, resulting in greater punishment and scrutiny to companies convicted of violating anti-bribery laws. Furthermore, a company may be found liable for violations by not only its directors, officers or employees, but also through the actions of any third-party agents or representatives. Although we have adopted policies and use a risk-based approach to mitigate such risks, such measures may not always be effective in ensuring that we, our directors, officers, employees or third-party agents or representatives will be in compliance with such laws. If we find ourselves subject to an enforcement action or are found to be in violation of such laws, this may result in significant criminal penalties, fines and/or sanctions being imposed on us and significant negative media coverage resulting in a material adverse effect on our reputation, business, results of operations, financial condition and the Eldorado Gold share price.
The operation of our business may also be impacted by anti-terrorism, economic or financial sanction laws including the Criminal Code (Canada), the United Nations Act (Canada), the Special Economic Measures Act (Canada), the Justice for Victims of Corrupt Foreign Officials Act (Sergei Magnitsky Law) (Canada) and the Freezing Assets of Corrupt Foreign Officials Act (Canada), and more recently, the concerted sanctions against Russia in response to the Russia-Ukraine war, as well as similar laws in countries in which we conduct our business or our securities trade (collectively, "sanctions laws"). Throughout 2022 we experienced substantial price increases for certain commodities and consumables as a result of supply concerns caused by financial and trade sanctions against Russia, and ongoing supply chain challenges due to COVID-19. Cost increases primarily impacted electricity at operations in Greece and Turkiye, and fuel and reagents at Kisladag. In 2025, input prices are not expected to decrease relative to 2024 levels. Such sanctions laws and any regulations, orders or policies issued thereunder may impose restrictions and prohibitions on trade, financial transactions, investments and other economic activities with sanctioned or designated foreign individuals or companies from a target country, industries, markets, countries or regions within countries. These restrictions and prohibitions may also apply to dealings with non-state actors such as terrorist organizations and may change from time to time. These restrictions and prohibitions may also apply to affiliates of sanctioned or designated persons and those acting on their behalf as agents or representatives. Sanctions laws are continually being updated in order to respond to unexpected events and occurrences across the globe. We use our best efforts to react as soon as possible to changes in sanctions laws across the globe. There is no assurance that we are or will be in full compliance with such laws and that should be in non-compliance there will not be a material adverse effect on our reputation, business, capital, results of operations, financial condition and the Eldorado Gold share price.
Employee Misconduct
We are reliant on the good character of our employees and are subject to the risk that employee misconduct could occur. Although we take precautions to prevent and detect employee misconduct, these precautions may not be

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2024 effective and the Company could be exposed to unknown and unmanaged risks or losses. The existence of our Code of Ethics and Business Conduct, among other governance and compliance policies and processes, may not prevent incidents of theft, dishonesty or other fraudulent behaviour nor can we guarantee compliance with legal and regulatory requirements.
These types of misconduct could result in unknown and unmanaged damage or losses, including regulatory sanctions and serious harm to our reputation. The precautions we take to prevent and detect these activities may not be effective. If material employee misconduct does occur, our business, results of operations, financial condition and the Eldorado Gold share price could be adversely affected.
Litigation and Contracts
We are periodically subject to legal claims that may or may not have merit. We are regularly involved in routine litigation matters. We believe that it is unlikely that the final outcome of these routine proceedings will have a material adverse effect on us; however, defense and settlement costs can be substantial, even for claims that are without merit.
Due to the inherent uncertainty of the litigation process, including arbitration proceedings, and dealings with regulatory bodies, there is no assurance that any legal or regulatory proceeding will be resolved in a manner that will not have a material and/or adverse effect on us. In the event of a dispute arising from foreign operations, the Company may be subject to the exclusive jurisdiction of foreign courts or arbitration panels or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada.
In our business, we make contracts with a wide range of counterparties. There can be no assurance that these contracts will be honoured and performed in accordance with their terms by our counterparties or that we will be able to enforce the contractual obligations.
Conflicts of Interest
Certain of our directors also serve as directors of other companies involved in natural resource exploration and development, which may result in a conflict of interest between Eldorado and such other companies. There is also a possibility that such other companies may compete with us for the acquisition of assets. Consequently, there exists the possibility for such directors to be in a position of conflict over which company should pursue a particular acquisition opportunity.
Privacy Legislation
Eldorado is subject to privacy legislation in various countries in which we operate, including the European Union's General Data Protection Regulations ("GDPR"), Quebec's Act Respecting the Protection of Personal Information in the Private Sector , which was amended by Bill 64, an Act to Modernize Legislative Provisions as Regards the Protection of Personal Information (collectively, “Quebec Privacy Act”), and Turkiye’s Personal Data Protection Law numbered 6698 (“Turkiye’s PDPL”).
The GDPR is more stringent than its predecessor, the Data Protection Directive (Directive 95/46/EC). Turkiye’s PDPL, which mirrors the GDPR, brings a new data protection regime into force. In Quebec, Bill 64 brings significant and more stringent amendments to the Quebec Privacy Act . Eldorado is required to develop and implement programs that will evidence compliance with each, as applicable, or face significant fines and penalties for breaches. For example, companies that breach the GDPR can be fined up to 4% of their annual global turnover or €20 million, whichever is greater, while companies that breach the amended Québec Privacy Act can be fined up to 4% of their annual global turnover or C$25 million, whichever is greater. Companies that breach Turkiye’s PDPL may face administrative fines ranging from TRY 70,000 to TRY 44 million, along with potential criminal sanctions, including imprisonment, depending on the severity and nature of the violation. Such breaches may lead to costly fines and may have an adverse effect on governmental relations, our business, reputation, financial condition and the Eldorado Gold share price.
Dividends
While we have in place a policy for the payment of dividends on common shares of Eldorado Gold, there is no certainty as to the amount of any dividend or that any dividend may be declared in the future.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2024
Our potential future investments will require significant funds for capital expenditures and our operating cash flow may not be sufficient to meet all of such expenditures. As a result, new sources of capital may be needed to meet the funding requirements of such investments, fund our ongoing business activities, fund construction and operation of potential future projects and various exploration projects, fund share repurchase transactions and pay dividends. If we are unable to obtain financing or service existing or future debt we could be required to reduce, suspend or eliminate or dividend payments or any future share repurchase transactions.
Tariffs and Other Trade Barriers
It is not clear what impact changes to tariffs may have or what actions other governments may take in the future (including, without limitation, retaliatory tariffs on products from the United States). In the future, tariffs could potentially impact prices of commodities, heavy machinery (and other equipment manufactured in the United States), and key inputs necessary to the operations of our business. In addition, changes in tariffs could have a material adverse effect on global economic conditions and the stability of global financial markets. The impact and extent of these risks is unknown, especially in light of the fact that Canada’s Parliament remains prorogued until March 2025. Any of these could have a material adverse effect on governmental relations, our business, financial condition and the Eldorado Gold share price.
The reader should carefully review each of the risk factors set out in the Company's most recently filed AIF, in respect of the year ended December 31, 2023 and those to be set out in the Company's AIF in respect of the year ended December 31, 2024 which risk factors provide a detailed discussion of the foregoing risks as well as a detailed discussion of other relevant risks. The discussion under “Risk Factors in Our Business” in such AIFs filed, or to be filed, on SEDAR+ under the Company name, are incorporated by reference in this document.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2024
Other Information and Advisories
Financial Statements Basis of Preparation
The Company's consolidated financial statements, including comparatives, have been prepared in compliance with IFRS as issued by the IASB. The Company's significant accounting policies are described in Note 3 of the Company's consolidated financial statements for the year ended December 31, 2024.
Critical Accounting Measurements and Judgments
The preparation of consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.
Estimates and underlying assumptions are reviewed at each period end. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
Significant areas requiring the use of management assumptions, estimates and judgements include the valuation of property, plant and equipment and goodwill, estimated recoverable mineral reserves and mineral resources, inventory, asset retirement obligations and current and deferred taxes. Actual results could differ from these estimates.
Outlined below are some of the areas which require management to make significant judgements, estimates and assumptions.
(i) Valuation of property, plant and equipment and goodwill
Property, plant and equipment is tested for potential impairment or reversal of impairment when there is an indication of impairment or impairment reversal. Goodwill is tested at least annually or when there is an indication of impairment. Calculating the recoverable amount, including estimated fair value less cost of disposal ("FVLCD") of cash-generating units ("CGUs") for property, plant and equipment and goodwill, requires management to make estimates and assumptions with respect to discount rates, future production levels including amount of recoverable reserves, resources and exploration potential, operating and capital costs, long-term metal prices and estimates of the fair value of mineral properties beyond proven and probable reserves. Metal pricing assumptions were based on consensus forecast pricing and discount rates were based on a weighted average cost of capital, adjusted for country and other risks specific to the CGU. For the portion of incremental inferred resources and exploration potential beyond what is modeled in the Company’s life of mine plans ("value beyond proven and probable" or "VBPP"), fair value was assigned on the basis of an in-situ estimate of gold equivalent ounces, through accounting for reasonable confidence factors such as conversion and operational risk considerations. The fair value per gold equivalent ounce assigned was derived from the fair value of future production from the life of mine plan.
Changes in any of the assumptions or estimates used in determining the recoverable amount could result in additional impairment or reversal of impairment recognized.
Mineral reserve and mineral resource estimates are based on various assumptions relating to operating matters, including, with respect to production costs, mining and processing recoveries, cut-off grades, as well as assumptions relating to long-term commodity prices and exchange rates and capital costs. Cost estimates are based primarily on feasibility study estimates or operating history. Estimates are prepared under supervision of appropriately qualified persons, but will be impacted by forecasted commodity prices, exchange rates, capital and production costs and recoveries amongst other factors. Estimated recoverable mineral reserves and mineral resources are used to determine the depreciation of property, plant and equipment at operating mine sites, in accounting for deferred stripping costs, in performing impairment testing and for forecasting the timing of the payment of decommissioning and restoration costs. Therefore, changes in the assumptions used could impact the carrying value of assets, depreciation and impairment charges recorded in the consolidated statements of operations and the carrying value of the asset retirement obligation.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2024
(ii) Inventory
Inventories are measured at the lower of weighted average cost and net realizable value. The determination of net realizable value involves the use of estimates. The net realizable value of inventories is calculated as the estimated price at the time of eventual sale based on prevailing and forecast metal prices less estimated future costs to convert the inventories into saleable form and associated selling costs. The net realizable value of inventories is assessed at the end of each reporting period. Changes in the estimates of net realizable value may result in a write-down of inventories or a reversal of a previous write-down.
In determining the valuation of heap leach ore inventories, the Company makes estimates of recoverable ounces on the leach pads based on quantities of ore placed on the leach pads, the grade of ore placed on the leach pads and an estimated recovery rate. Actual timing and ultimate recovery of gold contained on the leach pads can differ significantly from these estimates. Changes in estimates of recoverable ounces on the leach pads can impact the Company’s ability to recover the carrying amount of the inventories and may result in a write-down of inventories.
(iii) Asset retirement obligation
The asset retirement obligation provision represents management's best estimate of the present value of future cash outflows required to settle the liability which reflect estimates of future costs, inflation, requirements of the relevant legal and regulatory frameworks and the timing of restoration and rehabilitation activities. Estimated future cash outflows are discounted using a risk-free rate based on U.S. Treasury bond rates. Changes to asset retirement obligation estimates are recorded with a corresponding change to the related item of property, plant and equipment, or to the statements of operations if there is no related property, plant and equipment. Adjustments to the carrying amounts of related items of property, plant and equipment can result in a change to future depreciation expense.
(iv) Current and deferred taxes
Judgements and estimates are required in assessing whether deferred tax assets are recoverable. Recoverability is based on an assessment of the ability to use future tax deductions against future taxable income, prior to expiration. Deferred tax liabilities arising from temporary differences on investments in subsidiaries, joint ventures and associates are recognized unless the reversal of the temporary differences can be controlled and is not expected to occur in the foreseeable future, which requires judgement.
Assumptions about the generation of future taxable earnings and repatriation of retained earnings depend on management’s estimates of future production and sales volumes, commodity prices, reserves, operating costs, decommissioning and restoration costs, capital expenditures, dividends and other capital management transactions.
The Company operates in multiple tax jurisdictions and judgement is required in the application of income tax legislation in these jurisdictions. These estimates and judgements are subject to risk and uncertainty and could result in an adjustment to current and deferred tax provisions and a corresponding increase or decrease to earnings or loss for the period.
Adoption of New Accounting Standards and Upcoming Changes
(a) Current adoption of new accounting standards
The following amendments to existing standards have been adopted by the Company commencing January 1, 2024:
Classification of Liabilities as Current or Non-current and Non-current Liabilities with Covenants
Eldorado has adopted 'Classification of Liabilities as Current or Non-current (Amendments to IAS 1) and Non-current Liabilities with Covenants (Amendments to IAS 1)'. In January 2020, the IASB published narrow scope amendments to IAS 1 Presentation of Financial Statements. The narrow scope amendment clarifies that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date. In October 2022, the IASB published an additional narrow scope amendment to IAS 1 Presentation of Financial Statements and reconfirmed that only covenants with which a company must comply on or before the reporting

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2024 date affect the classification of a liability as current or non-current. Covenants with which the Company must comply after the reporting date do not affect a liability’s classification at that date. The Company has considered the amendments and concluded that there is no material impact on the consolidated financial statements from the adoption of this amendment.

(b) New Standards issued and not yet effective
Below are new standards, amendments to existing standards and interpretations that have been issued and are not yet effective. The Company plans to apply the new standards or interpretations in the annual period for which they are effective.
Amendments to the Classification and Measurement of Financial Instruments: Amendments to IFRS 9, Financial Instruments and IFRS 7, Financial Instruments: Disclosures
In May 2024, the IASB issued 'Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)'. The amendments clarify the date of recognition and derecognition of some financial assets and financial liabilities, with a new exception that permits companies to elect to derecognize certain financial liabilities settled via electronic payment systems earlier than the settlement date. It also clarifies guidance on assessing whether a financial asset meets the solely payments of principal and interest criterion, it adds new disclosures for certain instruments with contractual terms that can change cash flows and updates the disclosures for equity instruments designated at fair value through other comprehensive income. The amendments apply for annual reporting periods beginning on or after January 1, 2026, and are applied retrospectively. The Company is currently evaluating the impact of the new standard on its consolidated financial statements.
IFRS 18: Presentation and Disclosure in Financial Statements
In April 2024, the IASB published its new standard IFRS 18 ‘Presentation and Disclosures in Financial Statements' that will replace IAS 1 'Presentation of Financial Statements' which sets out presentation and base disclosure requirements for financial statements. The changes, which mostly affect the income statement, include the introduction of categories and defined subtotals to allow better comparison between entities. Along with the introduction of requirements to improve aggregation and disaggregation of line items presented on the primary financial statements, that aim at additional relevant information and ensure that material information is not obscured. Companies will also have to disclose information on Management-defined Performance Measures in the notes to the financial statements. The amendments apply for annual reporting periods beginning on or after January 1, 2027, and are applied retrospectively. The Company is currently evaluating the impact of the new standard on its consolidated financial statements.
Disclosure Controls and Procedures
Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to management, including the CEO and CFO, as appropriate to allow for timely decisions about public disclosure.
Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2024, as defined in the rules of the SEC and Canadian Securities Administrators. Based on this evaluation, management concluded that the disclosure controls and procedures were effective in providing reasonable assurance that the information required to be disclosed in reports filed or submitted by the Company under United States and Canadian securities legislation was recorded, processed, summarized and reported within the time periods specified in those rules.
Internal Controls over Financial Reporting
Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, as such term as defined in Rule 13a-15(f) of the United States Exchange Act of 1934, as amended, and NI 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, and uses the Committee of Sponsoring Organizations of the Treadway Commission (2013) framework on Internal Control - Integrated Framework (2013) to evaluate the effectiveness of the Company’s internal controls over financial reporting. The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2024 controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures. Based on this assessment, management concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2024.
KPMG LLP, an independent registered public accounting firm, has audited the effectiveness of internal control over financial reporting, and has expressed their opinion in their report included with the Company’s annual consolidated financial statements.
Changes in Internal Control over Financial Reporting
There have been no changes in the Company’s internal control over financial reporting during the quarter and for the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
Limitations of Controls and Procedures
Management, including the CEO and CFO, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.
Mineral Reserves and Mineral Resources Estimates and Related Cautionary Note to U.S. Investors
The Company's mineral reserve and mineral resource estimates for Kisladag, Lamaque, Efemcukuru, Olympias, Perama Hill, Perama South, Skouries, Stratoni, Piavitsa, Sapes, Certej, and Ormaque, are based on the definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum, and in compliance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the SEC that are applicable to domestic U.S. companies. The reader may not be able to compare the mineral reserve and mineral resources information in this MD&A with similar information made public by domestic U.S. companies. The reader should not assume that:
•the mineral reserves defined in this MD&A qualify as reserves under SEC standards
•the measured and indicated mineral resources in this MD&A will ever be converted to reserves; and
•the inferred mineral resources in this MD&A are economically mineable, or will ever be upgraded to a higher category.
Mineral resources which are not mineral reserves do not have demonstrated economic viability.
The Company most recently completed its Mineral Reserves and Mineral Resources annual review process with an effective date of September 30, 2024, a summary of which was published on December 11, 2024.
Value Beyond Proven and Probable Reserves ("VBPP")
On acquisition of a mineral property, the Company prepares an estimate of the fair value of the exploration potential of that property and records this amount as an asset, called value beyond proven and probable, as at the date of acquisition. As part of its annual business cycle, the Company prepares estimates of proven and probable reserves for each mineral property. The change in reserves, net of production, is used to determine the amount to be converted from VBPP to proven and probable reserves. Estimates of VBPP are also used in our impairment analyses.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2024
Qualified Persons
Except as otherwise noted, Simon Hille, FAusIMM, Executive Vice President, Technical Services and Operations, is the Qualified Person under NI 43-101 responsible for preparing and supervising the preparation of the scientific or technical information contained in this MD&A and verifying the technical data disclosed in this document relating to our operating mines and development projects. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.
Jessy Thelland, géo (OGQ No. 758), a member in good standing of the Ordre des Géologues du Québec, is the qualified person as defined in NI 43-101 responsible for, and has verified and approved, the scientific and technical disclosure contained in this MD&A for the Quebec projects.
Forward-looking Statements and Information
Certain of the statements made and information provided in this MD&A are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “anticipates”, “believes”, “budgets”, “continue”, “commitment”, “confident”, “estimates”, “expects”, “forecasts”, “guidance”, “intends”, “outlook”, “plans”, “potential”, “projected”, “prospective”, or “schedule” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “can”, “could”, “likely”, “may”, “might”, “will” or “would” be taken, occur or be achieved.
Forward-looking statements or information contained in this MD&A include, but are not limited to, statements or information with respect to: our beliefs for reserve growth; our jurisdictional and overall strategy; in respect of the Skouries Project: expected continued impacts of labour market tightness in Greece, construction project capital cost and accelerated operational capital estimates; expectations to complete additional pre-commercial production mining; expected schedules for first production and commercial production; growth capital investment in 2025; expected spend of accelerated operating capital in 2025; the results of the 2021 feasibility study including expected mine life, annual production of gold and copper from the project as well as expected 2026 production estimates; funding requirements for Skouries, including the sources thereof; impacts to the letter of credit as the Company invests in Skouries; mine life and production estimates for the Reserve Case contained in the Lamaque Technical Report; the Company’s 2025 annual production and cost guidance on a Company basis and by material and property as applicable; expectations for production growth for the period 2025 through 2027 as it relates to both gold and copper; in respect of Kisladag: expectations of first quarter 2025 production including the factors impacting our expectations; plans to complete an engineering study; activities to extend mine life, construct the second phase of the NHLP and ADR plant and building relocation work due to pit expansion; in respect of Lamaque, plans to develop the Ormaque deposit; in respect of Efemcukuru, plans for underground development at Kokarpinar; in respect of Olympias, plans to continue underground development; expected mining methods if the Perama Hill property is developed; plans to sell the Certej project; future exploration activities; beliefs with respect to working capital capacity; the vesting and redemption of the Company’s PSUs; non-IFRS financial measures and ratios; risk factors affecting our business; upcoming changes to accounting standards; our expectations as to our future financial and operating performance, including future cash flow, estimated cash costs, expected metallurgical recoveries, and commodity price outlook; and our strategy, plans and goals, including our proposed exploration, development, construction, permitting, financing and operating potential, plans and priorities, and related timelines and schedules. Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.
We have made certain assumptions about the forward-looking statements and information, including assumptions concerning: timing, cost, results of our construction and development activities, improvements and exploration; the future price of gold and other commodities; the global concentrate market; exchange rates; anticipated values, costs, expenses and working capital requirements; production and metallurgical recoveries; Mineral Reserves and Resources; our ability to unlock the potential of our brownfield property portfolio; our ability to address the negative impacts of climate change and adverse weather (including increased precipitation at Kisladag); consistency of agglomeration and our ability to optimize it in the future; the cost of, and extent to which we use, essential consumables (including fuel, explosives, cement, and cyanide); the impact and effectiveness of productivity initiatives; the time and cost necessary for anticipated overhauls of equipment; expected by-product grades; the

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2024 use, and impact or effectiveness, of growth capital; the impact of acquisitions, dispositions, suspensions or delays on our business; the sustaining capital required for various projects; and the geopolitical, economic, permitting and legal climate that we operate in (including recent disruptions to shipping operations in the Red Sea and any related shipping delays, shipping price increases, or impacts on the global energy market).
More specifically, with respect to the Skouries Project and updates, we have made additional assumptions regarding inflation rates; labour productivity, rates and expected hours; the scope and timing related to the awarding of key contract packages and approval thereon; expected scope of project management frameworks; our ability to continue to execute our plans relating to Skouries on the estimated existing project timeline and consistent with the current planned project scope (including our anticipated progress regarding the IEWMF and two test stopes); the timeliness of shipping for important or critical items (such as the framing for filter press plates); our ability to continue to access our project funding and remain in compliance with all covenants and contractual commitments in relation thereto; our ability to obtain and maintain all required approvals and permits, both overall and in a timely manner; no further archaeological investigations being required, the future price of gold, copper and other commodities; and the broader community engagement and social climate in respect of the Skouries Project.
In addition, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this MD&A.
Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.
Furthermore, should one or more of the risks, uncertainties and other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. Generally, these risks, uncertainties and other factors include, among others, the following: risks relating to our operations in foreign jurisdictions (including recent disruptions to shipping operations in the Red Sea and any related shipping delays, shipping price increases, or impacts on the global energy market); development risks at Skouries and other development projects; community relations and social license; liquidity and financing risks; climate change; inflation risk; environmental matters; production and processing; waste disposal; geotechnical and hyrdogeological conditions or failures; the global economic environment; risks relating to any pandemic, epidemic, endemic or similar public health threats; reliance on a limited number of smelters and off-takers; labour (including in relation to employee/union relations, the Greek transformation, employee misconduct, key personnel, skilled workforce, expatriates, and contractors); indebtedness (including current and future operating restrictions, implications of a change of control, ability to meet debt service obligations, the implications of defaulting on obligations and change in credit ratings); the Company's ability to satisfy covenants under its agreements, including its project funding agreements; government regulation; the Sarbanes-Oxley Act (SOX); commodity price risk; mineral tenure; ability to secure the required permits, licenses and authorizations in a timely manner; risks relating to environmental sustainability and governance practices and performance; financial reporting (including relating to the carrying value of our assets and changes in reporting standards); non-governmental organizations; corruption, bribery and sanctions; information and operational technology systems; litigation and contracts; estimation of Mineral Reserves and Mineral Resources; different standards used to prepare and report Mineral Reserves and Mineral Resources; credit risk; price volatility, volume fluctuations and dilution risk in respect of our shares; actions of activist shareholders; reliance on infrastructure, commodities and consumables (including power and water); currency risk; interest rate risk; tax matters; dividends; reclamation and long-term obligations; the ongoing potential for material impairment and/or write-downs of assets; acquisitions, including integration risks, and dispositions; regulated substances; necessary equipment; co-ownership of our properties; the unavailability of insurance; conflicts of interest; compliance with privacy legislation; reputational issues; competition, and those risk factors discussed in the sections titled “Forward-Looking Information and Risks” and “Risk Factors in Our Business” in our most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form & Form 40-F filed on SEDAR+ and EDGAR under our Company name, which discussion is incorporated by reference in this MD&A, for a fuller understanding of the risks and uncertainties that affect our business and operations.
With respect to the Skouries Project, these risks, uncertainties and other factors may cause further delays in the completion of the construction and commissioning at the Skouries Project which in turn may cause delays in the commencement of production and the achievement of commercial production, and further increase the costs of the

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2024
Skouries Project. The specific risks, uncertainties and other factors include, among others: our ability to recruit the required number of personnel with required skills within the required timelines, and to manage changes to workforce numbers through the construction of the Skouries Project; our ability to recruit personnel having the requisite skills, experience and ability to work on site; our ability to increase productivity by adding or modifying labour shifts; rising labour costs or costs of key inputs such as materials, power and fuel; risks related to third-party contractors, including reduced control over aspects of the Company's operations and/or the ability of contractors to perform; the ability of key suppliers to meet key contractual commitments in terms of schedules, amount of product delivered, cost or quality; our ability to construct key infrastructure within the required timelines including the process plant, filter plant, waste management facilities and embankments; differences between projected and actual degree of pre-strip required in the open pit; variability in metallurgical recoveries and concentrate quality due to factors such as extent and intensity of oxidation or presence of transition minerals; presence of additional structural features impacting hydrological and geotechnical considerations; variability in minerals or presence of substances that may have an impact on filtered tails performance and resulting bulk density of stockpiles or filtered tails; distribution of sulfides that may dilute concentrate and change the characteristics of tailings; unexpected disruptions to operations due to protests, non-routine regulatory inspections, road conditions or labour unrest; unexpected inclement weather and climate events including short and long duration rainfall and floods; our ability to meet pre-commercial producing mining or underground development targets; unexpected results from underground stopes; new archaeological finds on site requiring the completion of a regulatory process; changes in support from local communities, and our ability to meet the expectations of communities, governments and stakeholders related to the Skouries Project; and timely receipt of necessary permits and authorizations.
The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes.
There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.
This MD&A contains information that may constitute future-orientated financial information or financial outlook information (collectively, “FOFI”) about Eldorado’s prospective financial performance, financial position or cash flows, all of which is subject to the same assumptions, risk factors, limitations and qualifications as set forth above. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise or inaccurate and, as such, undue reliance should not be placed on FOFI. Eldorado’s actual results, performance and achievements could differ materially from those expressed in, or implied by, FOFI. Eldorado has included FOFI in order to provide readers with a more complete perspective on Eldorado’s future operations and management’s current expectations relating to Eldorado’s future performance. Readers are cautioned that such information may not be appropriate for other purposes. FOFI contained herein was made as of the date of this MD&A. Unless required by applicable laws, Eldorado does not undertake any obligation to publicly update or revise any FOFI statements, whether as a result of new information, future events or otherwise.

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